Our Ref : BS(2008)031(JL) File No.82-34675

1 February 2008 **BY COURIER**

Office of International Corporate Finance
Division of Corporation Finance [redacted]
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

08000606

SUPPL

Dear Sirs,

**BOC Hong Kong (Holdings) Limited**
**Rule 12g3-2(b) File No.82-34675**

We enclose the Monthly Return on Movement of Listed Equity Securities filed by the Company with The Stock Exchange of Hong Kong Limited for the month ended 31 January 2008 for your attention.

Please note that the above document is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

PROCESSED
FEB 13 2008
THOMSON
FINANCIAL

Jacqueline Lee
Assistant Company Secretary

Encl.

# Monthly Return On Movement of Listed Equity Securities (Form I)
# 上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

## Submission Details
## 呈交資料

| | | | | |
|---|---|---|---|---|
| Date/Time submitted 呈交日期/時間 | 01/02/2008 | 15:47:08 | Submitted By 呈交者 | 02388P01 |
| Date/Time Approved 批准日期/時間 | 01/02/2008 | 15:47:11 | Approved By 審批者 | 02388P02 |
| Submission No. 呈交編號 | EBIS-080201-00093 | | Status 狀況 | Approved |

| | | | | |
|---|---|---|---|---|
| Issuer 發行人 | LM02388 | BOC Hong Kong (Holdings) Limited | | |
| Type of Agent 代理人類別 | | | | |
| Tier 1 Headline 標題類別 (第一層) | Unvetted | | Tier 2 Headline 標題分項 (第二層) | Monthly Return I |
| Contact Person 聯絡人 | Jason C. W. Yeung | | | |
| Contact No. 聯絡電話 | 2846 2700 | | | |

**For the month ended :**
**截至月份：** 31/01/2008

| | | | | |
|---|---|---|---|---|
| Name of Issuer 公司名稱 | LM02388 | BOC Hong Kong (Holdings) Limited | | |
| Representative Code/Name 代表代號／姓名 | | | | |
| Contact Person 聯絡人 | Jason C. W. Yeung | | | |
| Contact Telephone No. 聯絡電話 | 2846 2700 | | Date submitted 呈交日期 | 01/02/2008 |

Section A A 部 Section B B 部 Section C C 部 Section D D 部

## A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
## A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

- ✔ Ordinary shares 普通股
- Preference shares 優先股
- Equity Warrants 股本權證
- Other Classes of Shares 其他類別股份

Section A A 部 Section B B 部 Section C C 部 Section D D 部

## B. Movement in Authorised Share Capital
## B. 法定股本變動

### 1. Ordinary Shares
### 1. 普通股

(1) Stock Code : 2388
(1) 股份代號 :

Description :
說明 :

| | No. of Shares 股份數目 | Par Value 面值 | | Authorised Share Capital 法定股本 |
|---|---|---|---|---|
| Balance at close of preceding month 上月底結存 | 20,000,000,000 | HKD | 5.00 | 100,000,000,000 |
| Increase/(Decrease) 增加／(減少) | | | | |
| (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年) | | | | |
| Balance at close of the month 本月底結存 | 20,000,000,000 | HKD | 5.00 | 100,000,000,000 |

(2) Stock Code :
(2) 股份代號 :

Description :
說明 :

| | No. of Shares 股份數目 | Par Value 面值 | | Authorised Share Capital 法定股本 |
|---|---|---|---|---|
| Balance at close of preceding month 上月底結存 | | HKD | | |
| Increase/(Decrease) 增加／(減少) | | | | |
| (EGM approval date) (股東特別大會通過日期) (dd/mm/yyyy) (日／月／年) | | | | |
| Balance at close of the month 本月底結存 | | HKD | | |

### 2. Preference Shares
### 2. 優先股

Stock Code :
股份代號 :

Description :
說明 :

| | No. of Shares 股份數目 | Par Value 面值 | | Authorised Share Capital 法定股本 |
|---|---|---|---|---|
| Balance at close of preceding month 上月底結存 | | HKD | | |
| Increase/(Decrease) | | | | |

| | | | |
|---|---|---|---|
| 增加／(減少)<br>(EGM approval date)<br>(股東特別大會通過日期)<br><br>(dd/mm/yyyy)<br>(日／月／年) | | | |
| Balance at close of the month<br>本月底結存 | | HKD | |

3. **Other Classes of Shares**
3. 其他類別股份

| Stock Code :<br>股份代號 : | | Description :<br>說明 : | |
|---|---|---|---|
| | No. of Shares<br>股份數目 | Par Value<br>面值 | Authorised Share Capital<br>法定股本 |
| Balance at close of preceding month<br>上月底結存 | | HKD | |
| Increase/(Decrease)<br>增加／(減少)<br>(EGM approval date)<br>(股東特別大會通過日期)<br><br>(dd/mm/yyyy)<br>(日／月／年) | | | |
| Balance at close of the month<br>本月底結存 | | HKD | |

| | | |
|---|---|---|
| **Total Authorised Share Capital at the end of the Month**<br>本月底法定股本總額 | HKD | 100,000,000,000 |

Section A A 部 Section B B 部 Section C C 部 Section D D 部

## C. Movement in Issued Share Capital
## C. 已發行股本變動

| | No. of ordinary shares 普通股數目 (1) | (2) | No. of Preference shares<br>優先股數目 | No. of other classes of shares<br>其他類別股份數目 |
|---|---|---|---|---|
| Balance at close of preceding month<br>上月底結存 | 10,572,780,266 | | | |
| Increase/(Decrease) during the month<br>本月增加／(減少) | | | | |
| Balance at close of the month<br>本月底結存 | 10,572,780,266 | | | |

Section A A 部 Section B B 部 Section C C 部 Section D D 部

## D. Details of Movement
## D. 變動詳情

**Share Options**
購股權

| Total No. of Options at Close of Preceding Month 上月底購股權總數 | Total Granted During the Month 月內已授出總數 | Total Exercised During the Month 月內已行使總數 | Total Cancelled During the Month 月內已註銷總數 | Total No. of Options Lapsed During the Month 月內已失效總數 | Total No. of Options at Close of the Month 本月底購股權總數 | No. Of New Shares Arising Therefrom 由此而產生的新股數目 |
|---|---|---|---|---|---|---|
| | | | | | | ○ Ordinary (1) 普通股 (1)<br>Ordinary (2) 普通股 (2)<br>Preference 優先股<br>Other Class 其他類別 |
| | | Total Exercised Money During the Month 月內已行使總金額 | | HKD | | |

**Equity Warrants**
股本權證

| Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 － 日／月／年） | Currency of Nominal Value 面值貨幣 | Nominal Value at Close of Preceding Month 上月底面值 | Exercised During the Month 月內已行使 | Nominal Value at Close of the Month 本月底面值 | No. Of New Shares Arising Therefrom 由此而產生的新股數目 |
|---|---|---|---|---|---|
| 1.<br>( )<br>Stock Code 股份代號<br>Subscription Price 認購價 HKD | HKD | | | | ○ Ordinary (1) 普通股 (1)<br>Ordinary (2) 普通股 (2)<br>Preference 優先股<br>Other Class 其他類別 |
| 2.<br>( )<br>Stock Code 股份代號<br>Subscription Price 認購價 HKD | HKD | | | | ○ Ordinary (1) 普通股 (1)<br>Ordinary (2) 普通股 (2)<br>Preference 優先股<br>Other Class 其他類別 |
| 3.<br>( )<br>Stock Code 股份代號<br>Subscription Price 認購價 HKD | HKD | | | | ○ Ordinary (1) 普通股 (1)<br>Ordinary (2) 普通股 (2)<br>Preference 優先股<br>Other Class 其他類別 |

| | | | | |
|---|---|---|---|---|
| 4. ( ) Stock Code 股份代號 Subscription Price 認購價 HKD | HKD | | | Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別 |

**Convertibles**
**可換股票據**

| Class 類別 | Currency of Amount Outstanding 發行貨幣 | Amount at Close of Preceding Month 上月底已發行總額 | Converted During the Month 月內已換股款額 | Amount at Close of the Month 本月底已發行總額 | No. Of New Shares Arising Therefrom 由此而產生的新股數目 |
|---|---|---|---|---|---|
| 1. Stock Code 股份代號 Conversion Price 換股價 HKD | HKD | | | | Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別 |
| 2. Stock Code 股份代號 Conversion Price 換股價 HKD | HKD | | | | Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別 |
| 3. Stock Code 股份代號 Conversion Price 換股價 HKD | HKD | | | | Ordinary (1) 普通股 (1) Ordinary (2) 普通股 (2) Preference 優先股 Other Class 其他類別 |

**Other Issues of Shares**
**其他股份發行**

| Type of Securities 證券類別 | | | No. Of New Shares Arising Therefrom 由此而產生的新股數目 |
|---|---|---|---|
| 1. Please Select One | At Price : HKD | Issue and allotment Date : | |

| | | | |
|---|---|---|---|
| | 價格： | (dd/mm/yyyy) 發行及配發日期：（日／月／年） | ○ Ordinary (1) 普通股 (1)<br>Ordinary (2) 普通股 (2)<br>Preference 優先股<br>Other Class 其他類別 |
| 2. Please Select One | At Price : HKD 價格： | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年） | ○ Ordinary (1) 普通股 (1)<br>Ordinary (2) 普通股 (2)<br>Preference 優先股<br>Other Class 其他類別 |
| 3. Please Select One | At Price : HKD 價格： | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年） | ○ Ordinary (1) 普通股 (1)<br>Ordinary (2) 普通股 (2)<br>Preference 優先股<br>Other Class 其他類別 |
| 4. Please Select One | At Price : HKD 價格： | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年） | ○ Ordinary (1) 普通股 (1)<br>Ordinary (2) 普通股 (2)<br>Preference 優先股<br>Other Class 其他類別 |
| 5. **Bonus Issue** 紅股發行 | | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年） | ○ Ordinary (1) 普通股 (1)<br>Ordinary (2) 普通股 (2)<br>Preference 優先股<br>Other Class 其他類別 |
| 6. **Repurchase of share** 購回股份 | | Cancellation Date: (dd/mm/yyyy) 註銷日期：（日／月／年） | ○ Ordinary (1) 普通股 (1)<br>Ordinary (2) 普通股 (2)<br>Preference 優先股 |

| | | | | |
|---|---|---|---|---|
| | | | | Other Class 其他類別 |
| 7. **Redemption of share** 贖回股份 | | | Redemption Date: (dd/mm/yyyy) 贖回日期：（日／月／年） | ○ Ordinary (1) 普通股 (1)<br>Ordinary (2) 普通股 (2)<br>Preference 優先股<br>Other Class 其他類別 |
| 8. **Other** 其他 | At Price : 價格 : | HKD | Issue and allotment Date : (dd/mm/yyyy) 發行及配發日期：（日／月／年） | ○ Ordinary (1) 普通股 (1)<br>Ordinary (2) 普通股 (2)<br>Preference 優先股<br>Other Class 其他類別 |
| (Please specify) : （請註明） | | | | |

Remarks (Max 160 Characters):
備註（最多160個字）：

**Authorised Signatory**
**授權簽署**

* Name 姓名 : Jason C.W. Yeung
* Title 職銜 : Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

File No.82-34675

Our Ref : BS(2008)029(JL)

1 February 2008

**BY COURIER**

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

**BOC Hong Kong (Holdings) Limited**
**Rule 12g3-2(b) File No.82-34675**

We enclose a copy of the circular dated 1 February 2008 issued by the Company to its shareholders in relation to continuing connected transactions for your attention.

Please note that the above documents are being furnished to the Securities and Exchange Commission (the "SEC") on behalf of the Company pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,
For and on behalf of
BOC Hong Kong (Holdings) Limited

Jacqueline Lee
Assistant Company Secretary

Encl.

File No.82-35030

Our Ref: BOC/BSHK(2008)007(JY)

4 February 2008

BY COURIER

The Office of International Corporate Finance
The Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

**Bank of China Limited (the "Bank") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File No. 82-35030)**

Enclosed please find a copy of each of the documents, as listed in Annex A attached hereto, to be furnished to the Securities and Exchange Commission (the "Commission") pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Brief descriptions of each document for which no English language version, translation or summary has been prepared are set forth in Annex B attached hereto.

In accordance with subparagraphs (4) and (5) of the Rule, the information furnished herewith is being furnished with the understanding that it shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information pursuant to the Rule shall constitute an admission for any purpose that the Bank, a joint stock company incorporated under the laws of the People's Republic of China with limited liability, is subject to the Exchange Act.

If you have any queries in connection with this matter, please contact our Mr. Zhang Handong at (8610) 6659 4567 or our Ms. Y.W. Pak at (852) 2846 2703.

Yours faithfully,
For and on behalf of
Bank of China Limited

Jason C.W. Yeung
Company Secretary

Encl.

## List of Documents Furnished

1. Announcement dated 2 January 2008 in relation to the continuing connected transactions of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited.

2. Announcement dated 22 January 2008 in relation to the unusual price movement of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited.

3. Clarification Announcement dated 23 January 2008 of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited.

4. Announcement dated 23 January 2008 in relation to the delay in despatch of circular on continuing connected transactions of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited.

5. Announcement dated 31 January 2008 in relation to the appointment of Non-executive Director and changes in composition of Board Committees of the Bank as published on the website of Hong Kong Exchanges and Clearing Limited.

6. Monthly Return on Movement of Listed Equity Securities (Form I) for the month ended 31 January 2008 filed by the Bank with The Stock Exchange of Hong Kong Limited.

## Brief Descriptions of Documents for which No English Language Version, Translation or Summary Has Been Prepared

1. Announcement dated 2 January 2008 in relation to the commencement of trading of A-Shares of the Bank placed to strategic investors which are subject to 18-month lock-up period as published in the People's Republic of China (the "PRC").

2. Overseas regulatory announcement dated 2 January 2008 in relation to the publication in the PRC of an announcement on the commencement of trading of A-Shares of the Bank placed to strategic investors which are subject to 18-month lock-up period, as published on the website of Hong Kong Exchanges and Clearing Limited.

3. Announcement dated 2 January 2008 in relation to the continuing connected transactions of the Bank as published in the PRC.

4. Clarification Announcement dated 23 January 2008 of the Bank as published in the PRC.

5. Announcement dated 31 January 2008 in relation to the appointment of Non-executive Director and changes in composition of Board Committees of the Bank as published in the PRC.

中國銀行
BANK OF CHINA

# 中國銀行股份有限公司
# BANK OF CHINA LIMITED

*(a joint stock company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 3988)**

## ANNOUNCEMENT

## CONTINUING CONNECTED TRANSACTIONS

In the ordinary course of its business, the Group conducts certain transactions with BOCHK Group pursuant to the Services and Relationship Agreement. Upon BOCHK Holdings becoming a connected person of the Company in late November 2007, these ongoing transactions constituted continuing connected transactions of the Company under the Listing Rules. The Continuing Connected Transactions, comprising the General Connected Transactions, the Investment Connected Transactions and the Inter-bank Connected Transactions, continue following the expiration of the financial year ended December 31, 2007. The Company has assigned annual caps for each of the three financial years ending December 31, 2010 (the "**Annual Caps**") in respect of the Continuing Connected Transactions.

Given that the Annual Caps in respect of the General Connected Transactions represent less than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the General Connected Transactions fall within Rule 14A.34 of the Listing Rules, and are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 and 14A.38 of the Listing Rules.

Given that the Annual Caps in respect of the Investment Connected Transactions and the Inter-bank Connected Transactions represent more than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the Investment Connected Transactions and the Inter-bank Connected Transactions constitute non-exempt Continuing Connected Transactions under Rule 14A.35 of the Listing Rules, and are subject to the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 and the annual review requirements under Rules 14A.37 and 14A.38 of the Listing Rules.

The Board has set up the Independent Board Committee to review and approve the Continuing Connected Transactions. The Company will retain an independent financial adviser to advise the Independent Board Committee and the shareholders of the Company for the purpose of considering the Investment Connected Transactions and the Inter-bank Connected Transactions.

A circular containing, among other things, (i) details of the Investment Connected Transactions and the Inter-bank Connected Transactions and the Annual Caps in respect of the Investment Connected Transactions and the Inter-bank Connected Transactions; (ii) a letter from the independent financial adviser to the Independent Board Committee and the shareholders of the Company containing its advice on the Investment Connected Transactions and the Inter-bank Connected Transactions; and (iii) the recommendation of the Independent Board Committee in respect of the Investment Connected Transactions and the Inter-bank Connected Transactions, will be despatched to the shareholders of the Company as soon as practicable. A notice of the AGM will be despatched to the shareholders of the Company separately.

## BACKGROUND TO THE CONTINUING CONNECTED TRANSACTIONS

The Group conducts certain transactions with the BOCHK Group pursuant to the Services and Relationship Agreement in the ordinary and usual course of its business on normal commercial terms. Following the establishment of BOC Services in late November 2007, of which 55% equity interest is indirectly held by the Company and 45% equity interest is indirectly held by BOCHK Holdings, BOCHK Holdings became a connected person of the Company under the Listing Rules by virtue of it being a substantial shareholder of a subsidiary of the Company and thus these ongoing transactions constituted continuing connected transactions of the Group under the Listing Rules.

Pursuant to the Services and Relationship Agreement, the Company has agreed to, and agreed to procure its associates to, enter into all future arrangements with the BOCHK Group on an arm's-length basis, on normal commercial terms and at rates no less favourable than those offered to independent third parties, in relation to certain areas including, among others, information technology services, training services, physical bullion agency services, correspondent banking arrangements, treasury transactions, provision of insurance and syndicated loans. Pursuant to the same agreement, BOCHK Holdings has agreed to, and agreed to procure its subsidiaries to, enter into all future arrangements on the same basis, provided that the rates offered by the BOCHK Group to the Company and its associates will be no more favourable than those offered to independent third parties. The Continuing Connected Transactions are governed by the Services and Relationship Agreement and/or other specific agreements. The Services and Relationship Agreement, as amended, is for a period of three years commencing January 1, 2008. The amended duration is the only amended term of the Services and Relationship Agreement.

## PARTICULARS OF THE CONTINUING CONNECTED TRANSACTIONS

Details of the Continuing Connected Transactions, comprising the General Connected Transactions, the Investment Connected Transactions and the Inter-bank Connected Transactions, and the Annual Caps are set out below.

### *General Connected Transactions*

1. **Information Technology Services**

   BOCHK provides various information technology services to the Group in Hong Kong, Macau, the Asia-Pacific region and China. These services include technical consultancy, specific computer systems and software development, systems maintenance, operation, support, network installation, user training and support, control and supervision of system security and safety services. In return, BOCHK receives a fee on the basis of costs plus a margin of 5%. These services are provided on normal commercial terms.

The table below sets out the historical fees and the Annual Caps for the information technology services:

| | 2005 | 2006 | 2007* |
|---|---|---|---|
| Historical fees *(HK$ million)* | 39.85 | 43.3 | 27.06 |

| | 2008 | 2009 | 2010 |
|---|---|---|---|
| Annual Caps *(HK$ million)* | 1,100 | 1,100 | 1,100 |

* *For the ten months ended October 31, 2007*

## 2. Property Transactions

### *2.1 Leases and licences*

The Group leases various premises from and to the BOCHK Group in Hong Kong and China pursuant to various leases and licences agreements at prevailing market rates at the relevant times. These arrangements are conducted on normal commercial terms.

### *2.2 Property management and letting agency*

Sun Chung provides property management and letting services to BOCHK at Bank of China Tower, Bank of China Building, Bank of China Centre and other properties as required from time to time. In return, Sun Chung receives (i) a monthly management fee which is partially paid by the BOCHK Group's tenants with the remainder paid by the BOCHK Group in respect of the office space used by the BOCHK Group; (ii) a commission payment based on the total rents collected for the buildings, which includes notional rents in respect of office space used by the BOCHK Group; and (iii) commission payments provided that either Sun Chung is able to find new tenants for the buildings or the existing tenants renew their leases with the BOCHK Group. These arrangements are conducted on normal commercial terms.

The table below sets out historical revenues and payments and the Annual Caps (for the avoidance of doubt, the amounts paid and received by the Group are not netted for the purposes of calculating the Annual Caps) for all of the property transactions described above:

| | 2005 | 2006 | 2007* |
|---|---|---|---|
| Historical revenues and payments *(HK$ million)* | 94.92 | 96.72 | 86.93 |

| | 2008 | 2009 | 2010 |
|---|---|---|---|
| Annual Caps *(HK$ million)* | 1,100 | 1,100 | 1,100 |

* *For the ten months ended October 31, 2007*

3. **Bank-note Delivery**

BOCHK provides bank-note delivery services to the Group for fees based on market rates.

The table below sets out the historical fees and the Annual Caps for the bank-note delivery services:

| | **2005** | **2006** | **2007*** |
|---|---|---|---|
| Historical fees *(HK$ million)* | 35.61 | 38.15 | 52.76 |

| | **2008** | **2009** | **2010** |
|---|---|---|---|
| Annual Caps *(HK$ million)* | 1,100 | 1,100 | 1,100 |

* *For the ten months ended October 31, 2007*

4. **Provision of Insurance Cover**

BOC Insurance provides insurance cover to the BOCHK Group including, without limitation, cash and cash transit insurance, group medical insurance, group life insurance, employee compensation insurance, public liability insurance, accidental damage to property insurance, banker's bond insurance and directors' and officers' liability insurance. These arrangements are conducted on normal commercial terms.

The table below sets out the historical premiums paid by the BOCHK Group and the Annual Caps for provision of insurance to the BOCHK Group:

| | **2005** | **2006** | **2007*** |
|---|---|---|---|
| Historical premiums *(HK$ million)* | 55.58 | 61.73 | 67.80 |

| | **2008** | **2009** | **2010** |
|---|---|---|---|
| Annual Caps *(HK$ million)* | 1,100 | 1,100 | 1,100 |

* *For the ten months ended October 31, 2007*

5. **Credit Card Services**

The Company acts as an agent bank for BOC-CC in connection with BOC-CC's merchant acquiring business in China and promotes such business for a percentage of the transaction amount. The Company also provides training to its staff in its provincial branches throughout China in connection with BOC-CC's business.

Each of the Company's Macau branch and Tai Fung Bank, a subsidiary of the Company, promotes BOC-CC's Hong Kong dollar and Macau pataca settled credit cards bearing their respective names, to their customers in Macau and provides other services to BOC-CC such as processing and approving applications received and collecting payments for such credit cards. In addition to their card issuing services, the Company's Macau branch and Tai Fung Bank provide services for BOC-CC's merchant acquiring business in Macau.

BOC-CC provides operational administrative and technical support services to the Company for the Company's Great Wall International Card and agency services for the Company's Great Wall Renminbi Card. It also provides back office settlement and other services to the Company's Macau branch and the Company's Zhuhai branch in connection with their Renminbi Cards. In addition, BOC-CC also provides business support services, such as business and product development, information technology services, customer support services and training services to the Company's overseas branches in relation to their credit card business.

The Company also co-operates with BOC-CC in China to provide back-office support services to credit card services of the Company and China business development of BOC-CC. All these arrangements and transactions are conducted on normal commercial terms.

The table below sets out the historical aggregate commissions and payments and the Annual Caps (for the avoidance of doubt, the amounts paid and received by the Group are not netted for the purposes of calculating the Annual Caps) for all of the credit card services and transactions described above:

| | **2005** | **2006** | **2007*** |
|---|---|---|---|
| Historical commissions and payments *(HK$ million)* | 86.44 | 91.99 | 79.20 |

| | **2008** | **2009** | **2010** |
|---|---|---|---|
| Annual Caps *(HK$ million)* | 1,100 | 1,100 | 1,100 |

* *For the ten months ended October 31, 2007*

*Investment Connected Transactions*

6. **Securities Transactions**

BOCI Securities, a subsidiary of the Company, is recognized as one of the leading brokerage firms in Hong Kong and ranks among the leading brokerages in terms of trading volume. BOCI Securities provides securities brokerage services to the BOCHK Group and its customers from time to time in the ordinary and usual course of its business and on normal commercial terms.

In consideration of the provision of securities brokerage services to the BOCHK Group and its customers by BOCI Securities, the BOCHK Group pays a commission, net of a rebate based on a fixed portion of the gross commission, to BOCI Securities. Accordingly, BOCHK Holdings has been receiving rebates from BOCI Securities at a fixed proportion of the gross commission paid to BOCI Securities.

In addition, since 2004, the BOCHK Group has distributed various securities products issued by BOCI Securities and its associates such as equity linked instruments, structured notes, bonds and other financial products as their agent on the basis of a commission with reference to the prevailing market rates.

The table below sets out the historical commissions (net of rebate) and revenues and the Annual Caps for the securities transactions described above:

| | 2005 | 2006 | 2007* |
|---|---|---|---|
| Historical commissions (net of rebate) and revenues *(HK$ million)* | 102.43 | 195.63 | 412.93 |

| | 2008 | 2009 | 2010 |
|---|---|---|---|
| Annual Caps *(HK$ million)* | 2,700 | 4,000 | 6,000 |

* *For the ten months ended October 31, 2007*

## 7. Fund Distribution Transactions

As one of the leading financial services providers in Hong Kong, the BOCHK Group provides fund distribution services to fund houses (including BOCI-Prudential Manager) in its ordinary course of business. The BOCHK Group promotes and sells various fund products, including guaranteed fund and open-ended fund products, as an intermediary for BOCI-Prudential Manager. The BOCHK Group receives a commission rebate on the basis of a certain percentage of the management fee received by BOCI-Prudential Manager in relation to the guaranteed funds. In respect of open-ended fund products, the BOCHK Group receives a portion of the service fees received by BOCI-Prudential Manager in respect of the units it sells as a commission. All fees and commissions payable by the fund houses (including BOCI-Prudential Manager) are calculated with reference to the prevailing market rates and the underlying transaction volumes based on an agreed fee schedule.

The table below sets out the historical commissions and rebates and the Annual Caps for the fund selling transactions:

| | 2005 | 2006 | 2007* |
|---|---|---|---|
| Historical commissions and rebates *(HK$ million)* | 45.1 | 53.59 | 186.48 |

| | 2008 | 2009 | 2010 |
|---|---|---|---|
| Annual Caps *(HK$ million)* | 2,700 | 4,000 | 6,000 |

* *For the ten months ended October 31, 2007*

## 8. Insurance Agency

BOCHK provides to BOC Insurance insurance agency services and receives commission payments in respect of the policies issued or renewed.

The table below sets out the historical commissions and the Annual Caps for the insurance agency services:

| | 2005 | 2006 | 2007* |
|---|---|---|---|
| Historical commissions<br>*(HK$ million)* | 221.42 | 295.06 | 311.76 |

| | 2008 | 2009 | 2010 |
|---|---|---|---|
| Annual Caps<br>*(HK$ million)* | 2,700 | 4,000 | 6,000 |

* *For the ten months ended October 31, 2007*

***Inter-bank Connected Transactions***

## 9. Foreign Exchange Transactions

In the ordinary course of its business, the Group enters into foreign exchange transactions with the BOCHK Group. These transactions are executed with reference to prevailing market rates. Foreign exchange transactions include spot, forward and outright transactions, and exercised currency options. The Company also conducts foreign currency banknote exchange transactions with BOCHK Group on normal commercial terms.

The table below sets out the historical estimated revenues and the Annual Caps for the foreign exchange transactions described above:

| | 2005 | 2006 | 2007* |
|---|---|---|---|
| Historical estimated revenues<br>*(HK$ million)* | 88.53 | 55.97 | 13.01 |

| | 2008 | 2009 | 2010 |
|---|---|---|---|
| Annual Caps<br>*(HK$ million)* | 2,700 | 4,000 | 6,000 |

* *For the ten months ended October 31, 2007*

## 10. Trading of Financial Assets

The Company and its branches enter into various transactions with the BOCHK Group, in which the Company and its branches buy or sell secondary interests in loans from and to the BOCHK Group. Trading of accounts receivables, forfaitings and other similar types of financial assets are also included in this category. These transactions are conducted on normal commercial terms.

The table below sets out the historical value of such financial assets traded by the Company and its branches with the BOCHK Group and the Annual Caps for such transactions:

| | **2005** | **2006** | **2007*** |
|---|---|---|---|
| Historical value *(HK$ million)* | 269.71 | 1,179.54 | 1,007.09 |

| | **2008** | **2009** | **2010** |
|---|---|---|---|
| Annual Caps *(HK$ million)* | 50,000 | 75,000 | 110,000 |

* *For the ten months ended October 31, 2007*

## 11. Inter-Bank Capital Markets

The Group buys and sells debt securities from and to the BOCHK Group in the secondary market with reference to prevailing market rates. The Group may trade other securities with the BOCHK Group in the future.

The table below sets out the historical value of debt and other securities traded by the Group with the BOCHK Group and the Annual Caps for such transactions:

| | **2005** | **2006** | **2007*** |
|---|---|---|---|
| Historical value *(HK$ million)* | 3,223 | 4,538.83 | 1,825.36 |

| | **2008** | **2009** | **2010** |
|---|---|---|---|
| Annual Caps *(HK$ million)* | 50,000 | 75,000 | 110,000 |

* *For the ten months ended October 31, 2007*

## REASONS AND BASIS FOR THE ANNUAL CAPS

### *General Connected Transactions*

The Company intends to set for each of the three financial years ending December 31, 2010 in respect of each of the General Connected Transactions the Annual Caps at HK$1,100 million.

The General Connected Transactions in general are mainly transactions with the BOCHK Group for mutual benefits or synergy (e.g. credit card services, information technology services, property transactions, bank notes delivery and provision of insurance cover). The historical transaction amounts of the General Connected Transactions are relatively stable and the growth rates are within the range of 6.4% and 11.1% in 2006 (except for property transactions which recorded a decrease in 2006). Although the historical growth rates of the respective transaction amounts during 2006 were not significant, they are subject to a number of uncertainties, such as the business environment of the banking industry, property markets and insurance market etc., and may vary in the forthcoming three years. For the bank note delivery, provision of insurance cover and credit card services, the historical transaction amounts of which for the ten months ended October 31, 2007 have already exceeded their respective historical transaction amounts for the ten months ended October 31, 2006 and such amounts were beyond the Company's expectation. For the information technology services and property transactions, the historical transaction amounts for the ten months ended October 31, 2007 represent approximately 62.5% and 89.9%, respectively of the historical transaction amounts for the year ended December 31, 2006. However, it is difficult to predict the property price and rental in Hong Kong for the future three years. In addition, it is expected that the banking industry will place more reliance on information technology service and support, which may thus increase the transaction amounts in respect of the information technology services. The Annual Caps are set at a standard amount of HK$1,100 million which have been determined with reference to the expected growth of transactions with BOCHK Group. With the further strengthening of the Group's relationship with the BOCHK Group, the Company expects the amounts of the General Connected Transactions to increase as compared to the historical amounts. Given the Annual Caps are estimated to be less than 2.5% of all applicable percentage ratios as defined in the Listing Rules, it is beneficial to set the Annual Caps at a standard amount of HK$1,100 million so as to allow more room for the Group's further expansion. Given the continued growth of the PRC economy and the BOCHK Group's long-term development of RMB banking business in Hong Kong, greater transaction volumes and amounts are expected between the Group and the BOCHK Group (e.g. credit card services and bank note delivery services). Therefore, it is reasonable to set a buffer for the Annual Caps by taking into account the further strengthening of the Group's business relationship with the BOCHK Group. In this connection, the Directors (including the independent non-executive Directors) are of the view that the Annual Caps are in the interests of the Company and its shareholders as a whole.

*Investment Connected Transactions and the Inter-bank Connected Transactions*

The Investment Connected Transactions involve activities which are regulated by various regulatory bodies in Hong Kong, such as the Hong Kong Monetary Authority, the Securities and Future Commission and the Office of the Commissioner of Insurance. The securities transactions are subject to the turnover of the stock market in Hong Kong and the historical transaction amounts for the ten months ended October 31, 2007 increased significantly as compared to the historical transaction amounts for the year ended 2006 due to the booming stock market during 2007. For the fund distribution transactions, they are mainly determined by customers' decision on their wealth management portfolio (e.g. stock, trust fund and foreign currency etc.) which are also not within the Group's control. The historical amounts of the fund distribution transactions for the ten months ended October 31, 2007 increased significantly by over 2.5 times of the historical transaction amounts for the year ended December 31, 2006. The insurance agency transactions relate primarily to the insurance market which is also subject to external factors similar to that of the stock market in Hong Kong and the historical transaction amounts of which for the ten months ended October 31, 2007 also increased by approximately 5.66% over the historical transaction amounts for the year ended December 31, 2006. All of the transactions above increased significantly for the ten months ended October 31, 2007 and the transaction values of which are subject to a number of external

factors that are beyond the control of the Group. Accordingly, a standard cap amount of HK$2,700 million is proposed for each of the Investment Connected Transactions for the year ending December 31, 2008. Such annual cap is based on 5% of the revenue of the BOCHK Group (being the benchmark figure adopted internally by BOCHK Holdings with reference to BOCHK Holdings' experience in similar transactions and which the Company and BOCHK Holdings considers reasonable given the volatility of the capital markets) of approximately HK$47,165 million for the year ended December 31, 2006 after taking into account a growth rate of approximately 14.5% (being the growth rate of BOCHK Holdings' net operating income, as reflected in BOCHK Holdings' 2007 Interim Report). For each of the two years ending December 31, 2010, an annual growth rate of 50% is applied on the Annual Cap for the year ending December 31, 2008 to set the respective Annual Caps for each of the Investment Connected Transactions. Such annual growth rate has been determined after taking into account the market-driven nature of the Investment Connected Transactions which is considered to be difficult for the Group to estimate. Since the transaction amounts of the Investment Connected Transactions may vary significantly due to the unexpected fluctuations of the financial markets, the Directors (excluding the independent non-executive Directors whose views will be disclosed in the circular) consider setting the Annual Caps for the Investment Connected Transactions for each of the three years ending December 31, 2010 is in the interests of the Company and its shareholders as a whole.

The Inter-bank Connected Transactions involve transactions among bank or financial institutions, which are regulated by monetary authorities in all regions. For these transactions, a buy order and a sell order will be regarded as two transactions, and the amounts involved will therefore count twice, for example, a foreign exchange transaction needs to roll over twice every month, the total amount incurred from such transaction will therefore be rolled over 24 times. Accordingly, the historical transaction amounts are not a good indicator to estimate the future transaction amounts.

For the foreign exchange transactions, the transactions include spot, forward and outright transactions, which may vary significantly depending on the prevailing market rates. The revenue or loss generated from these transactions is largely dependent on the relative strength or weakness of the currency, which is beyond the Company's control. Given the market-driven nature of the foreign exchange transactions which is difficult for the Company to estimate the future transaction amounts, the new Annual Caps of this transaction are set at the same amounts as those of Investment Connected Transactions. The Directors (excluding the independent non-executive Directors whose views will be disclosed in the circular) consider the Annual Caps for the foreign exchange transactions for the three years ending December 31, 2010 are in the interests of the Company and its shareholders as a whole.

For the trading of financial assets and the inter-bank capital markets transactions, these transactions involve dollar bills and exchange fund notes of which the BOCHK Group is one of the market makers in Hong Kong. In 2006, the historical transaction amounts for the trading of financial assets and the inter-bank capital markets transactions increased significantly by approximately 337% and approximately 41%, respectively over those historical transaction amounts in 2005. The significant increase during 2006 was mainly due to the high demand for Hong Kong dollar notes and the increase in the corresponding Hong Kong dollar loans. For the ten months ended October 31, 2007, the demand for Hong Kong dollar notes dropped sharply and approximately HK$1,825 million in value was transacted. Given the great uncertainties of these two transactions which may vary subject to market conditions, the Annual Cap for the year ending December 31, 2008 is set with reference to 5% of the total assets of the BOCHK Group (being the benchmark figure adopted internally by BOCHK Holdings with reference to BOCHK Holdings' experience in similar transactions and which the Company and BOCHK Holdings considers reasonable given the volatility of the capital markets) of approximately HK$924,227 million as at December 31,

2006 after taking into account a growth rate of approximately 6.5% (being the growth rate of the interim total asset value of BOCHK Holdings in 2007, as reflected in BOCHK Holdings' 2007 Interim Report). For each of the two years ending December 31, 2010, an annual growth rate of 50% is applied on the Annual Cap for the year ending December 31, 2008 to set the respective Annual Caps for each of the trading of financial assets and the inter-bank capital markets. Such annual growth rate has been determined after taking into account the market-driven nature of the trading of financial assets and the inter-bank capital markets, which are considered to be difficult for the Group to estimate. Such Annual Caps provides flexibility for the Group to accommodate future unexpected volatility of the financial markets and the Directors (excluding the independent non-executive Directors whose views will be disclosed in the circular) consider the Annual Caps are in the interests of the Company and its Shareholders as a whole.

## LISTING RULES REQUIREMENTS

### *General Connected Transactions*

Given that the Annual Caps in respect of the General Connected Transactions represent less than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the General Connected Transactions fall within Rule 14A.34 of the Listing Rules, and are subject to the reporting and announcement requirements under Rules 14A.45 to 14A.47 and the annual review requirements under Rules 14A.37 and 14A.38 of the Listing Rules. If any of the Annual Caps is exceeded or any of the relevant agreements is renewed or the terms thereof are materially varied, the Company shall comply with Rules 14A.35(3) and (4) of the Listing Rules.

### *Investment Connected Transactions and the Inter-bank Connected Transactions*

Given that the Annual Caps in respect of the Investment Connected Transactions and the Inter-bank Connected Transactions represent more than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the Investment Connected Transactions and the Inter-bank Connected Transactions constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules, and are subject to the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 and the annual review requirements under Rules 14A.37 and 14A.38 of the Listing Rules. As the Investment Connected Transactions and the Inter-bank Connected Transactions continue following the expiration of the financial year ended December 31, 2007, the Directors will ensure that each of the aggregate transaction values of the Investment Connected Transactions and the Inter-bank Connected Transactions falls within 2.5% of the applicable percentage ratios as defined in the Listing Rules, prior to obtaining approval from shareholders of the Company at the AGM. Various control mechanisms have been adopted by the Company to ensure that the relevant connected transactions falls within the 2.5% threshold. Such mechanisms include generating monthly reports showing the transaction figures for each of the relevant connected transactions, and imposing a lower threshold as an internal cap whereby a warning signal will be issued and preventive measures will be taken immediately if the relevant connected transactions reach the internal cap.

In the event that the shareholders of the Company do not grant approval for the Investment Connected Transactions and the Inter-bank Connected Transactions at the AGM, the Company will ensure that the transaction amounts of such connected transactions fall within the 2.5% threshold for the remaining of the year. Further, pursuant to the Services and Relationship Agreement, the Company has the right to exit the relevant connected transactions by giving prior written notice to BOCHK Group, as the case may be.

The Board has set up the Independent Board Committee comprising all of the independent non-executive Directors of the Company to review the Investment Connected Transactions and the Inter-bank Connected Transactions and give recommendations to the shareholders of the Company. The Company will retain an independent financial adviser to advise the Independent Board Committee and the shareholders of the Company for the purpose of considering the Investment Connected Transactions and the Inter-bank Connected Transactions.

A circular containing, among other things, (i) details of the Investment Connected Transactions and the Inter-bank Connected Transactions and the Annual Caps in respect of the Investment Connected Transactions and the Inter-bank Connected Transactions; (ii) a letter from an independent financial adviser to the Independent Board Committee and the shareholders of the Company containing its advice on the Investment Connected Transactions and the Inter-bank Connected Transactions; and (iii) the recommendation of the Independent Board Committee in respect of the Investment Connected Transactions and the Inter-bank Connected Transactions, will be despatched to the shareholders of the Company as soon as practicable. A notice of the AGM will be despatched to the shareholders of the Company separately.

To the best of the knowledge, information and belief of the Directors, no shareholder of the Company is required to abstain from voting on the resolutions in respect of the Investment Connected Transactions and the Inter-bank Connected Transactions at the AGM.

## INFORMATION ON THE COMPANY AND BOCHK GROUP

The Company is one of the four largest commercial banks in the PRC in terms of total assets with most extensive international branch network among PRC commercial banks. The Company's core business is commercial banking, which primarily consists of corporate banking, personal banking and treasury operations. The Company also conducts investment banking and insurance activities through its subsidiaries. The combination of the commercial banking, investment banking and insurance businesses has created a universal banking platform that allows the Company to provide integrated services to its customers.

The Company has one of the most extensive domestic distribution networks, with over 10,000 branches and outlets, 580 self-service centres and 11,600 automated service machines throughout the PRC. The Company also has an extensive international network, which comprises over 600 overseas branches, subsidiaries and representative offices covering 28 countries and regions, and the Company has correspondent banking relationships with over 1,400 foreign banks. In addition, we offer electronic-banking services such as telephone banking and Internet banking.

The H shares of the Company began trading on the main board of the Stock Exchange on 1 June 2006 and the A shares of the Company began trading on the Shanghai Stock Exchange on 5 July 2006, respectively.

BOCHK Holdings was incorporated in Hong Kong on September 12, 2001 to hold the entire equity interest in BOCHK, its principal operating subsidiary. The Company holds a substantial part of its interests in the shares of BOCHK Holdings through certain direct and indirect wholly owned subsidiaries of the Company.

BOCHK is a leading commercial banking group in Hong Kong. With over 280 branches and about 450 ATMs and other delivery channels in Hong Kong, BOCHK and its subsidiaries offer a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three banknote issuing banks in Hong Kong. In addition, BOCHK and its subsidiaries have 16 branches and sub-branches in the PRC to provide cross-border banking services to customers in Hong Kong and the PRC. BOCHK is appointed by the People's Bank of China as the Clearing Bank for Renminbi (RMB) business in Hong Kong.

**DEFINITIONS**

In this announcement, the following expressions shall have the meanings set out below unless the context otherwise requires:

| | |
|---|---|
| "AGM" | an annual general meeting of the Company to be held in June 2008 to consider and approve, among other things, the Investment Connected Transactions and the Inter-bank Connected Transactions |
| "associate(s)" | has the meaning ascribed to it in the Listing Rules |
| "Board" | the board of Directors |
| "BOC-CC" | BOC Credit Card (International) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK Holdings |
| "BOCHK" | Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCHK Holdings |
| "BOCHK Holdings" | BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong, the shares of which are listed on the Stock Exchange |
| "BOCHK Group" | BOCHK Holdings and its subsidiaries |
| "BOC Insurance" | Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company |
| "BOC Services" | BOC Services Co., Ltd, a company incorporated under the laws of PRC, of which 55% equity interest is indirectly held by the Company, and 45% equity interest is indirectly held by BOCHK Holdings |
| "BOCI" | BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company |

| | |
|---|---|
| "BOCI-Prudential Manager" | BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36%, respectively |
| "BOCI Securities" | BOCI Securities Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI |
| "Company" | Bank of China Limited, a joint stock limited liability company established under the laws of the PRC, and the H shares of which are listed on the Stock Exchange and the A shares of which are listed on the Shanghai Stock Exchange |
| "Continuing Connected Transactions" | the continuing connected transactions set out in the section headed "Particulars of the Continuing Connected Transactions" of this announcement |
| "Directors" | the directors of the Company |
| "General Connected Transactions" | the continuing connected transactions set out in the section headed "Particulars of the Continuing Connected Transactions - General Connected Transactions" of this announcement |
| "Group" | the Company and its subsidiaries (other than the BOCHK Group) |
| "Hong Kong" | Hong Kong Special Administrative Region |
| "Independent Board Committee" | a committee of the Board comprising all the independent non-executive Directors of the Company |
| "Inter-bank Connected Transactions" | the continuing connected transactions set out in the section headed "Particulars of the Continuing Connected Transactions – Inter-bank Connected Transactions" of this announcement |
| "Investment Connected Transactions" | the continuing connected transactions set out in the section headed "Particulars of the Continuing Connected Transactions – Investment Connected Transactions" of this announcement |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange (and a "**Rule**" means a rule of the Listing Rules) |
| "Macau" | Macau Special Administrative Region |
| "PRC" or "China" | The People's Republic of China which, for the purposes of this announcement only, excludes Hong Kong, Macau and Taiwan |
| "Services and Relationship Agreement" | the Services and Relationship Agreement among, inter alia, the Company and BOCHK Holdings dated July 6, 2002 (as amended and supplemented from time to time) |

| | |
|---|---|
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Sun Chung" | Sun Chung Property Management Company Limited, a company incorporated under the laws of Hong Kong and an indirect wholly owned subsidiary of the Company |
| "Tai Fung Bank" | Tai Fung Bank Limited |

By Order of the Board
**Jason C.W. YEUNG**
*Company Secretary*

Beijing, PRC, January 2, 2008

*As at the date of this announcement, the Directors of the Company are: XIAO Gang, LI Lihui, LI Zaohang, ZHANG Jinghua*, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Patrick de SAINT-AIGNAN#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
\# *Independent Non-executive Directors*

# Monthly Return On Movement of Listed Equity Securities (Form I)
# 上市股本證券變動月報表（表格 I）

Your submission has been approved ! Please record the Submission No. for future reference.
所呈交的文件經已批准！請記下呈交編號以便日後參照。

## Submission Details
## 呈交資料

| | | | | |
|---|---|---|---|---|
| Date/Time submitted<br>呈交日期/時間 | 01/02/2008 | 11:22:19 | Submitted By<br>呈交者 | 03988P02 |
| Date/Time Approved<br>批准日期/時間 | 01/02/2008 | 11:22:22 | Approved By<br>審批者 | 03988P03 |
| Submission No.<br>呈交編號 | EBIS-080201-00015 | | Status<br>狀況 | Approved |

| | | | |
|---|---|---|---|
| Issuer<br>發行人 | LM03988 Bank of China Limited | | |
| Type of Agent<br>代理人類別 | | | |
| Tier 1 Headline<br>標題類別 (第一層) | Unvetted | Tier 2 Headline<br>標題分項 (第二層) | Monthly Return I |
| Contact Person<br>聯絡人 | Jason C.W. Yeung | | |
| Contact No.<br>聯絡電話 | 2846 2700 | | |

**For the month ended :**
**截至月份 :** 31/01/2008

| | | |
|---|---|---|
| Name of Issuer<br>公司名稱 | LM03988 | Bank of China Limited |
| Representative Code/Name<br>代表代號／姓名 | | |

| | | | |
|---|---|---|---|
| Contact Person<br>聯絡人 | Jason C.W. Yeung | | |
| Contact Telephone No.<br>聯絡電話 | 2846 2700 | Date submitted<br>呈交日期 | 01/02/2008 |

Section A A 部 Section B B 部 Section C C 部 Section D D 部

## A. Information on Types of Listed Equity Securities (please tick wherever applicable, more than one is acceptable)
## A. 上市股本證券類別資料（請在適用者旁加上剔號，可選擇超過一項）

| | | |
|---|---|---|
| ✓ | Ordinary shares 普通股 | Preference shares 優先股 |
| | Equity Warrants 股本權證 | Other Classes of Shares 其他類別股份 |

Section A A 部 Section B B 部 Section C C 部 Section D D 部

## B. Movement in Authorised Share Capital
## B. 法定股本變動

### 1. Ordinary Shares
### 1. 普通股

| (1) Stock Code :<br>(1) 股份代號： | 3988 | Description :<br>說明 : | H shares |
|---|---|---|---|
| | No. of Shares<br>股份數目 | Par Value<br>面值 | Authorised Share Capital<br>法定股本 |
| Balance at close of preceding month<br>上月底結存 | 76,020,251,269 | RMB 1.00 | 76,020,251,269 |
| Increase/(Decrease)<br>增加／(減少)<br>(EGM approval date)<br>(股東特別大會通過日期)<br><br>(dd/mm/yyyy)<br>(日／月／年) | | | |

| | | | | |
|---|---|---|---|---|
| Balance at close of the month<br>本月底結存 | /6,020,251,269 | RMB | 1.00 | 76,020,251,269 |

(2) Stock Code :
(2) 股份代號 :

Description : A shares
說明 :

| | No. of Shares<br>股份數目 | | Par Value<br>面值 | Authorised Share Capital<br>法定股本 |
|---|---|---|---|---|
| Balance at close of preceding month<br>上月底結存 | 177,818,910,740 | RMB | 1.00 | 177,818,910,740 |
| Increase/(Decrease)<br>增加／(減少)<br>(EGM approval date)<br>(股東特別大會通過日期)<br>(dd/mm/yyyy)<br>(日／月／年) | | | | |
| Balance at close of the month<br>本月底結存 | 177,818,910,740 | RMB | 1.00 | 177,818,910,740 |

**2. Preference Shares**
**2. 優先股**

Stock Code :
股份代號 :

Description :
說明 :

| | No. of Shares<br>股份數目 | | Par Value<br>面值 | Authorised Share Capital<br>法定股本 |
|---|---|---|---|---|
| Balance at close of preceding month<br>上月底結存 | | HKD | | |
| Increase/(Decrease)<br>增加／(減少)<br>(EGM approval date)<br>(股東特別大會通過日期)<br>(dd/mm/yyyy)<br>(日／月／年) | | | | |
| Balance at close of the month | | | | |

| | | | |
|---|---|---|---|
| 本月底結存 | | HKD | |

**3. Other Classes of Shares**
**3. 其他類別股份**

Stock Code :
股份代號 ：

Description :
說明 ：

| | No. of Shares<br>股份數目 | Par Value<br>面值 | Authorised Share Capital<br>法定股本 |
|---|---|---|---|
| Balance at close of preceding month<br>上月底結存 | | HKD | |
| Increase/(Decrease)<br>增加／（減少）<br>(EGM approval date)<br>(股東特別大會通過日期）<br><br>(dd/mm/yyyy)<br>（日／月／年） | | | |
| Balance at close of the month<br>本月底結存 | | HKD | |

| | | |
|---|---|---|
| **Total Authorised Share Capital at the end of the Month**<br>本月底法定股本總額 | RMB | 253,839,162,009 |

Section A A 部  Section B B 部  Section C C 部  Section D D 部

## C. Movement in Issued Share Capital
## C. 已發行股本變動

| | No. of ordinary shares 普通股數目 (1) | (2) | No. of Preference shares<br>優先股數目 | No. of other classes of shares<br>其他類別股份數目 |
|---|---|---|---|---|
| Balance at close of preceding month<br>上月底結存 | 76,020,251,269 | 177,818,910,740 | | |
| Increase/(Decrease) during the month | | | | |

| | | |
|---|---|---|
| 本月增加／（減少） | | |
| Balance at close of the month 本月底結存 | 76,020,251,269 | 177,818,910,740 |

Section A A 部 Section B B 部 Section C C 部 Section D D 部

## D. Details of Movement
## D. 變動詳情

**Share Options**
購股權

| Total No. of Options at Close of Preceding Month 上月底購股權總數 | Total Granted During the Month 月內已授出總數 | Total Exercised During the Month 月內已行使總數 | Total Cancelled During the Month 月內已註銷總數 | Total No. of Options Lapsed During the Month 月內已失效總數 | Total No. of Options at Close of the Month 本月底購股權總數 | No. Of New Shares Arising Therefrom 由此而產生的新股數目 |
|---|---|---|---|---|---|---|
| | | | | | | ○ Ordinary (1) 普通股 (1)<br>Ordinary (2) 普通股 (2)<br>Preference 優先股<br>Other Class 其他類別 |
| | | Total Exercised Money During the Month 月內已行使總金額 | HKD | | | |

**Equity Warrants**
股本權證

| | Description of Warrants 權證說明 (Date of Expiry -dd/mm/yyyy) （到期日 - 日／月／年） | Currency of Nominal Value 面值貨幣 | Nominal Value at Close of Preceding Month 上月底面值 | Exercised During the Month 月內已行使 | Nominal Value at Close of the Month 本月底面值 | No. Of New Sthares Arising Therefrom 由此而產生的新股數目 |
|---|---|---|---|---|---|---|
| 1. | ( ) | HKD | | | | ○ Ordinary (1) 普通股 (1)<br>Ordinary (2) |

Stock Code
股份代號

Subscription Price HKD
認購價

普通股 (2)
Preference
優先股
Other Class
其他類別

2. HKD

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

( )

Stock Code
股份代號

Subscription Price HKD
認購價

3. HKD

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

( )

Stock Code
股份代號

Subscription Price HKD
認購價

4. HKD

○ Ordinary (1)
普通股 (1)
Ordinary (2)
普通股 (2)
Preference
優先股
Other Class
其他類別

( )

Stock Code
股份代號

Subscription Price HKD
認購價

**Convertibles**
**可換股票據**

| Class 類別 | Currency of Amount Outstanding 發行貨幣 | Amount at Close of Preceding Month 上月底已發行總額 | Converted During the Month 月內已換股款額 | Amount at Close of the Month 本月底已發行總額 | No. Of New Shares Arising Therefrom 由此而產生的新股數目 |
|---|---|---|---|---|---|
| 1. | HKD | | | | |
| Stock Code 股份代號 | | | | | Ordinary (1) 普通股 (1) |
| Conversion Price 換股價 HKD | | | | | Ordinary (2) 普通股 (2) |
| | | | | | Preference 優先股 |
| | | | | | Other Class 其他類別 |
| 2. | HKD | | | | |
| Stock Code 股份代號 | | | | | Ordinary (1) 普通股 (1) |
| Conversion Price 換股價 HKD | | | | | Ordinary (2) 普通股 (2) |
| | | | | | Preference 優先股 |
| | | | | | Other Class 其他類別 |
| 3. | HKD | | | | |
| Stock Code 股份代號 | | | | | Ordinary (1) 普通股 (1) |
| Conversion Price 換股價 HKD | | | | | Ordinary (2) 普通股 (2) |
| | | | | | Preference 優先股 |
| | | | | | Other Class 其他類別 |

**Other Issues of Shares**
其他股份發行

| Type of Securities 證券類別 | No. Of New Shares Arising Therefrom |
|---|---|

| | | | | 由此而產生的新股數目 |
|---|---|---|---|---|
| 1. | Please Select One | At Price : HKD<br>價格 : | Issue and allotment Date :<br>(dd/mm/yyyy)<br>發行及配發日期 ：<br>（日／月／年） | ○ Ordinary (1)<br>普通股 (1)<br>Ordinary (2)<br>普通股 (2)<br>Preference<br>優先股<br>Other Class<br>其他類別 |
| 2. | Please Select One | At Price : HKD<br>價格 : | Issue and allotment Date :<br>(dd/mm/yyyy)<br>發行及配發日期 ：<br>（日／月／年） | ○ Ordinary (1)<br>普通股 (1)<br>Ordinary (2)<br>普通股 (2)<br>Preference<br>優先股<br>Other Class<br>其他類別 |
| 3. | Please Select One | At Price : HKD<br>價格 : | Issue and allotment Date :<br>(dd/mm/yyyy)<br>發行及配發日期 ：<br>（日／月／年） | ○ Ordinary (1)<br>普通股 (1)<br>Ordinary (2)<br>普通股 (2)<br>Preference<br>優先股<br>Other Class<br>其他類別 |
| 4. | Please Select One | At Price : HKD<br>價格 : | Issue and allotment Date :<br>(dd/mm/yyyy)<br>發行及配發日期 ：<br>（日／月／年） | ○ Ordinary (1)<br>普通股 (1)<br>Ordinary (2)<br>普通股 (2) |

| | | | | |
|---|---|---|---|---|
| | | | | Preference<br>優先股<br>Other Class<br>其他類別 |
| 5. | **Bonus Issue**<br>**紅股發行** | | Issue and allotment Date :<br>(dd/mm/yyyy)<br>發行及配發日期 ：<br>（日／月／年） | ○ Ordinary (1)<br>普通股 (1)<br>Ordinary (2)<br>普通股 (2)<br>Preference<br>優先股<br>Other Class<br>其他類別 |
| 6. | **Repurchase of share**<br>**購回股份** | | Cancellation Date:<br>(dd/mm/yyyy)<br>註銷日期 ：<br>（日／月／年） | ○ Ordinary (1)<br>普通股 (1)<br>Ordinary (2)<br>普通股 (2)<br>Preference<br>優先股<br>Other Class<br>其他類別 |
| 7. | **Redemption of share**<br>**贖回股份** | | Redemption Date:<br>(dd/mm/yyyy)<br>贖回日期 ：<br>（日／月／年） | ○ Ordinary (1)<br>普通股 (1)<br>Ordinary (2)<br>普通股 (2)<br>Preference<br>優先股<br>Other Class<br>其他類別 |
| 8. | **Other**<br>**其他** | At Price : HKD<br>價格 : | Issue and allotment Date :<br>(dd/mm/yyyy)<br>發行及配發日期 ： | ○ Ordinary (1)<br>普通股 (1) |

| | | |
|---|---|---|
| (Please specify)<br>（請註明） | （日／月／年） | Ordinary (2)<br>普通股 (2)<br>Preference<br>優先股<br>Other Class<br>其他類別 |

Remarks (Max 160 Characters):
備註（最多160個字）：

**Authorised Signatory**
**授權簽署**

* Name
姓名　Jason C.W. Yeung

* Title
職銜　Company Secretary

OK 確認

Note : All information contained in this form may be reproduced and provided to other information vendors or users of market data at the sole discretion of the Stock Exchange without prior notification to the company/issuer.
註：聯交所有絕對酌情權可在未經事先通知公司／發行人的情況下，轉載本表格所載的所有資料或將有關資料提供予其他資訊供應商或市場數據使用者。

中國銀行
BANK OF CHINA

# 中國銀行股份有限公司
# BANK OF CHINA LIMITED

*(a joint stock company incorporated in the People's Republic of China with limited liability)*
(the "Bank")
**(Stock Code: 3988)**

## UNUSUAL PRICE MOVEMENT

This statement is made at the request of The Stock Exchange of Hong Kong Limited.

The board of directors of the Bank (the "Board") has noted the recent movement in the price of the shares of the Bank and wishes to state that the Board is not aware of any reasons for such movement.

The Board also confirms that there are no negotiations or agreements relating to intended acquisitions or realizations which are discloseable under rule 13.23 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules"), neither is the Board aware of any matter discloseable under the general obligation imposed by rule 13.09 of the Listing Rules, which is or may be of a price-sensitive nature.

Made by the order of the Board, the directors of which individually and jointly accept responsibility for the accuracy of this statement.

By Order of the Board
**Jason C.W. Yeung**
*Company Secretary*

Beijing, PRC, 22 January 2008

*As at the date of this statement, the directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHANG Jinghua*, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive directors*
\# *Independent Non-executive directors*

中國銀行
BANK OF CHINA

中國銀行股份有限公司

# BANK OF CHINA LIMITED

*(a joint stock company incorporated in the People's Republic of China with limited liability)*

**(the Bank)**

**(Stock Code: 3988)**

## CLARIFICATION ANNOUNCEMENT

The directors of the Bank (**Directors**) refer to an article published in the South China Morning Post on 21 January 2008 (**Article**), which states that the Bank may post drastically lower profits, or even a loss, for the year ended 31 December 2007 as a result of the Bank's holdings of asset-backed securities and collateralized debt obligations supported by US subprime securities (**Subprime-related Securities**).

The Directors wish to clarify that the views expressed in the Article are unfounded, and the Bank is unaware of the source upon which such statements are based. Based on the preliminary information available to the Bank's senior management contained in the Bank's unaudited accounts in relation to the Bank's operating results for the year ended 31 December 2007, and having taken into account the provisions expected to be made and the disposal losses in relation to the Bank's exposure to the Subprime-related Securities, the Bank's profit after tax for the year ended 31 December 2007 will continue to record growth as compared with the Bank's profit after tax for the year ended 31 December 2006.

The Bank will make appropriate disclosure in accordance with the relevant regulations if and as necessary.

By Order of the Board
**Jason C.W. Yeung**
*Company Secretary*

Beijing, PRC, 23 January 2008

*As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHANG Jinghua*, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
# *Independent Non-executive Directors*

中國銀行
BANK OF CHINA

中國銀行股份有限公司
# BANK OF CHINA LIMITED

*(a joint stock company incorporated in the People's Republic of China with limited liability)*

**(Stock Code: 3988)**

## ANNOUNCEMENT

## CONTINUING CONNECTED TRANSACTIONS
## DELAY IN DESPATCH OF CIRCULAR

Additional time is required to finalise the Circular (including the collection and provision of the necessary materials and information to the independent financial adviser to finalise its letter of advice to the Independent Board Committee and the shareholders of the Company for inclusion in the Circular). In addition, the Company has been informed that, due to the large number of H-Share holders, it will take a longer time to complete bulk printing of the Circular and for the Company's H-Share registrar to arrange for despatch of the Circular. In light of the above and in view of the forthcoming public holidays, the Company has applied to the Stock Exchange for an extension of the deadline for despatch of the Circular to on or before February 22, 2008.

### INTRODUCTION

Reference is made to the Company's announcement dated January 2, 2008 (the **Announcement**) in relation to, among others, the Investment Connected Transactions and the Inter-bank Connected Transactions, which constitute non-exempt continuing connected transactions of the Company under Rule 14A.35 of the Listing Rules. Unless the context requires otherwise, capitalised terms used herein shall have the same respective meanings adopted in the Announcement.

### DELAY IN DESPATCH OF CIRCULAR

Pursuant to Listing Rule 14A.49, the Company is required to send a circular in relation to the Investment Connected Transactions and the Inter-bank Connected Transactions to its shareholders (the **Circular**) within 21 days after publication of the Announcement, that is, on or before January 23, 2008.

Additional time is required to finalise the Circular (including the collection and provision of the necessary materials and information to the independent financial adviser to finalise its letter of advice to the Independent Board Committee and the shareholders of the Company for inclusion in the Circular). In addition, the Company has been informed that, due to the large number of H-Share holders, it will take a longer time to complete bulk printing of the Circular and for the Company's H-Share registrar to arrange for despatch of the Circular. In light of the above and in view of the forthcoming public holidays, the Company has made an application to the Stock Exchange for a waiver from strict compliance with Listing Rule 14A.49 and an extension of the deadline for despatch of the Circular to on or before February 22, 2008.

By Order of the Board
**Jason C.W. YEUNG**
*Company Secretary*

Beijing, PRC, January 23, 2008

*As at the date of this announcement, the Directors of the Company are: XIAO Gang, LI Lihui, LI Zaohang, ZHANG Jinghua*, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
\# *Independent Non-executive Directors*

中國銀行
BANK OF CHINA

# 中國銀行股份有限公司
# BANK OF CHINA LIMITED

*(a joint stock company incorporated in the People's Republic of China with limited liability)*

**(the "Bank")**

**(Stock Code: 3988)**

## ANNOUNCEMENT

### Appointment of Non-executive Director
### Changes in Composition of Board Committees

Following approval of the shareholders at the Annual General Meeting of the Bank held in 2007 and with the approval of the China Banking Regulatory Commission, the Board of Directors of the Bank (the "Board") hereby announces that Mr. Lin Yongze has been appointed as a Non-executive Director of the Bank and a member of the Risk Policy Committee and the Strategic Development Committee of the Board, with effect from 22 January 2008.

The Board also announces that Mr. Huang Shizhong, an Independent Non-executive Director of the Bank, has been appointed as a member of the Personnel and Remuneration Committee of the Board with effect from 31 January 2008.

## APPOINTMENT OF NON-EXECUTIVE DIRECTOR

Following approval of the shareholders at the Annual General Meeting of the Bank held in 2007 and with the approval of the China Banking Regulatory Commission, the Board hereby announces that Mr. Lin Yongze has been appointed as a Non-executive Director of the Bank, with effect from 22 January 2008.

Mr. Lin Yongze (林永澤), aged 56, has worked in several positions in the Ministry of Finance from 1986 to July 2007, including Deputy Director and Director of the Agricultural Finance Department, Agricultural Taxation Department and Tax Policy Department, researcher of Tax System and Rule Department and Tax Policy Department, member of the Rural Tax and Fee Reform Working Group Office of the State Council, Deputy Director of Tax Policy Department, Deputy Director of Xinjiang Finance Department, and Deputy Ombudsman of Tariff Policy Department. Mr. Lin graduated from Zhongshan University in 1976 with a bachelor's degree.

The term of office of Mr. Lin commenced from 22 January 2008 and will end on the date of the Bank's annual general meeting in 2010. With the approval of the Board, Mr. Lin has also been appointed as a member of the Risk Policy Committee and the Strategic Development Committee of the Board concurrent with his appointment as a Non-executive Director of the Bank. Mr. Lin has not entered into any service contract with the Bank. As a Non-executive Director of the Bank, Mr. Lin will not receive any director's fee, committee fee or compensation from the Bank. Instead, he is remunerated by Central SAFE Investments Limited, the controlling shareholder of the Bank, where he holds a position.

Except for the relationship with Central SAFE Investments Limited disclosed herein, Mr. Lin is not related to any directors, senior management or substantial or controlling shareholders of the Bank. Moreover, save as disclosed above and as at the date of this announcement, Mr. Lin has not held any directorships in other listed public companies in the last three years and does not hold any other position with the Bank or any of its subsidiaries. Mr. Lin does not have any interest in the shares of the Bank or its associated companies within the meaning of Part XV of the Securities and Futures Ordinance of Hong Kong. There is nothing in respect of Mr. Lin which needs to be disclosed pursuant to Rules 13.51(2)(h) to (v) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited nor are there any other matters that need to be brought to the attention of the shareholders of the Bank. Mr. Lin has not been penalised by the China Securities Regulatory Commission or other relevant departments and stock exchange.

The Board would like to take this opportunity to welcome Mr. Lin to join the Board.

## CHANGE IN COMPOSITION OF BOARD COMMITTEE

The Board also announces that Mr. Huang Shizhong, an Independent Non-executive Director of the Bank, has been appointed as a member of the Personnel and Remuneration Committee of the Board with effect from 31 January 2008. As at the date of this announcement, the Personnel and Remuneration Committee of the Board comprises two Non-executive Directors and three Independent Non-executive Directors. Mr. Cai Haoyi acts as the Chairman of the Committee. Committee members include Mdm. Hong Zhihua, Mr. Anthony Francis Neoh, Mr. Huang Shizhong and Mdm. Huang Danhan.

By Order of the Board
**Jason C.W. Yeung**
*Company Secretary*

Beijing, PRC, 31 January 2008

*As at the date of this announcement, the Directors of the Bank are: XIAO Gang, LI Lihui, LI Zaohang, ZHANG Jinghua*, HONG Zhihua*, HUANG Haibo*, CAI Haoyi*, WANG Gang*, LIN Yongze*, Sir Frederick Anderson GOODWIN*, SEAH Lim Huat Peter*, Anthony Francis NEOH#, Alberto TOGNI#, HUANG Shizhong# and HUANG Danhan#.*

* *Non-executive Directors*
# *Independent Non-executive Directors*

**THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION**

The circular is for information purpose only and does not constitute an invitation or offer to acquire, purchase or subscribe for the securities of the Company.

**If you are in any doubt** as to any aspect of this circular or as to the action to be taken, you should consult a licensed securities dealer, bank manager, solicitor, professional accountant or other professional adviser.

**If you have sold or transferred** all your shares in **BOC Hong Kong (Holdings) Limited** (中銀香港（控股）有限公司), you should at once hand this circular to the purchaser or transferee or to the bank or licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.



**中銀香港(控股)有限公司**

**BOC HONG KONG (HOLDINGS) LIMITED**

(Incorporated in Hong Kong with limited liability)

(Stock Code: 2388)

# CONTINUING CONNECTED TRANSACTIONS

**Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders**

**COMMERZBANK**

**Commerzbank AG Hong Kong Branch**

A letter from the Independent Board Committee is set out on page 13 of this circular. A letter from Commerzbank to the Independent Board Committee and the Independent Shareholders is set out on pages 14 to 22 of this circular. A notice for convening the EGM to approve the Continuing Connected Transactions and the New Annual Caps, together with the proxy form for such purpose, will be dispatched separately to the Shareholders in or around April 2008.

1 February, 2008

# CONTENTS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

| | |
|---|---|
| "Articles of Association" | the articles of association of the Company (as adopted, amended or modified from time to time) |
| "associate(s)" | has the meaning ascribed to it in the Listing Rules |
| "Board" | the board of Directors of the Company |
| "BOC" | Bank of China Limited, a joint stock limited liability company established under the laws of the PRC primarily engaged in commercial banking activities and the indirect holder of more than 60% of the equity capital in the Company |
| "BOC (BVI)" | BOC Hong Kong (BVI) Limited, a company incorporated under the laws of the British Virgin Islands and a wholly owned subsidiary of BOCHKG |
| "BOC Group Trustee" | BOC Group Trustee Company Limited, a company incorporated under the laws of Hong Kong and a non-wholly owned subsidiary of BOCHK |
| "BOCHK" | Bank of China (Hong Kong) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of the Company |
| "BOCHKG" | BOC Hong Kong (Group) Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |
| "BOC Insurance" | Bank of China Group Insurance Company Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |
| "BOC Life" | BOC Group Life Assurance Company Limited, a company incorporated under the laws of Hong Kong, in which the Company and BOC Insurance hold equity interests of 51% and 49% respectively |
| "BOCI" | BOC International Holdings Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOC |
| "BOCI-Prudential Manager" | BOCI-Prudential Asset Management Limited, a company incorporated under the laws of Hong Kong, in which BOCI Asset Management Limited, a wholly owned subsidiary of BOCI, and Prudential Corporation Holdings Limited hold equity interests of 64% and 36%, respectively |
| "BOCI-Prudential Trustee" | BOCI-Prudential Trustee Limited, a company incorporated under the laws of Hong Kong, in which BOC Group Trustee and Prudential Corporation Holdings Limited hold equity interests of 64% and 36% respectively |
| "BOCI Securities" | BOCI Securities Limited, a company incorporated under the laws of Hong Kong and a wholly owned subsidiary of BOCI |
| "Central SAFE" | Central SAFE Investments Limited |

| | |
|---|---|
| "Commerzbank" | Commerzbank AG, acting through its Hong Kong branch, a licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and an authorized financial institution under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO, and appointed as the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Continuing Connected Transactions |
| "Company" | BOC Hong Kong (Holdings) Limited, a company incorporated under the laws of Hong Kong, the shares of which are listed on the Stock Exchange |
| "Continuing Connected Transactions" | the Investment Connected Transactions and the Inter-bank Connected Transactions |
| "Controlling Shareholder" | has the meaning ascribed to it in the Listing Rules |
| "Director(s)" | director(s) of the Company |
| "EGM" | the extraordinary general meeting of the Company to be held immediately following conclusion of the annual general meeting of the Company, tentatively scheduled to be held in May 2008 to approve the Continuing Connected Transactions and the New Annual Caps |
| "Group" | the Company and its subsidiaries |
| "Hong Kong" | Hong Kong Special Administrative Region |
| "Independent Board Committee" | a committee of the Board comprising all the independent non-executive directors of the Company |
| "Independent Shareholders" | the shareholders of the Company other than BOC and its associates |
| "Inter-bank Connected Transactions" | the continuing connected transactions set out in the section headed "Particulars of the Continuing Connected Transactions – Inter-bank Connected Transactions" of this circular |
| "Investment Connected Transactions" | the continuing connected transactions set out in the section headed "Particulars of the Continuing Connected Transactions – Investment Connected Transactions" of this circular |
| "Latest Practicable Date" | 25 January, 2008, being the latest practicable date prior to the printing of this circular for the purpose of ascertaining certain information contained herein |
| "Listing Rules" | the Rules Governing the Listing of Securities on the Stock Exchange (and a "Rule" means a rule of the Listing Rules) |
| "Macau" | Macau Special Administrative Region |
| "New Annual Caps" | the new annual caps for each of the three years ending 31 December, 2010 in respect of the Continuing Connected Transactions |
| "PRC" or "China" | The People's Republic of China which, for the purposes of this circular only, excludes Hong Kong, Macau and Taiwan |

| | |
|---|---|
| "Services and Relationship Agreement" | the Services and Relationship Agreement entered into among, inter alia, the Company and BOC dated 6 July, 2002 (as amended and supplemented from time to time) |
| "SFO" | the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) |
| "Share(s)" | ordinary shares of par value HK$5.00 each in the share capital of the Company |
| "Shareholders" or "Members" | the shareholders of the Company |
| "Stock Exchange" | The Stock Exchange of Hong Kong Limited |
| "Substantial Shareholder" | has the meaning ascribed to it in the Listing Rules |

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

*Board of Directors:*
* Mr. XIAO Gang (Chairman)
* Mr. SUN Changji (Vice-chairman)
Mr. HE Guangbei (Vice-chairman and Chief Executive)
* Mr. LI Zaohang
* Mr. ZHOU Zaiqun
* Mdm. ZHANG Yanling
Mr. LEE Raymond Wing Hung
Mr. GAO Yingxin
** Dr. FUNG Victor Kwok King
** Mr. KOH Beng Seng
** Mr. SHAN Weijian
** Mr. TUNG Chee Chen
** Mr. TUNG Savio Wai-Hok
** Mdm. YANG Linda Tsao

* *non-executive Directors*
** *independent non-executive Directors*

*Registered Office:*
52nd Floor
Bank of China Tower
1 Garden Road
Hong Kong

1 February, 2008

*To the Shareholders*

Dear Sir or Madam,

**CONTINUING CONNECTED TRANSACTIONS**

**INTRODUCTION**

Reference is made to the announcement of the Company dated 2 January, 2008 relating to, among other things, the Continuing Connected Transactions and the New Annual Caps.

The Group conducts certain continuing connected transactions with BOC and its associates in the ordinary and usual course of its business on normal commercial terms. BOC indirectly controls more than 60% of the issued shares of the Company and is the Controlling Shareholder of the Company. Accordingly, BOC and its associates are connected persons of the Company under the Listing Rules.

The Continuing Connected Transactions are governed by the Services and Relationship Agreement and/or other specific agreements. Pursuant to the Services and Relationship Agreement, BOC has agreed to, and agreed to procure its associates to, enter into all future arrangements with the Group on an arm's-length basis, on normal commercial terms and at rates no less favourable than those offered to independent third parties, in relation to certain areas including, among others, information technology services, training services, physical bullion agency services, correspondent banking arrangements, treasury transactions, provision of insurance and syndicated loans. Pursuant to the same agreement, the Company has agreed to, and agreed to procure its subsidiaries to, enter into all future arrangements on the same basis, provided that the rates offered by the Group to BOC and its associates will be no more favourable than those offered to independent third parties. The Services and Relationship Agreement, as amended (the duration being the only amendment), is valid for a period of three years commencing 1 January, 2008.

The annual caps for each of the financial years ended 31 December, 2005 and 31 December, 2006 in respect of the Continuing Connected Transactions have not been exceeded. The Company does not expect the annual caps for the financial year ended 31 December, 2007 to be exceeded.

The main purposes of this circular are:

(a) to provide you with further details of the Continuing Connected Transactions and the New Annual Caps; and

(b) to set out the letter of advice in respect of the Continuing Connected Transactions and the New Annual Caps from Commerzbank to the Independent Board Committee and the Independent Shareholders.

**PARTICULARS OF THE CONTINUING CONNECTED TRANSACTIONS**

***Investment Connected Transactions***

**1. Securities Transactions**

BOCI Securities, a subsidiary of BOC, is recognized as one of the leading brokerage firms in Hong Kong and ranks among the leading brokerages in terms of trading volume. BOCI Securities provides securities brokerage services to the Group and its customers from time to time in the ordinary and usual course of its business and on normal commercial terms.

In consideration of the provision of securities brokerage services to the Group and its customers by BOCI Securities, the Group pays a commission, net of a rebate based on a fixed portion of the gross commission, to BOCI Securities. Accordingly, the Company has been receiving rebates from BOCI Securities at a fixed proportion of the gross commission paid to BOCI Securities.

In addition, since 2004, the Group has distributed various securities products issued by BOCI Securities and its associates such as equity linked instruments, structured notes, bonds and other financial products as their agent on the basis of a commission with reference to the prevailing market rates.

The table below sets out the historical commissions (net of rebate) and revenues and the New Annual Caps for the securities transactions described above:

| | 2005 | 2006 | 2007* |
|---|---|---|---|
| Historical commissions (net of rebate) and revenues *(HK$ million)* | 102.43 | 195.63 | 412.93 |
| | **2008** | **2009** | **2010** |
| New Annual Caps *(HK$ million)* | 2,700 | 4,000 | 6,000 |

* *Actual amount for the ten months ended 31 October, 2007 while the 2007 annual cap is HK$1,100 million*

**2. Fund Distribution Transactions**

As one of the leading financial services providers in Hong Kong, the Group provides fund distribution services to fund houses (including BOCI-Prudential Manager and BOCI-Prudential Trustee) in its ordinary course of business. The Group promotes and sells various fund products, including guaranteed fund and open-ended fund products and mandatory provident fund ("**MPF**") products, as an intermediary for BOCI-Prudential Manager and BOCI-Prudential Trustee. The Group receives a commission rebate on the basis of a certain percentage of the management fee received by BOCI-Prudential Manager in relation to the guaranteed funds. In respect of open-ended fund products, the Group receives a portion of the service fees received by BOCI-Prudential Manager in respect of the units it sells as a commission. In respect of MPF products, the Group receives commissions based on the number of new members joining the MPF schemes of BOCI-Prudential Trustee referred to it by the Group. All fees and commissions payable by the fund houses (including BOCI-Prudential Manager and BOCI-Prudential Trustee) are calculated with reference to the prevailing market rates and the underlying transaction volumes based on an agreed fee schedule.

The table below sets out the historical commissions and rebates and the New Annual Caps for the fund selling transactions:

| | 2005 | 2006 | 2007* |
|---|---|---|---|
| Historical commissions and rebates *(HK$ million)* | 45.1 | 53.59 | 186.48 |
| | **2008** | **2009** | **2010** |
| New Annual Caps *(HK$ million)* | 2,700 | 4,000 | 6,000 |

* *Actual amount for the ten months ended 31 October, 2007 while the 2007 annual cap is HK$250 million*

**3. Insurance Agency**

BOCHK provides to BOC Insurance and BOC Life insurance agency services and receives commission payments in respect of the policies issued or renewed.

The table below sets out the historical commissions and the New Annual Caps for the insurance agency services:

| | 2005 | 2006 | 2007* |
|---|---|---|---|
| Historical commissions *(HK$ million)* | 221.42 | 295.06 | 311.76 |
| | **2008** | **2009** | **2010** |
| New Annual Caps *(HK$ million)* | 2,700 | 4,000 | 6,000 |

* *Actual amount for the ten months ended 31 October, 2007 while the 2007 annual cap is HK$530 million*

***Inter-bank Connected Transactions***

**4. Foreign Exchange Transactions**

In the ordinary course of its business, the Group enters into foreign exchange transactions with BOC and its associates. These transactions are executed with reference to prevailing market rates. Foreign exchange transactions include spot, forward and outright transactions, and exercised currency options. The Group also conducts foreign currency banknote exchange transactions with BOC on normal commercial terms.

The table below sets out the historical estimated revenues and the New Annual Caps for the foreign exchange transactions described above:

| | 2005 | 2006 | 2007* |
|---|---|---|---|
| Historical estimated revenues *(HK$ million)* | 88.53 | 55.97 | 13.01 |
| | **2008** | **2009** | **2010** |
| New Annual Caps *(HK$ million)* | 2,700 | 4,000 | 6,000 |

* *Actual amount for the ten months ended 31 October, 2007 while the 2007 annual cap is HK$550 million*

**5. Trading of Financial Assets**

The Group enters into various transactions with BOC and its branches, in which BOC and its branches buy or sell secondary interests in loans from and to the Group. Trading of account receivables, forfaitings and other similar types of financial assets are also included in this category. These transactions are conducted on normal commercial terms.

The table below sets out the historical value of such financial assets traded by the Group with BOC and its branches and the New Annual Caps for such transactions:

| | **2005** | **2006** | **2007*** |
|---|---|---|---|
| Historical value *(HK$ million)* | 269.71 | 1,179.54 | 1,007.09 |

| | **2008** | **2009** | **2010** |
|---|---|---|---|
| New Annual Caps *(HK$ million)* | 50,000 | 75,000 | 110,000 |

* *Actual amount for the ten months ended 31 October, 2007 while the 2007 annual cap is HK$18,500 million*

**6. Inter-Bank Capital Markets**

The Group buys and sells debt securities from and to BOC and its associates in the secondary market with reference to prevailing market rates. The Group may trade other securities with BOC and its associates in the future.

The table below sets out the historical value of debt and other securities traded by the Group with BOC and its associates and the New Annual Caps for such transactions:

| | **2005** | **2006** | **2007*** |
|---|---|---|---|
| Historical value *(HK$ million)* | 3,223 | 4,538.83 | 1,825.36 |

| | **2008** | **2009** | **2010** |
|---|---|---|---|
| New Annual Caps *(HK$ million)* | 50,000 | 75,000 | 110,000 |

* *Actual amount for the ten months ended 31 October, 2007 while the 2007 annual cap is HK$18,000 million*

*Note:* As announced by the Company on 11 April, 2006, the Group entered into a supplemental agreement with BOC in March 2006 that amended the term of the Services and Relationship Agreement with respect to inter-bank capital markets transactions to 31 December, 2008, and the annual cap in relation to inter-bank capital markets transactions for the year ending 31 December, 2008 was set at HK$22,000 million. For the reasons set out below, the Company proposes to revise the annual cap for the year ending 31 December, 2008 from HK$22,000 million to HK$50,000 million.

## REASONS AND BASIS FOR THE NEW ANNUAL CAPS

***Investment Connected Transactions***

The Investment Connected Transactions involve activities which are regulated by various regulatory bodies in Hong Kong, such as, the Hong Kong Monetary Authority, the Securities and Future Commission and Office of the Commissioner of Insurance. The securities transactions are subject to the turnover of the stock market in Hong Kong and the historical transaction amounts for the ten months ended 31 October, 2007 increased significantly as compared to the historical transaction amounts for the year ended 2006 due to the booming stock market during 2007. The caps for the securities transactions have been revised in August 2007 which indicates that such transactions are greatly affected by external factors beyond the control of the Group. For the fund distribution transactions, these are mainly determined by customers' decision on their wealth management portfolio (e.g. stock, trust fund and foreign currency etc.) which are also not within the Group's control. The historical amounts of the fund distribution transactions for the ten months ended 31 October, 2007 increased significantly by over 2.5 times of the historical transaction amounts for the year ended 31 December, 2006. For the insurance agency transactions, these relate primarily to the insurance market which is also subject to external factors similar to that of the stock market in Hong Kong and the historical transaction amounts of which for the ten months ended 31 October, 2007 also increased by approximately 5.66% over the historical transaction amounts for the year ended 31 December, 2006. All of the transactions above increased significantly for the ten months ended 31 October, 2007 and the transaction values of which are subject to a number of external factors that are beyond the control of the Group. Accordingly, a standard cap amount of HK$2,700 million is proposed for each of the Investment Connected Transactions for the year ending 31 December, 2008. Such annual cap is based on 5% of the revenue of the Group (being the benchmark figure adopted internally by the Company with reference to the Company's experience in similar transactions and which the Company considers reasonable given the volatility of the capital markets) of approximately HK$47,165 million for the year ended 31 December, 2006 after taking into account a growth rate of approximately 14.5% (being the growth rate of the Company's net operating income, as reflected in the Company's 2007 Interim Report). For each of the two years ending 31 December, 2010, an annual growth rate of 50% is applied to the annual cap for the year ending 31 December, 2008 to set the respective annual caps for each of the Investment Connected Transactions. Such annual growth rate has been determined after taking into account the market-driven nature of the Investment Connected Transactions which is considered to be difficult for the Group to estimate. Since the transaction amounts of the Investment Connected Transactions may vary significantly due to the unexpected fluctuations of the financial markets, in particular noting that the annual cap of the Securities Transactions for the year ended 31 December, 2007 was revised in August 2007, the Directors (including the independent non-executive directors) consider the New Annual Caps for the Investment Connected Transactions for each of the three years ending 31 December, 2010 to be in the interests of the Company and its shareholders as a whole.

***Inter-bank Connected Transactions***

The Inter-bank Connected Transactions involve transactions among banks or financial institutions, which are regulated by monetary authorities in all regions. For these transactions, a buy order and a sell order will be regarded as two transactions, and the amounts involved will therefore count twice. For example, a foreign exchange transaction needs to roll over every month, the total amount incurred from such transaction will therefore be rolled over 24 times. Accordingly, the historical transaction amounts are not good indicators to estimate future transaction amounts.

For the foreign exchange transactions, the transactions include spot, forward and outright transactions, which may vary significantly depending on the prevailing market rates. The revenue or loss generated from these transactions is largely dependent on the relative strength or weakness of the currency, which is beyond the Company's control. Given the market-driven nature of the foreign exchange transactions, which is difficult for the Group to estimate the future transaction amounts, the New Annual Caps for this transaction are set at the same amounts as those of Investment Connected Transactions. The Directors (including the independent non-executive directors) consider the New Annual Caps for the foreign exchange transactions for the three years ending 31 December, 2010 to be in the interests of the Company and its shareholders as a whole.

For the trading of financial assets and the inter-bank capital markets transactions, these transactions involve dollar bills and exchange fund notes of which the Group is one of the market makers in Hong Kong. In 2006, the historical transaction amounts for the trading of financial assets and the inter-bank capital markets transactions increased significantly by approximately 337% and approximately 41%, respectively over the respective historical transaction amounts in 2005. The significant increase during 2006 was mainly due to the high demand for Hong Kong dollar notes and the increase in the corresponding Hong Kong dollar loans. For the ten months ended 31 October, 2007, the demand for Hong Kong dollar notes dropped sharply and approximately HK$1,825 million in value was transacted. Given the great uncertainties of these transactions, which may vary depending on market conditions, the annual cap for the year ending 31 December, 2008 is set with reference to 5% of the total assets of the Group (being the benchmark figure adopted internally by the Company with reference to the Company's experience in similar transactions and which the Company considers reasonable given the volatility of the capital markets) of approximately HK$924,227 million as at 31 December, 2006 after taking into account

a growth rate of approximately 6.5% (being the growth rate of the interim total asset value of the Company in 2007, as reflected in the Company's 2007 Interim Report). For each of the two years ending 31 December, 2010, an annual growth rate of 50% is applied to the annual cap for the year ending 31 December, 2008 to set the respective annual caps for each of the trading of financial assets transactions and the inter-bank capital markets transactions. Such annual growth rate has been determined after taking into account the market-driven nature of the trading of financial assets and the inter-bank capital markets, which are considered to be difficult for the Group to estimate. Such annual caps provides flexibility for the Group to accommodate future unexpected volatility of the financial markets and the Directors (including the independent non-executive directors) consider such New Annual Caps to be in the interests of the Company and its shareholders as a whole.

**LISTING RULES REQUIREMENTS**

Given that the New Annual Caps in respect of the Investment Connected Transactions and the Inter-bank Connected Transactions represent more than 2.5% of the applicable percentage ratios as defined in the Listing Rules, the Investment Connected Transactions and the Inter-bank Connected Transactions constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules, and are subject to the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 and the annual review requirements under Rules 14A.37 and 14A.38 of the Listing Rules.

The Board has set up the Independent Board Committee comprising all of the independent non-executive Directors of the Company to review the Continuing Connected Transactions and the New Annual Caps and give recommendations to the Independent Shareholders. The Company has also retained Commerzbank as the independent financial adviser to the Independent Board Committee for the purpose of considering the Continuing Connected Transactions and the New Annual Caps.

Commerzbank has confirmed to the Independent Board Committee that, in its opinion, the Investment Connected Transactions and Inter-bank Connected Transactions have been entered into in the ordinary and usual course of the Group's business, on normal commercial terms, are fair and reasonable, and are in the interests of the Company and its shareholders as a whole. On the basis of Commerzbank's advice and their own review, the Directors (including the independent non-executive Directors) is satisfied that the Investment Connected Transactions and the Inter-bank Connected Transactions have been entered into in the ordinary and usual course of the Group's business, on normal commercial terms, are fair and reasonable and are in the interests of the Company and its shareholders as a whole.

Pursuant to Rule 14A.54 of the Listing Rules, any connected person and any Shareholder and their associates with a material interest in the Investment Connected Transactions and the Inter-bank Connected Transactions are required to abstain from voting on the relevant resolutions at the EGM. BOC and its associates are therefore required to abstain from voting on the resolutions in respect of the Investment Connected Transactions and the Inter-bank Connected Transactions at the EGM.

**EXTRAORDINARY GENERAL MEETING**

The Directors propose that an EGM will be held immediately following conclusion of the annual general meeting of the Company, tentatively scheduled to be held in May 2008 to approve the Continuing Connected Transactions and the New Annual Caps. A notice of EGM together with a proxy form will be despatched to the Shareholders in or around April 2008.

As the Investment Connected Transactions and the Inter-bank Connected Transactions continue following the expiration of the financial year ended 31 December, 2007, the Directors will ensure that each of the aggregate transaction values of the Investment Connected Transactions and the Inter-bank Connected Transactions falls within 2.5% of the applicable percentage ratios as defined in the Listing Rules, prior to obtaining approval from the Independent Shareholders at the EGM. Various control mechanisms have been adopted by the Company to ensure that the relevant connected transactions falls within the 2.5% threshold. Such mechanisms include generating monthly reports showing the transaction figures for each of the relevant connected transactions, and imposing a lower threshold as an internal cap whereby a warning signal will be issued automatically and preventive measures will be taken immediately if the relevant connected transactions reach the internal cap. In the event that the independent shareholders of the Company do not grant approval for the Investment Connected Transactions and the Inter-bank Connected Transactions at the EGM, the Company will ensure that the transaction figures of such connected transactions fall within the 2.5% threshold for the remaining of the year. Further, pursuant to the Services and Relationship Agreement, the Company has the right to exit the relevant connected transactions by giving prior written notice to BOC or its associates, as the case may be. As at the Latest Practicable Date, each of the aggregate transaction values of the Investment Connected Transactions and the Inter-bank Connected Transactions falls within the 2.5% threshold.

**INFORMATION ON THE GROUP AND BOC**

The Company was incorporated in Hong Kong on 12 September, 2001 to hold the entire equity interest in BOCHK, its principal operating subsidiary. BOC holds a substantial part of its interests in the shares of the Company through certain direct and indirect wholly owned subsidiaries of BOC.

BOCHK is a leading commercial banking group in Hong Kong. With over 280 branches and about 450 ATMs and other delivery channels in Hong Kong, BOCHK and its subsidiaries offer a comprehensive range of financial products and services to retail and corporate customers. BOCHK is one of the three banknote issuing banks in Hong Kong. In addition, BOCHK and its subsidiaries have 16 branches and sub-branches in the PRC to provide cross-border banking services to customers in Hong Kong and the PRC. BOCHK is appointed by the People's Bank of China as the Clearing Bank for Renminbi (RMB) business in Hong Kong.

The Company began trading on the main board of the Stock Exchange on 25 July, 2002, with stock code "2388", ADR OTC Symbol: "BHKLY".

BOC is one of the four largest commercial banks in the PRC in terms of total assets with most extensive international branch network among PRC commercial banks. BOC's core business is commercial banking, which primarily consists of corporate banking, personal banking and treasury operations. BOC also conducts investment banking and insurance activities through its subsidiaries. The combination of the commercial banking, investment banking and insurance businesses has created a universal banking platform that allows BOC to provide integrated services to its customers.

BOC has one of the most extensive domestic distribution networks, with over 10,000 branches and outlets, 580 self-service centres and 11,600 automated service machines throughout the PRC. BOC also has an extensive international network, which comprises over 600 overseas branches, subsidiaries and representative offices covering 28 countries and regions, and BOC has correspondent banking relationships with over 1,400 foreign banks. In addition, BOC offers electronic-banking services such as telephone banking and Internet banking.

The H shares of BOC began trading on the main board of the Stock Exchange on 1 June, 2006, and the A shares of the Company began trading on the Shanghai Stock Exchange on 5 July, 2006, respectively.

**VOTING BY POLL**

By virtue of the Listing Rules, the votes for approving the resolutions in respect of the Continuing Connected Transactions are required to be taken by way of a poll.

According to the Articles of Association, at any general meeting a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded by:

(i) the chairman of the meeting;

(ii) at least three Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and entitled to vote at the meeting;

(iii) any Member or Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Members having the right to attend and vote at the meeting; or

(iv) any Member or Members present in person (or in the case of a Member being a corporation, by its duly authorised representative) or by proxy and holding shares conferring a right to attend and vote at the meeting on which there have been paid up sums in the aggregate equal to or not less than one-tenth of the total sum paid up on all shares conferring that right.

In addition, the chairman of a meeting and/or Directors who, individually or collectively, hold proxies in respect of Shares representing 5% or more of the total voting rights at a particular meeting shall demand a poll in certain circumstances where, on a show of hands, a meeting votes in the opposite manner to that instructed in those proxies.

Unless a poll is so demanded and the demand is not withdrawn, a declaration by the chairman that a resolution has, on a show of hands, been carried unanimously or by a particular majority or lost shall be final and conclusive, and an entry to that effect in the minutes book of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded for or against such resolution.

Notwithstanding the procedures set out in the Articles of Association, as a good corporate governance practice, the Board has resolved that as a matter of policy, all resolutions put to Shareholders at general meetings will be voted on by poll.

**RECOMMENDATION**

The Directors (including the independent non-executive Directors) consider the Continuing Connected Transactions and the New Annual Caps to be fair and reasonable, on normal commercial terms and in the interests of the Company and its Shareholders as a whole. Accordingly, the Directors (including the independent non-executive Directors) recommend the Independent Shareholders to vote in favour of the ordinary resolutions to be proposed at the EGM for the approval of the Continuing Connected Transactions and the New Annual Caps.

**ADDITIONAL INFORMATION**

The Independent Board Committee has been appointed to advise the Independent Shareholders in respect of the Continuing Connected Transactions and the New Annual Caps. Commerzbank has been appointed to advise the Independent Board Committee and the Independent Shareholders in such regard. Accordingly, your attention is drawn to the letter of advice from the Independent Board Committee set out on pages 13 of this circular, which contains its recommendation to the Independent Shareholders, and the letter from Commerzbank set out on pages 14 to 22 of this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders.

Your attention is also drawn to the additional information set out in the Appendix to this circular.

Yours faithfully,
**Xiao Gang**
*Chairman*

中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(Incorporated in Hong Kong with limited liability)
(Stock Code: 2388)

1 February, 2008

*To the Independent Shareholders*

Dear Sir or Madam,

**CONTINUING CONNECTED TRANSACTIONS**

We refer to the circular dated 1 February, 2008 of the Company (the "**Circular**") of which this letter forms part. Terms defined in the Circular shall have the same meanings herein unless the context otherwise requires.

We have been appointed as the Independent Board Committee to advise you as to whether, in our opinion, the Continuing Connected Transactions and the New Annual Caps are in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Commerzbank has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Continuing Connected Transactions and the New Annual Caps.

We wish to draw your attention to the "Letter from the Board" set out on pages 5 to 12 of the Circular, and the letter from Commerzbank to the Independent Board Committee and Independent Shareholders set out on pages 14 to 22 of the Circular which contains its opinion in respect of the Continuing Connected Transactions and the New Annual Caps.

Having taken into account the advice of Commerzbank and its recommendation in relation thereto, we consider that the Continuing Connected Transactions and the New Annual Caps are in the interests of the Company and its shareholders as a whole and are fair and reasonable so far as the Independent Shareholders are concerned. Accordingly, we recommend that you vote in favour of the ordinary resolutions to be proposed at the EGM to approve the Continuing Connected Transactions and the New Annual Caps.

Yours faithfully,
**Fung Victor Kwok King**
**Koh Beng Seng**
**Shan Weijian**
**Tung Chee Chen**
**Tung Savio Wai-Hok**
**Yang Linda Tsao**
*Independent Board Committee*

*The following is the text of a letter prepared by Commerzbank in connection with the Continuing Connected Transactions and the New Annual Caps for the purposes of inclusion in this circular:*

**COMMERZBANK**
**Hong Kong Branch**
21st Floor, Hong Kong Club Building
3A Chater Road, Central
Hong Kong

1 February 2008

*To the Independent Board Committee*
*and the Independent Shareholders*

Dear Sirs,

**CONTINUING CONNECTED TRANSACTIONS**

**INTRODUCTION**

We refer to our appointment as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders in relation to the Continuing Connected Transactions, the definitions of which are set out in the circular dated 1 February 2008 (the "Circular"), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used in this letter unless the context requires otherwise.

In the ordinary course of its business, the Group conducts the Continuing Connected Transactions with BOC and its associates. Annual caps had been assigned to each type of the Continuing Connected Transactions for each of the three financial years ended 31 December 2007 or the financial year ending 31 December 2008, as the case may be.

As at the Latest Practicable Date, BOC indirectly controls more than 60% of the issued shares of the Company and thus is the Controlling Shareholder of the Company. As such, BOC and its associates are connected persons of the Company and the Continuing Connected Transactions constitute continuing connected transactions of the Company under the Listing Rules.

The Continuing Connected Transactions have been continuing after 31 December 2007, the 2007 financial year end. Accordingly, the Company has assigned the New Annual Caps in respect of the Continuing Connected Transactions. Since the New Annual Caps in respect of the Continuing Connected Transactions represent more than 2.5% of the applicable percentage ratios as defined under the Listing Rules, the Continuing Connected Transactions constitute non-exempt continuing connected transactions under Rule 14A.35 of the Listing Rules and are subject to the reporting, announcement and independent shareholders' approval requirements under Rules 14A.45 to 14A.48 and the annual review requirements under Rules 14A.37 and 14A.38 of the Listing Rules.

The Independent Board Committee comprising all the independent non-executive Directors, namely Dr. Fung Victor Kwok King, Mr. Koh Beng Seng, Mr. Shan Weijian, Mr. Tung Chee Chen, Mr. Tung Savio Wai-Hok and Mdm. Yang Linda Tsao, has been established to advise the Independent Shareholders in respect of the Continuing Connected Transactions. We have been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders as to whether (i) the Continuing Connected Transactions are entered into in the ordinary course of business of the Group, on normal commercial terms, fair and reasonable, and are in the interests of the Company and the Shareholders as a whole; and (ii) the New Annual Caps in respect of the Continuing Connected Transactions are fair and reasonable.

In formulating our recommendation, we have relied on the information and facts supplied to us by the Company. We have assumed that all information, opinions and representations contained or referred to in the Circular are true and accurate in all material respects at the time they were made and continue to be so at the date of despatch of the Circular and we have relied on the same. Also, we have relied on the representations of the Company that having made all due enquiries and careful consideration, and to the best of their knowledge and belief, there is no other fact not contained in the Circular, the omission of which would make any statement contained in the Circular, including this letter, misleading.

We consider that we have reviewed sufficient information to enable us to reach an informed view and to provide us with a reasonable basis for our recommendation. We have no reason to suspect that any material facts have been omitted or withheld, nor are we aware of any facts or circumstances which would render the information supplied by the Company, and the representations made to us, untrue, inaccurate or misleading. We have not, however, carried out any independent verification of the information provided by the Company, nor have we conducted any independent in-depth investigation into the business and affairs of the Group.

**PRINCIPAL FACTORS AND REASONS CONSIDERED**

We set out below details and the principal factors and reasons behind our opinion:

**1. Background of the parties**

***1.1 The Group***

The Group is principally engaged in commercial banking business in Hong Kong and offers a comprehensive range of financial products and services to retail and corporate customers. Currently, the Group has three principal lines of business, namely (i) retail banking; (ii) corporate banking; and (iii) treasury operation.

In March 2006, the Group announced its 2006-2011 Strategic Plan (the "Strategic Plan") to serve as guidance of its future development. The Strategic Plan comprised four key focuses, namely (i) the strengthening of the Group's leading position in the banking industry in Hong Kong; (ii) the development of new capabilities in product offerings and distribution; (iii) the building of a strong presence in the PRC; and (iv) the exploration of regional expansion opportunities. It is further stated in the Company's annual report for the year 2006 that the growth potential of the PRC market was a major consideration for the mapping out of the Group's strategy, and for the purpose of enhancing business capabilities, the Group will continue to explore new opportunities locally and beyond and its main focus will be on asset management, stock brokerage and insurance.

***1.2 BOC***

BOC, established in 1912, is one of the largest state-owned commercial banks in the PRC and is listed on the Main Board of the Stock Exchange. The core business of BOC is commercial banking, which primarily consists of corporate banking, personal banking and treasury operation. It also conducts insurance and investment banking activities through its subsidiaries.

**2. The Continuing Connected Transactions**

***2.1 The Investment Connected Transactions***

*(i) Securities Transactions*

BOCI Securities provides securities brokerage services to the Group and its customers from time to time in the ordinary and usual course of its business and on normal commercial terms. In consideration of the provision of securities brokerage services to the Group and its customers by BOCI Securities, the Group pays a commission, net of rebate based on a fixed portion of the gross commission, to BOCI Securities. Accordingly, since December 2001, the Group has been receiving rebates from BOCI Securities at a fixed proportion of the gross commission paid to BOCI Securities, regardless of the volume of business referred by the Group to BOCI Securities. In addition, the Group also distributes various products issued by BOCI Securities and its associates such as equity linked instruments, structured notes, bonds and other financial products as their agent on the basis of a commission with reference to the prevailing market rates.

The securities-related services provided by the Group, the executions of which must rely on brokerage system, are primarily initiated at the request of its customers. We understand that the existing brokerage services providers were selected from the list of brokerage houses used by sister banks of the Group prior to its merger in 2001. Currently, the Group executes its securities-related transactions through four brokerage houses and they were selected based on scale, servicing capacity, system stability and reliability (which are determined with reference to the relationship they have established over years of cooperation with the Group). The Company has confirmed that all brokerage houses (including BOCI Securities and other independent brokerage houses) are entitled to the same commission split charged by the Group. In addition, all securities transactions are executed through the Group's securities management system (the "Securities Management System") and the orders are routed to different brokerage houses in a sequential order. The Securities Management System is maintained by the Group's information technology department and the Group's product manager of securities brokerage conducts a regular review on the overall turnover amongst the agents to make sure that the distribution is in accordance with the setting.

We have reviewed the execution services agreement entered into between the Group and BOCI Securities and those entered into between the Group and other respective independent third parties. We have also obtained from the Group random samples of the securities transactions between the Group and BOCI Securities and those entered into between the Group and other respective independent third parties. Based on our review, we have not noted any material deviation between the terms offered by BOCI Securities and those offered by independent third parties thus we concur with the Company's representation that the securities transactions entered into with BOCI Securities are generally entered into with no less favorable terms than those entered into with independent third parties.

Given that (i) the terms of the securities transactions entered into with BOCI Securities are generally no less favorable than those with independent third parties with reference to the prevailing market rates; (ii) the securities-related services provided by the Group are initiated at the request of its customers and the orders are routed to different brokerage houses in a sequential order through the Securities Management System; and (iii) BOCI Securities, being one of the leading brokerage houses in Hong Kong in terms of trading volume, has met the Group's criterion for selecting their brokerage houses, we consider that the securities transactions are made on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

*(ii) Fund Distribution Transactions*

As one of the leading financial services providers in Hong Kong, the Group provides fund distribution services to fund houses (including BOCI-Prudential Manager and BOCI-Prudential Trustee) in its ordinary course of business. Serving as an intermediary between the fund houses and the fund subscribers, the Group promotes and sells various fund products, including guaranteed fund and open-ended fund products and MPF products. The Group receives a commission rebate on the basis of a certain percentage of the management fee received by the fund houses (including BOCI-Prudential Manager) in relation to the guaranteed funds. In respect of open-ended fund products, the Group receives a portion of the service fees received by the fund houses (including BOCI-Prudential Manager) in respect of the units it sells as a commission. The Group receives commissions based on the number of new members joining the MPF schemes of BOCI-Prudential Trustee referred to it by the Group. All fees and commissions payable by the investment manager (including BOCI-Prudential) are calculated with reference to the prevailing market rates and the underlying transaction volumes based on an agreed fee schedule.

We have discussed with the Group and understand that the Group assesses the fund products based on the principles as set out in a written operation manual (the "Operation Manual") issued by the product control department of the Group. We have obtained from the Company the Operation Manual and note that such assessment is principally based on quality of the investment manager in terms such as reputation, size, track records and financial capability. We have also confirmed with the Group that the commission charged by the Group to BOCI-Prudential is under the same and fair terms as those charged to independent investment managers and the entering into of the fund distribution transactions with BOCI-Prudential are subject to approval from the legal and compliance department.

In assessing and reviewing the fund distribution transactions, we have obtained from the Company certain transaction records, including but not limited to, the order forms issued by the Company and the corresponding confirmations from the investment managers, for the fund distribution transactions between the Group with BOCI-Prudential as well as with other independent investment managers. Based on our review, we note that the range of commissions charged by the Group to BOCI-Prudential are in line with the range of commissions charged by the Group to other independent investment managers.

Given that (i) the commission charged by the Group to BOCI-Prudential is under the same and fair terms as those charged to independent investment managers; and (ii) our consideration that BOCI-Prudential has met the Group's criterion for selecting investment manager as stipulated under the Operation Manual, we consider that the fund distribution transactions are made on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

*(iii) Insurance Agency*

BOCHK provides insurance agency services to BOC Insurance and BOC Life ("BOC Insurance Group") and receives commission payments in respect of the policies issued or renewed. BOC Insurance Group offers a broad range of general insurance services, such as accident and health, automobile, goods in transit, property damage and general liability. According to the Office of the Commissioner of Insurance, BOC Insurance had a market share of 5.6% and was ranked the second among 126 general insurers in terms of gross premiums in 2005 and BOC Life had a market share of 3.2% and was ranked the seventh among 65 authorised long term insurers in terms of office premiums in 2005.

As advised by the Group, unlike fund products for which the terms are more standardized, due to the nature of the insurance business, each insurance policy must be underwritten separately according to a number of actuarial assumptions including, but not limited to, the number of participants in the policy, the risk profile of the participant(s) on individual level and on aggregate level (for group insurance) and the amount of coverage they desired. These factors would all impact the premium to be charged against the policy holder, thereby varying the proportion of the commission to be charged by the agent, which in turn would be affected by the availability of the underlying coverage in the market as well. In addition, the commission charged is highly regulated by the Office of the Commissioner of Insurance.

The Company has confirmed that the terms of the insurance agency transactions were determined after arm's length negotiations and each of them has been and will continue to be entered into in accordance with the existing policy and internal guidelines. We have reviewed certain insurance agency transactions and note that in general, the terms of the insurance agency transactions with BOC Insurance Group are no less favorable than those with independent insurance companies provided that they are on the same type of insurance coverage.

Given that (i) the commission charged is highly regulated; (ii) the terms of the insurance agency transactions in general are no less favorable than those with independent insurance companies; and (iii) each of BOC Insurance and BOC Life is one of the leading insurance companies in Hong Kong, which is able to provide a wide range of insurance products and services to meet the demand of different clients so as to match the Group's positioning as a comprehensive financial services provider, we consider that the insurance agency transactions are made on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

***2.2 The Inter-bank Connected Transactions***

*(i) Foreign Exchange Transactions*

In the ordinary course of its business, the Group enters into foreign exchange transactions with BOC and its associates. These transactions are executed with reference to prevailing market rates. Foreign exchange transactions include spot, forward and outright transactions, and exercised currency options. The Group also conducts foreign currency banknote exchange transactions with BOC on normal commercial terms.

The Group earns foreign exchange revenue through the spread between its foreign exchange trades with retail customers and wholesale transactions in the inter-bank market. Trades with BOC represent a portion of those inter-bank transactions that are fungible with all others. Therefore, revenue attributable to BOC trades is determined as a percentage of total revenue from foreign exchange transactions calculated as the percentage of BOC trades compared to the total trades on the inter-bank market.

We have discussed with the Company and understand that save for the foreign currency banknote exchange transactions, all other foreign exchange transactions are processed through a centralized system and the executions must take place within a very short time frame. The design and operation of the aforesaid system must comply with the Group's risk management and IT security policies and is subject to periodic review by both internal and external auditors. The system in general does not allow any transactions to be executed that fall outside the prevailing market rates. In addition, all foreign exchange transactions are monitored by the product control department, which is an independent department, to ensure that they have been executed at the prevailing market rates.

We have reviewed the terms of certain foreign exchange transactions as extracted from the trading system of the Group entered into between the Group and BOC and the respective comparable transactions between the Group and independent third parties. Such comparable transactions were selected based on the underlying currencies and the dates of the transaction. We compared the foreign exchange rates offered to BOC with the rates offered to other independent third parties and have not noted any material deviations. Save for the aforesaid comparison, we have also carried out independent verification on the rates of the foreign exchange transactions of larger nominal amounts entered into between the Group and BOC by making reference to the market rates as quoted from Bloomberg and have not noted any significant deviations either. As such, we consider the Group's foreign exchange transactions with BOC are made on normal commercial terms and on terms no less favorable than those made with independent third parties.

Given that (i) the terms of the foreign currency transactions in general are no less favorable than those with independent third parties; (ii) the Group is able to execute vast types of foreign currency transactions to meet the demand of different clients so as to match the Group's positioning as a comprehensive financial services provider; and (iii) our consideration that there are effective monitoring system in place for the execution of the foreign currency transactions, we consider that the foreign currency transactions are made on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

*(ii) Trading of Financial Assets*

The Group enters into various transactions with BOC and its branches, in which BOC and its branches buy and sell secondary interests in loans from and to the Group.

As advised by the Group, the Group enters into the trading of financial assets for assets risk management and to maintain adequate liquidity level at the consideration determined with reference to market quotations on comparable transactions. These financial assets include, but not limited to, the syndication loans granted by the Group to its corporate clients. The risk management department of the Group would assess the risk of these financial assets periodically to determine whether taken as a whole, the risk and liquidity of the Company's assets class comprising these financial assets is at an acceptable level pre-determined by the Group's internal policy so as to meet the regulatory requirements under the Banking Ordinance and other instructions issued by the Hong Kong Monetary Authority ("HKMA") from time to time. In reciprocal, the Group may buy financial assets from other financial institutions if the risk management department considers such purchase would improve the risk of the relevant assets class through a similar process. The Group has confirmed that the terms of all trading of financial assets transactions are determined after arm's length negotiation and information on the prevailing market rates must be submitted to the legal and compliance department to seek approval for the entering into of such transactions.

In assessing and reviewing the trading of financial assets transactions, we have obtained certain agreements for the trading of financial assets transactions including, but not limited to, syndicate loan agreements entered into by the Company. Based on our review of the agreements, we note that the terms of the trading of financial assets transactions between the Group and BOC in general are no less favorable than transactions with independent financial institutions.

Given that (i) the trading of financial assets transactions with BOC are undertaken at no less favorable terms than those with other independent financial institutions; (ii) our consideration that there were sufficient segregation of duties in place for the execution of the transactions; and (iii) the trading of financial assets transactions are entered into for risk management of the Group, we consider that the trading of financial assets transactions are made on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

*(iii) Inter-Bank Capital Markets*

The Group buys and sells debt securities from and to BOC and its associates in the secondary market with reference to prevailing market rates and these can be broadly classified into: (i) sale of exchange fund bills and notes issued by the HKMA; (ii) securities trading; and (iii) customer bond trading.

For the sale of exchange fund bills and notes, as one of the market makers appointed by the HKMA in Hong Kong, the Group is expected to participate actively in the primary market and to promote these papers in the retail market as well as to maintain the liquidity of the said instruments in the secondary market. As such, it is obliged to quote price upon requests by other financial institutions (including BOC) and if the price quoted is accepted by the counterparty, the Group is obliged to trade at the quoted price.

We have reviewed a sample of "off market rate check guideline" issued by the Group's product control division, which is an independent unit under the Group's finance department and is responsible for independent price verification, including off-market rate transactions. In addition, we have obtained from the Group certain samples of the inter-bank capital market transactions with BOC and its associates and sample transactions with other independent third parties which are randomly selected based on the same types of underlying securities. Based on our review, we have not noted any material deviation between the terms offered by BOC and those offered by independent third parties. We have also examined the traded prices of the inter-bank capital market transactions and noted that they are more or less within the range of the historical market rates as quoted from Bloomberg. As such, we concur with the Group's representation that the transactions entered into with BOCI Securities are generally entered into with no less favorable terms than those entered with independent third parties with reference to the prevailing market rates.

Given that (i) the terms of the inter-bank capital market transactions entered into with BOC and its associates are generally no less favorable than those with independent third parties with reference to the prevailing market rates; (ii) an independent unit under the finance department is responsible for independent price verification, including off-market rate transactions; and (iii) the Group is under the obligation to quote price for the exchange fund bills and notes upon requests by counterparties and the decision whether to enter into the trade is made by the counterparties, not the Group, we consider that the inter-bank capital market transactions are made on normal commercial terms and are fair and reasonable so far as the Independent Shareholders are concerned.

## 3. The New Annual Caps

Set out below is a summary of the actual amounts of the Continuing Connected Transactions for the two years ended 31 December 2006 and the ten months ended 31 October 2007, as well as the annual cap amounts for the three years ended 31 December 2007:

| **Investment Connected Transactions** | **For the year ended 31 December** | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2005** | | | **2006** | | | **2007** | | |
| | **Actual** | **Cap** | **Utilisation** | **Actual** | **Cap** | **Utilisation** | **Actual*** | **Cap** | **Utilisation** |
| | *(HK$ million)* | | % | *(HK$ million)* | | % | *(HK$ million)* | | % |
| | **(Audited)** | | | **(Audited)** | | | **(Unaudited)** | | |
| Securities Transactions | 102.43 | 180 | 56.91 | 195.63 | 220 | 88.92 | 412.93 | 260 *(Note 1)* | 158.82 |
| Fund Distribution | 45.10 | 140 | 32.21 | 53.59 | 190 | 28.21 | 186.48 | 250 | 74.59 |
| Insurance Agent | 221.42 | 310 | 71.43 | 295.06 | 410 | 71.97 | 311.76 | 530 | 58.82 |

| **Inter-bank Connected Transactions** | **For the year ended 31 December** | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2005** | | | **2006** | | | **2007** | | |
| | **Actual** | **Cap** | **Utilisation** | **Actual** | **Cap** | **Utilisation** | **Actual*** | **Cap** | **Utilisation** |
| | *(HK$ million)* | | % | *(HK$ million)* | | % | *(HK$ million)* | | % |
| | **(Audited)** | | | **(Audited)** | | | **(Unaudited)** | | |
| Foreign Exchange | 88.53 | 550 | 16.10 | 55.97 | 550 | 10.18 | 13.01 | 550 | 2.37 |
| Trading of Financial Assets | 269.71 | 18,500 | 1.46 | 1,179.54 | 18,500 | 6.38 | 1,007.09 | 18,500 | 5.44 |
| Inter-bank Capital Markets | 3,223.00 | 3,500 | 92.09 | 4,538.83 | 3,500 *(Note 2)* | 129.68 | 1,825.36 | 3,500 *(Note 2)* | 52.15 |

*Note 1:* Being the annual cap set in January 2005. The amount for the year ended 31 December 2007 has been revised to HK$1,100 million in August 2007

*Note 2:* Being the annual cap set in January 2005. The amounts for each of the two years ended 31 December 2006 and 2007 have been revised to HK$14,000 million and HK$18,000 million respectively in April 2006

* *Actual amount for the ten months ended 31 October 2007*

The Investment Connected Transactions involve activities which are regulated by various regulatory bodies in Hong Kong such as the HKMA, the Securities and Future Commission and Office of the Commissioner of Insurance. Based on the above table, we note that the historical transaction amounts of the Investment Connected Transactions increased significantly during 2006 and the growth rates of which were within the range of approximately 18.8% to 91.0%. During the ten months ended 31 October 2007, all of the transaction amounts of the Investment Connected Transactions have exceeded their respective transaction amounts for the year ended 31 December 2006. For the securities transactions, the historical transaction amounts for the ten months ended 31 October 2007 increased by approximately 1.1 times as compared to the historical transaction amounts for the year ended 31 December 2006, and such significant increase was mainly due to the booming stock market during 2007. For the fund distribution transactions, the historical amounts for the ten months ended 31 October 2007 increased significantly by approximately 2.5 times as compared to the historical transaction amounts for the year ended 31 December 2006. For the insurance agency transactions, the historical transaction amounts for the ten months ended 31 October 2007 have increased by approximately 5.66% over the historical amounts for the year ended 31 December 2006. In addition, we note that the annual cap for the securities transactions for the year ended 31 December 2007 has been revised from HK$260 million to HK$1,100 million in August 2007, which was due to the unexpected increase in customers' orders.

The Inter-bank Connected Transactions involve transactions among bank or financial institutions, which are regulated by monetary authorities in all regions. Based on the above table, we note that in 2006, the historical transaction amounts for the trading of financial assets and the inter-bank capital market transactions increased significantly by approximately 337% and approximately 41%, respectively over their respective historical transaction amounts in 2005. For the foreign exchange transactions, the historical transaction amount in 2006 noted a decrease of approximately 36.8% as compared to the transaction amount in 2005 and such decrease was mainly due to the decrease in orders from BOC and its associates. In addition, we note that the annual caps for the inter-bank capital market transactions for the two years ended 31 December 2007 have been revised in April 2006, which was due to the unexpected increase in the volume and amount of trades on exchange fund bill and notes between the Group and BOC and its associates. The historical amounts of each of the Inter-bank Connected Transactions for the ten months ended 31 October 2007 have not exceeded their respective annual caps for the year ended 31 December 2007.

Set out below is a summary of the New Annual Caps for each type of the Continuing Connected Transactions:

| **Investment Connected Transactions** | **2008** | **2009** | **2010** |
|---|---|---|---|
| | *(HK$ million)* | *(HK$ million)* | *(HK$ million)* |
| Securities Transactions | 2,700 | 4,000 | 6,000 |
| Fund Distribution | 2,700 | 4,000 | 6,000 |
| Insurance Agent | 2,700 | 4,000 | 6,000 |

| **Inter-bank Connected Transactions** | **2008** | **2009** | **2010** |
|---|---|---|---|
| | *(HK$ million)* | *(HK$ million)* | *(HK$ million)* |
| Foreign Exchange | 2,700 | 4,000 | 6,000 |
| Trading of Financial Assets | 50,000 | 75,000 | 110,000 |
| Inter-bank Capital Markets | 50,000 | 75,000 | 110,000 |

For each of the Investment Connected Transactions and the foreign exchange transactions, we note that a standard cap amount of HK$2,700 million is proposed for the year ending 31 December 2008 and standard cap amounts of HK$4,000 million and HK$6,000 million are proposed for each of the two years ending 31 December 2010, respectively. The standard annual cap for the year ending 31 December 2008 is based on 5% of the revenue of the Group of approximately HK$47,165 million for the year ended 31 December 2006 after taking into account a growth rate of approximately 14.5%; and the standard annual caps for each of the two years ending 31 December 2010 are set by applying an annual growth rate of 50% on each of the annual caps for the year ending 31 December 2008 and 2009, respectively.

For each of the trading of financial assets and the inter-bank capital market transactions, we note that a standard cap amount of HK$50,000 million is proposed for the year ending 31 December 2008 and the standard cap amounts of HK$75,000 million and HK$110,000 million are proposed for each of the two years ending 31 December 2010, respectively. The standard annual cap for the year ending 31 December 2008 is set with reference to 5% of the total assets of the Group of approximately HK$924,227 million as at 31 December 2006 after taking into account a growth rate of approximately 6.5%; and the standard annual caps for each of the two years ending 31 December 2010 are set by applying an annual growth rate of 50% on each of the annual caps for the year ending 31 December 2008 and 2009, respectively.

In assessing the reasonableness of the above annual caps, we have discussed with the management of the Company the basis upon which such annual caps have been determined and noted that such caps are set after taking into account of the following factors:

***(i) Nature of transactions***

The nature of the transactions under the Investment Connected Transactions and the Inter-bank Connected Transactions are mostly market-driven, which the Company has limited or no control over the volume and amount of such transactions. Accordingly, the volume and aggregate value of each of the Investment Connected Transactions and the Inter-bank Connected Transactions vary from time to time and from year to year depending on a number of factors which are not within the control of the Group nor in the anticipation of the market. Such factors include, but not limited to, (i) fluctuations in the financial markets and economic conditions; (ii) the range of banking products and services provided by the Group; and (iii) the implementation of new policies or measures by governments or regulatory bodies.

For the securities transactions and the fund distribution transactions, they are generally initiated by customers or mainly determined by customers' decision on their wealth management portfolio (e.g. stock, trust fund, foreign currency etc.), which are not subject to the Group's control. We note that the values of securities transactions are largely subject to the overall trading activities of the stock market in Hong Kong. Based on our study on the statistics of the Hong Kong's stock market pursuant to the website of the Stock Exchange, we note that the total trading value of Hong Kong stock market increased from approximately HK$21.4 billion as at 4 January 2005 to approximately HK$122.9 billion as at 28 August 2007, representing an increase of approximately 5.7 times and such increase was not within the expectation of the Company. Accordingly, the Company has revised the caps set for the securities transactions in August 2007. For the insurance agency transactions, they relate primarily to the insurance market which the Group has no control over their volume and amounts. For the foreign exchange transactions, they are largely dependent on the relative strength and weakness of the currency and the overall macro economic conditions, which are beyond the Company's control. Accordingly, we note significant fluctuations for such transactions during 2006 and the ten months ended 31 October 2007 from the historical transaction records of the Company , which may be attributable to the aforesaid unpredictable nature of the currency market.

For the trading of financial assets and the inter-bank capital market transactions, they involve dollar bills and exchange fund notes of which the Group is one of market makers in Hong Kong. Accordingly, the Group has the obligation to quote price upon requests by other banks (including BOC and its associates) and the decision of entering into trade lies with the counterparty. For these transactions, a buy order and a sell order will be regarded as two transactions, and the amount involved will therefore be counted twice. For example, a foreign exchange transaction needs to roll over every month and the total amount incurred from such transaction will therefore be rolled over 24 times. Such counting schemes would increase the uncertainty of the estimation for the future transaction amounts. In addition, for the inter-bank capital market transactions, the face amount of a single inter-bank capital market trade could be as much as several hundred million Hong Kong dollars and as such, any change in the tenor of the exchange fund bills and notes or a small change in the number of transactions may affect the amount of trade recorded in any year. For illustrative purpose, if a counterparty purchases an exchange fund bill with a tenor of one month and rolls them over every month for three months, the amount of trade recorded by the Group will be three times the amount for the purchase of exchange fund bills with tenor of three months and the number of transactions will increase from one to three transactions. With such unpredictable nature, the annual caps of the inter-bank capital market transactions for the two years ended 31 December 2007 were revised in April 2006. Given the unpredictable and opportunistic nature of these transactions, the historical transaction amounts will not be good indicator to estimate future transaction amounts.

In view of the market-driven and unpredictable nature of transactions as stated above, we consider it is reasonable for the Group to adopt the above mentioned basis in determining the amounts of the proposed Caps and are of the view that the New Annual Caps are fair and reasonable.

***(ii) Business expansion of the Group***

In addition to cater for the market-driven and unpredictable nature of the transactions, the New Annual Caps have taken into account the business expansion of the Group, in particular the co-operation activities with BOC. As stated in the annual report of the Company for the year ended 31 December 2006, the PRC growth potential was a major consideration for the Group in mapping out its strategic plan, in particular the RMB banking services in Hong Kong. To maintain its leadership in RMB banking services, the Group has strengthened its co-operation activities with BOC during 2006 (e.g. acquisition of 51% equity interest in BOC Life, new banking service allowing wealth management customers to enjoy services at BOC's branch network

in the whole Asia Pacific region, etc.). Given its close relationship with BOC, it is expected that business co-operation activities with BOC will be strengthened in the forthcoming years. As such, standard caps for each of the Investment Connected Transactions and the Inter-bank Connected Transactions are proposed so as to allow more flexibility for the Group to have more business transactions with BOC and its associates. In view of the close business co-operation activities between the Group and BOC and its associates, we consider it is reasonable for the Group to adopt the above mentioned basis in determining the amounts of the New Annual Caps and are of the view that the New Annual Caps are fair and reasonable.

Having considered (i) the market-driven and unpredictable nature of the Investment Connected Transactions and the Inter-bank Connected Transactions, in particular the Group's past experience of revising the cap amount for the securities transactions and the inter-bank capital market transactions, so as to accommodate the unanticipated increase in transaction amounts; and (ii) the business expansion plan of the Group, in particular the Group's strategy to maintain its leadership in RMB banking services in Hong Kong by further close co-operation with BOC and its associates, we consider the New Annual Caps, including the respective basis of determination for each of the Continuing Connected Transactions, are fair and reasonable and are in the interests of the Company and its Shareholders as a whole.

**CONCLUSION AND ANALYSIS**

As one of the leading commercial banking group in Hong Kong, the Group targets to offer a comprehensive range of financial products and services to retail and corporate customers. The Investment Connected Transactions and the Inter-bank Connected Transactions are transactions between the Group and BOC and its associates and are considered as part of the comprehensive banking services of the Group. Such transactions have been conducted in the ordinary course of its business, on normal commercial terms and on terms no less favourable than those with independent third parties. In addition, the Group has established effective internal control process which includes the establishment of detailed policies and control procedures for all the key activities.

The Investment Connected Transactions and the Inter-bank Connected Transactions are highly market-driven and unpredictable in nature. The Group has in the past experienced the revision for the securities transactions and the inter-bank capital market transactions, which imply that the value and volume of such transactions are difficult to estimate by using historical transaction amounts as a reference to determine their annual caps. In addition, the Group will further strengthen its RMB banking services by expanding its co-operation with BOC and its associates in respect of asset management, stock brokerage and insurance businesses. Based on the above, we consider it is reasonable for the Company to set standard caps for such transactions in the next three years so as not to constrain the Group from doing business with BOC and its associates.

**RECOMMENDATION**

Based on the principal factors and reasons stated above, we consider that (i) the Continuing Connected Transactions are fair and reasonable and are entered into on normal commercial terms, are carried out in the ordinary course of business of the Company and the entering into of such transactions are in the interests of the Company and the Shareholders as a whole; (ii) the New Annual Caps are fair and reasonable and are in the interests of the Company and the Shareholders as a whole. Accordingly, we recommend the Independent Board Committee to advise the Independent Shareholders to vote in favour of the resolutions to be proposed at the EGM in respect of the Continuing Connected Transactions and the New Annual Caps.

Yours faithfully,
For and on behalf of
**Commerzbank AG Hong Kong Branch**

**Kenneth Chan**
*Head of Corporate Finance – Asia Pacific*

**Andrew Yu**
*Corporate Finance – Asia Pacific*

## 1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

## 2. DIRECTORS' INTERESTS IN COMPETING BUSINESSES

Mr. Xiao Gang and Mr. Li Zaohang are directors of BOC. Mr. Zhou Zaiqun and Mdm. Zhang Yanling are members of the senior management of BOC.

BOC is a joint stock limited liability commercial bank in the PRC providing a full range of commercial banking and other financial services through its associates throughout the world. Certain of the Group's operations overlap with and/or are complementary to those of BOC and its associates. To the extent that BOC or its associates compete with the Group, the Directors believe that the Group's interests are adequately protected by good corporate governance practices and the involvement of the independent non-executive directors.

Further, the Board's mandate also expressly provides that unless permissible under applicable laws or regulations, if a Substantial Shareholder or a Director has a conflict of interest in the matter to be considered by the Board, the matter shall not be dealt with by way of written resolutions, but a Board meeting attended by independent non-executive directors who have no material interest in the matter shall be held to deliberate on the same.

Save as disclosed above, none of the Directors is interested in any business apart from the Group's business, which competes or is likely to compete, either directly or indirectly, with the Group's business.

## 3. DIRECTORS' RIGHTS TO ACQUIRE SHARES

On 5 July, 2002, the following Directors were granted options by BOC (BVI), the immediate holding company of the Company, pursuant to a Pre-Listing Share Option Scheme to purchase from BOC (BVI) existing issued shares of the Company at a price of HK$8.50 per share. These options have a vesting period of four years from 25 July, 2002 with a valid exercise period of ten years. Twenty-five percent of the shares subject to such options will vest at the end of each year. Particulars of the outstanding options granted to the Directors under the Pre-Listing Share Option Scheme as at the Latest Practicable Date are set out below:

| | | | | Number of share options | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Date of grant | Exercise price *(HK$)* | Exercisable Period | Granted on 5 July, 2002 | Balance as at 1 January, 2007 | Exercised up to Latest Practicable Date | Surrendered up to Latest Practicable Date | Lapsed up to Latest Practicable Date | Balance as at Latest Practicable Date |
| SUN Changji | 5 July, 2002 | 8.50 | 25 July, 2003 to 4 July, 2012 | 1,590,600 | 1,590,600 | – | – | – | 1,590,600 |
| HE Guangbei | 5 July, 2002 | 8.50 | 25 July, 2003 to 4 July, 2012 | 1,446,000 | 1,084,500 | 361,500 | – | – | 723,000 |
| LI Zaohang | 5 July, 2002 | 8.50 | 25 July, 2003 to 4 July, 2012 | 1,446,000 | 1,446,000 | – | – | – | 1,446,000 |
| ZHOU Zaiqun | 5 July, 2002 | 8.50 | 25 July, 2003 to 4 July, 2012 | 1,446,000 | 1,446,000 | 361,500 | – | – | 1,084,500 |
| ZHANG Yanling | 5 July, 2002 | 8.50 | 25 July, 2003 to 4 July, 2012 | 1,446,000 | 1,446,000 | – | – | – | 1,446,000 |
| | | | | 7,374,600 | 7,013,100 | 723,000 | – | – | 6,290,100 |

Save as disclosed above, at no time up to the Latest Practicable Date was the Company, its holding companies, or any of its subsidiaries or fellow subsidiaries a party to any arrangements to enable the Directors to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

## 4. DIRECTORS' AND CHIEF EXECUTIVE'S INTERESTS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at the Latest Practicable Date, the Directors, the chief executive of the Company and their respective associates had the following interests in the shares and underlying shares of the Company, as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers:

| | Number of shares/underlying shares held | | | | | % of issued share capital |
|---|---|---|---|---|---|---|
| **Name of Director** | **Personal interests** | **Family interests** | **Corporate interests** | **Other interests** | **Total** | |
| SUN Changji | 1,590,600[1] | – | – | – | 1,590,600 | 0.015 |
| HE Guangbei | 823,000[2] | – | – | – | 823,000 | 0.008 |
| LI Zaohang | 1,446,000[1] | – | – | – | 1,446,000 | 0.014 |
| ZHOU Zaiqun | 1,085,000[3] | – | – | – | 1,085,000 | 0.010 |
| ZHANG Yanling | 1,446,000[1] | – | – | – | 1,446,000 | 0.014 |

*Note 1:* Such interests represent the respective Directors' interests in the underlying shares in respect of the share options granted to him/her pursuant to the Pre-Listing Share Option Scheme on 5 July, 2002, details of which are set out in the section titled "Directors' Rights to Acquire Shares" above.

*Note 2:* Such interests include Mr He's interests in 100,000 Shares and interests in 723,000 underlying shares in respect of the share options granted to him pursuant to the Pre-Listing Share Option Scheme on 5 July, 2002, details of which are set out in the section titled "Directors' Rights to Acquire Shares" above.

*Note 3:* Such interests include Mr Zhou's interests in 500 Shares and interests in 1,084,500 underlying shares in respect of the share options granted to him pursuant to the Pre-Listing Share Option Scheme on 5 July, 2002, details of which are set out in the section titled "Directors' Rights to Acquire Shares" above.

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or the chief executive of the Company or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers.

## 5. SUBSTANTIAL INTERESTS IN SHARE CAPITAL

The register maintained by the Company pursuant to section 336 of the SFO recorded that, as at the Latest Practicable Date, the following parties had the following interests (as defined in the SFO) in the Company set opposite their respective names:

| Name of Corporation | No. of Shares held (% of total issued Shares) |
|---|---|
| Central SAFE | 6,953,617,435 (65.77%) |
| BOC | 6,953,617,435 (65.77%) |
| BOCHKG | 6,949,330,256 (65.73%) |
| BOC (BVI) | 6,949,330,256 (65.73%) |

*Notes:*

1. Following the reorganization of BOC in August 2004, Central SAFE holds the controlling equity capital of BOC on behalf of the State. Accordingly, for the purpose of the SFO, Central SAFE is deemed to have the same interests in the Company as BOC.

2. BOC holds the entire issued share capital of BOCHKG, which in turn holds the entire issued share capital of BOC (BVI). Accordingly, BOC and BOCHKG are deemed to have the same interests in the Company as BOC (BVI) for the purpose of the SFO. BOC (BVI) beneficially held 6,949,330,256 shares of the Company.

3. BOC holds the entire issued share capital of BOC Insurance. Accordingly, for the purpose of the SFO, BOC is deemed to have the same interests in the Company as BOC Insurance which had an interest in 4,000,000 shares of the Company.

4. BOC holds the entire issued share capital of BOCI, which in turn holds the entire issued share capital of BOCI Asia Limited and BOCI Financial Products Limited. Accordingly, BOC is deemed to have the same interests in the Company as BOCI Asia Limited and BOCI Financial Products Limited for the purpose of the SFO. BOCI Asia Limited had an interest in 91,500 shares of the Company and an interest in 117,000 shares held under physically settled equity derivatives while BOCI Financial Products Limited had an interest in 78,679 shares of the Company.

All the interests disclosed above represent long positions. Save as disclosed above, as at the Latest Practicable Date, so far as is known to the Directors or the chief executive of the Company, no other person (not being a Director or the chief executive of the Company) who had any interests or short positions in shares or underlying shares of the Company which would fall to be disclosed to the Company and the Stock Exchange, under the provisions of Divisions 2 and 3 of Part XV of the SFO, or who was, directly or indirectly, interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other member of the Group or held any option in respect of such capital.

## 6. OTHER ARRANGEMENTS INVOLVING DIRECTORS

As at the Latest Practicable Date:

(a) none of the Directors was materially interested in any contract or arrangement subsisting at the date of this circular which is significant in relation to the business of the Group; and

(b) none of the Directors had any direct or indirect interest in any assets which had been, since 31 December, 2006 (the date to which the latest published audited accounts of the Company were made up), (i) acquired or disposed of by; or (ii) leased to; or (iii) are proposed to be acquired or disposed of by; or (iv) are proposed to be leased to any member of the Group.

## 7. SERVICE CONTRACTS

No Director has a service contract with the Company or any of its subsidiaries which is not determinable by the employing company within one year without payment of compensation other than the normal statutory compensation.

## 8. QUALIFICATIONS OF THE EXPERT

The qualifications of any experts who have has been named in this circular or has given advice or opinions contained in this circular are as follows:

| Name | Qualification |
|---|---|
| Commerzbank | A licensed bank under the Banking Ordinance (Chapter 155 of the Laws of Hong Kong) and an authorized financial institution under the SFO to conduct type 1 (dealing in securities), type 4 (advising on securities) and type 6 (advising on corporate finance) regulated activities as set out in Schedule 5 to the SFO |

Commerzbank has given and has not withdrawn its written consent to the issue of this circular with the inclusion herein of its letter or its name in the form and context in which it appears.

Commerzbank does not have any shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

Commerzbank does not have any direct or indirect interests in any assets which have been, since 31 December, 2006 (being the date to which the latest published audited accounts of the Company were made up), acquired or disposed of by or leased to any member of the Group, or which are proposed to be acquired or disposed of by or leased to any member of the Group.

**9. MATERIAL ADVERSE CHANGE**

As at the Latest Practicable Date, the Directors are not aware of any material adverse change in the financial or trading position of the Group since 31 December, 2006, being the date to which the latest published audited financial statements of the Group were made up.

**10. MISCELLANEOUS**

- The registered office of the Company is at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong.
- The share registrar of the Company is Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Wan Chai, Hong Kong.
- The English text of this circular prevails over the Chinese text in case of any inconsistency.

**11. DOCUMENTS AVAILABLE FOR INSPECTION**

Copies of the following documents will be available for inspection during normal business hours at the registered office of the Company, at 52nd Floor, Bank of China Tower, 1 Garden Road, Hong Kong from the date of this circular up to and including the date of the EGM.

(a) the Memorandum and Articles of Association;

(b) the letter of recommendation from the Independent Board Committee, the text of which is set out on page 13 of this circular;

(c) the letter from Commerzbank, the text of which is set out on pages 14 to 22 of this circular;

(d) the Services and Relationship Agreement; and

(e) the annual report of the Company for each of the two financial years ended 31 December, 2005 and 31 December, 2006.

## 9. 重大不利變動

於最後實際可行日期，就董事所知悉，本公司之財務或交易狀況自2006年12月31日（即本公司編製最近期刊發之經審計帳目當日）以來並無任何重大不利變動。

## 10. 其他事項

- 本公司註冊地址位於香港花園道1號中銀大廈52樓。
- 本公司的股份過戶登記處為香港中央證券登記有限公司，地址為香港灣仔皇后大道東183號合和中心17樓1712-1716室。
- 本通函之中英文版本如有任何歧義，概以英文版本為準。

## 11. 備查文件

自本通函刊發日期至股東特別大會之日（包括當日）期間一般營業時間內，下列文件可於本公司位於中環花園道1號中銀大廈52樓的註冊辦事處查閱：

(a) 公司組織章程大綱及細則；

(b) 獨立董事委員會函件，其文本載於本通函第13頁；

(c) 德國商業銀行函件，其文本載於本通函第14頁至第22頁；

(d) 服務與關係協議；及

(e) 本公司截至2005年12月31日止及2006年12月31日止兩個財政年度各年的年報。

4. 中國銀行持有中銀國際全部已發行股本，而中銀國際則持有中銀國際亞洲有限公司及中銀國際金融產品有限公司全部已發行股本。因此，根據《證券及期貨條例》，中國銀行被視為擁有與中銀國際亞洲有限公司及中銀國際金融產品有限公司相同的本公司權益。中銀國際亞洲有限公司持有本公司91,500股股份的權益及持有本公司117,000股以實物結算的股本衍生工具股份的權益，中銀國際金融產品有限公司持有本公司78,679股股份的權益。

上文所披露權益皆屬好倉。除上文披露者外，於最後實際可行日期，就本公司任何董事或總裁所知而言，概無其他人士(並非為董事或本公司總裁)擁有根據《證券及期貨條例》第XV部第2及3分部規定須向本公司披露的本公司股份或相關股份的權益或淡倉，或直接或間接擁有在所有情況下均有權於本集團任何其他成員公司的股東大會上投票的已發行普通股本面值10%或以上權益，或擁有就有關此等資本之任何購股權。

6. **涉及董事之其他安排**

於最後實際可行日期：

(a) 截至本通函日期，概無董事於就本集團業務而言屬重大的合約或安排中擁有重大權益；及

(b) 自2006年12月31日(即本公司編製最近期刊發之經審計帳目當日)以來，概無董事於本集團任何成員公司(i)所收購或出售；或(ii)租賃；或(iii)建議收購或出售；或(iv)建議將租賃之任何資產中直接或間接擁有任何權益。

7. **董事之服務合約**

所有董事均未與本公司或其任何附屬公司訂立任何在1年內不能終止，或除正常法定補償外還須支付任何補償方可終止的服務合約。

8. **專業人士之資格**

以下為本通函載有其意見或建議並已列名之專業人士之專業資格：

| 名稱 | 資格 |
| --- | --- |
| 德國商業銀行 | 根據《銀行業條例》註冊之持牌銀行及《證券及期貨條例》(香港法例第155章)項下認可之金融機構，可從事《證券及期貨條例》附表5所載第1類(證券交易)、第4類(就證券提供意見)及第6類(就企業融資提供意見)之受規管活動 |

德國商業銀行已發出同意書，同意本通函刊發時，以現有形式及文義，收錄其函件及其名稱，且迄今並無撤回同意書。

德國商業銀行概無擁有本集團任何成員公司的任何股權，亦無認購或提名他人認購本集團任何成員公司證券的任何權利(不論可否依法強制執行)。

德國商業銀行自2006年12月31日(即本公司編製最近期刊發之經審計帳目當日)以來，概無於本集團任何成員公司收購或出售或租賃或擬收購或出售或租賃的任何資產中，直接或間接擁有權益。

4. **董事及總裁於股份、相關股份及債券中之權益**

於最後實際可行日期，董事、本公司總裁及彼等各自的聯繫人士在本公司的股份及相關股份中擁有以下權益，而該等權益是根據《證券及期貨條例》第352條須予備存的登記冊所記錄或根據《上市公司董事進行證券交易的標準守則》須知會本公司及聯交所之權益。

| 董事姓名 | 持有股份／相關股份數目<br>個人權益 | 家族權益 | 公司權益 | 其他權益 | 總數 | 佔已發行股本的百分比 |
|---|---|---|---|---|---|---|
| 孫昌基 | 1,590,600[1] | – | – | – | 1,590,600 | 0.015 |
| 和廣北 | 823,000[2] | – | – | – | 823,000 | 0.008 |
| 李早航 | 1,446,000[1] | – | – | – | 1,446,000 | 0.014 |
| 周載群 | 1,085,000[3] | – | – | – | 1,085,000 | 0.010 |
| 張燕玲 | 1,446,000[1] | – | – | – | 1,446,000 | 0.014 |

*附註1：* 該等權益乃指各有關董事於2002年7月5日按上市前認股權計劃獲授予的認股權所涉及的相關股份的權益，有關詳情載於上文「董事認購股份之權益」。

*附註2：* 該等權益包括和先生於100,000股股份的權益及於2002年7月5日按上市前認股權計劃和先生獲授予的認股權所涉及的723,000股相關股份的權益，有關詳情載於上文「董事認購股份之權益」。

*附註3：* 該等權益包括周先生於500股股份的權益及於2002年7月5日按上市前認股權計劃獲授予的認股權所涉及的1,084,500股相關股份的權益，有關詳情載於上文「董事認購股份之權益」。

除上文披露者外，於最後實際可行日期，董事、本公司總裁或彼等各自的關聯人士概無在本公司或其任何相關法團（按《證券及期貨條例》第XV部所指的定義）的股份、相關股份及債券中擁有任何權益或淡倉，而該等權益或淡倉是根據《證券及期貨條例》第352條須予備存的登記冊所記錄或根據《上市發行人董事進行證券交易的標準守則》須知會本公司及聯交所之權益。

5. **主要股東權益**

於最後實際可行日期，本公司根據《證券及期貨條例》第336條而備存的登記冊，載錄下列各方擁有本公司的權益（按照《證券及期貨條例》所定義者）如下：

| 公司名稱 | 持有股份數目（佔已發行股份總數的百分比） |
|---|---|
| 匯金 | 6,953,617,435 (65.77%) |
| 中國銀行 | 6,953,617,435 (65.77%) |
| 中銀香港（集團） | 6,949,330,256 (65.73%) |
| 中銀(BVI) | 6,949,330,256 (65.73%) |

*附註：*

1. 自中國銀行於2004年8月改制後，匯金便代表國家持有中國銀行控制性股本。因此，根據《證券及期貨條例》，匯金被視為擁有與中國銀行相同的權益。

2. 中國銀行持有中銀香港（集團）的全部已發行股本，而中銀香港（集團）則持有中銀(BVI)的全部已發行股本。因此，根據《證券及期貨條例》，中國銀行及中銀香港（集團）均被視為擁有與中銀(BVI)相同的本公司權益。中銀(BVI)實益持有本公司6,949,330,256股股份的權益。

3. 中國銀行持有中銀保險的全部已發行股本。因此，根據《證券及期貨條例》，中國銀行被視為擁有與中銀保險相同的本公司權益。中銀保險持有本公司4,000,000股股份。

1. **責任聲明**

本通函乃遵照《上市規則》的規定，提供本公司資料。董事對本通函所載資料的準確性，共同及個別地承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及確信，本通函並無遺漏任何其他事實，致令其所載任何陳述產生誤導。

2. **董事在與集團構成競爭的業務所佔之權益**

肖鋼先生及李早航先生是中國銀行的董事會成員；周載群先生及張燕玲女士是中國銀行高級管理層的成員。

中國銀行是一家中國內地的商業銀行及股份制有限責任公司，透過其分佈全球的聯繫公司提供全面的商業銀行及其他金融服務。本集團若干業務與中國銀行及其聯繫公司的業務重疊及／或互相補足。就本集團與中國銀行及其聯繫公司的競爭而言，董事相信憑藉良好的公司治理，加上獨立非執行董事的參與，本集團的利益將獲得足夠的保障。

另外，董事會的職責約章亦已明文規定，除非有關法律或監管規則允許，否則若有主要股東或董事在董事會將予考慮的議題中存在利益衝突，有關議題將不會以書面決議的方式處理，而應就該議題舉行董事會會議；在交易中沒有重大利益的獨立非執行董事應出席該次董事會會議。

除上述披露外，並無任何董事在與本集團直接或間接構成或可能構成競爭的業務中持有任何權益。

3. **董事認購股份之權益**

於2002年7月5日，本公司直接控股公司中銀(BVI)根據上市前認股權計劃向下列董事授予認股權，彼等可據此向中銀(BVI)購入本公司現有已發行股份，行使價為每股8.50港元。該等認股權自2002年7月25日起的4年內歸屬，有效行使期為10年。該等認股權所涉及的25%股份數目將於每年年底歸屬。以下列出截至最後實際可行日期根據上市前認股權計劃向董事授予的尚未行使認股權的詳情：

| | | | | 認股權數目 | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 授出日期 | 行使價<br>*(港元)* | 行使期限 | 於2002年<br>7月5日授出<br>之認股權 | 於2007年<br>1月1日<br>之結餘 | 於最後實際<br>可行日期已<br>行使之認股權 | 於最後實際<br>可行日期已<br>放棄之認股權 | 於最後實際<br>可行日期已<br>作廢之認股權 | 於最後實際<br>可行日期<br>之結餘 |
| 孫昌基 | 2002年7月5日 | 8.50 | 2003年7月25日至<br>2012年7月4日 | 1,590,600 | 1,590,600 | – | – | – | 1,590,600 |
| 和廣北 | 2002年7月5日 | 8.50 | 2003年7月25日至<br>2012年7月4日 | 1,446,000 | 1,084,500 | 361,500 | – | – | 723,000 |
| 李早航 | 2002年7月5日 | 8.50 | 2003年7月25日至<br>2012年7月4日 | 1,446,000 | 1,446,000 | – | – | – | 1,446,000 |
| 周載群 | 2002年7月5日 | 8.50 | 2003年7月25日至<br>2012年7月4日 | 1,446,000 | 1,446,000 | 361,500 | – | – | 1,084,500 |
| 張燕玲 | 2002年7月5日 | 8.50 | 2003年7月25日至<br>2012年7月4日 | 1,446,000 | 1,446,000 | – | – | – | 1,446,000 |
| | | | | 7,374,600 | 7,013,100 | 723,000 | – | – | 6,290,100 |

除上文披露外，於最後實際可行日期，本公司、其控股公司、附屬公司或各同系附屬公司概無訂立任何安排，使董事可藉買本公司或任何其他法人團體之股份或債券而獲益。

行網絡的服務等）。鑒於其與中國銀行的緊密關係，預期與中國銀行進行的業務合作活動將於來年加強。因此，建議各項投資關連交易及同業市場關連交易的標準上限，目的在於讓　貴集團擁有與中國銀行及其聯繫人士進行更多業務交易的靈活性。基於　貴集團與中國銀行及其聯繫人士之間的業務合作活動緊密，吾等認為　貴集團於釐定新年度上限時採用上述基準乃合理，並認為新年度上限公平合理。

經考慮：(i)投資關連交易及同業市場關連交易的市場主導及不可預測性質，尤其　貴集團過往曾修定證券交易及銀行同業資本市場交易的上限，以配合交易金額的非預期增加；及(ii)貴集團的業務擴展計劃，尤其　貴集團透過進一步與中國銀行及其聯繫人士緊密合作維持其於香港人民幣銀行服務的領導地位的戰略，吾等認為新年度上限（包括各項持續關連交易各自的釐定基準）乃公平合理，並符合　貴公司及其股東的整體利益。

**結論及分析**

作為香港主要商業銀行集團之一，　貴集團的目標為向零售客戶和企業客戶提供全面的金融產品及服務。投資關連交易及同業市場關連交易為　貴集團與中國銀行及其聯繫人士之間的交易，被認為是　貴集團全面銀行服務的一部分。該等交易乃一直於其日常業務過程中按一般商業條款及不遜於與獨立第三方訂立的條款進行。此外，　貴集團已制定有效的內部監控程序，包括就所有主要活動制定詳細政策及監控程序。

投資關連交易及同業市場關連交易屬高度市場主導及不可預測性質。　貴集團過往亦曾修定證券交易及銀行同業資本市場交易，此顯示該等交易的價值及數量難以透過使用過往交易金額作為釐定其年度上限的參考作出估計。此外，　貴集團將進一步透過擴展其與中國銀行及其聯繫人士在資產管理、證券經紀及保險業務方面的合作加強其人民幣銀行服務。基於上文所述，吾等認為　貴公司為該等交易設定未來三年的標準上限，以免　貴集團在與中國銀行及其聯繫人士進行業務時受到限制乃合理之舉。

**推薦意見**

基於上述主要因素及理由，吾等認為：(i)持續關連交易乃公平合理，並於　貴公司的一般業務過程中按一般商業條款訂立，而訂立該等交易符合　貴公司及股東的整體利益；(ii)新年度上限乃公平合理，並符合　貴公司及股東的整體利益。因此，吾等建議獨立董事委員會建議獨立股東投票贊成將於股東特別大會上提呈有關持續關連交易及新年度上限的決議案。

**此致**

*獨立董事委員會*
*及列位獨立股東*　台照

代表
**德國商業銀行香港分行**

*企業融資部主管－亞太區*
**陳嘉忠**

*企業融資部－亞太區*
**余志超**

謹啟

2008年2月1日

於評估上述年度上限是否合理時，吾等曾與　貴公司的管理層討論釐定該等年度上限的基準，並注意到該等上限乃經考慮以下因素後釐定：

*(i)* ***交易性質***

投資關連交易及同業市場關連交易項下的交易主要屬市場主導性質，　貴公司對該等交易的數量及金額的控制權有限甚至無法控制。因此，各項投資關連交易及同業市場關連交易的數量及總值不時及每年均會有所變動，視乎多項非　貴集團所能控制或市場預期的因素而定。該等因素包括(但不限於)：(i)金融市場及經濟狀況波動；(ii)貴集團所提供的銀行產品及服務種類；(iii)政府或監管機構實施的新政策或措施。

就證券交易及基金分銷交易而言，一般是由客戶主導，或主要取決於客戶在其財富管理組合的決定，如股票、信託基金、外匯買賣等，這並非　貴集團所能控制。吾等注意到證券交易的價值主是視乎香港股票市場的整體成交活動而定。根據吾等對聯交所網站所載香港股票市場的統計數字的研究，吾等注意到香港股票市場的總成交值由2005年1月4日的約214億港元增至2007年8月28日的約1,229億港元，增幅約為5.7倍，並非　貴公司預期之內。因此，　貴公司已於2007年8月修定證券交易的上限。就保險代理交易而言，該類交易主要與　貴集團無法控制其數量及金額的保險市場有關。就外匯交易而言，主要取決於相對貨幣的強弱及整體宏觀經濟狀況，這非　貴公司可以控制。因此，吾等自　貴公司的過往交易記錄注意到該等交易於2006年及截至2007年10月31日止十個月大幅波動，該等大幅波動可能乃由於貨幣市場的上述不可預測性質所致。

財務資產交易及銀行同業資本市場交易包括港元票據及外匯基金票據交易，而　貴集團乃該兩類交易的香港市場莊家之一。因此，　貴集團有責任在其他銀行(包括中國銀行及其聯繫人士)要求下報出價格，而是否進行交易則由對手方決定。就該類交易而言，一買一賣算是兩宗交易，涉及的金額需計兩次，例如，一宗外匯交易如需每月轉倉，即一年的交易金額需要計算二十四次。該等計算方法將增加估計未來交易金額的不明朗因素。此外，就銀行同業資本市場交易而言，單一銀行同業資本市場交易的面值可高達數以百萬計港元，因此，外匯基金票據及債券票期的任何變動或交易數目的輕微變動，均會影響於任何年度錄得的交易金額。為方便説明，倘對手方購買票期一個月的外匯基金票據，並連續三個月每月轉倉，則　貴集團錄得的交易金額將為購買票期三個月的外匯票據的金額的三倍，而交易數目將由一宗增加至三宗。鑒於該不可預測性質，銀行同業資本市場交易截至2007年12月31日止兩個年度的年度上限已於2006年4月修定。由於該等交易的不可預測及投機性質，過往的交易金額並不能確切反映未來的交易金額。

基於上述交易的市場主導及不可預測性質，吾等認為　貴集團於釐定建議上限時採用上述基準乃合理，並認為新年度上限公平合理。

*(ii)* ***貴集團的業務擴展***

為顧及交易的市場主導及不可預測性質，新年度上限已考慮　貴集團的業務擴展，尤其與中國銀行的合作活動。誠如　貴公司截至2006年12月31日止年度的年報所述，中國的增長潛力是　貴集團制定其戰略計劃，尤其是香港的人民幣銀行服務的一項主要考慮因素。為維持其於人民幣銀行服務的領導地位，　貴集團已於2006年加強其與中國銀行的合作活動(例如收購中銀人壽的51%股本權益，提供新銀行服務，讓財富管理客戶享用中國銀行整個亞太區的分

投資關連交易分別由若干香港監管機構如香港金管局、證券及期貨事務監察委員會及保險業監理處等所規管。按照上表所示，吾等注意到投資關連交易的過往交易金額於2006年大幅增加，而有關增長率介乎約18.8%至91.0%不等。截至2007年10月31日止十個月，投資關連交易的所有交易金額均超逾彼等各自截至2006年12月31日止年度的交易金額。就證券交易而言，截至2007年10月31日止十個月的過往交易金額較截至2006年12月31日止年度的過往交易金額增加約1.1倍，而交易金額大幅增加主要是由於2007年股票市場興旺。就基金分銷交易而言，截至2007年10月31日止十個月的過往交易金額較截至2006年12月31日止年度的過往交易金額大幅增加約2.5倍。就保險代理交易而言，截至2007年10月31日止十個月的過往交易金額較截至2006年12月31日止年度的過往金額增加約5.66%。此外，吾等注意到由於客戶訂單的非預期增加，證券交易截至2007年12月31日止年度的年度上限於2007年8月由2.6億港元修定為11億港元。

同業市場關連交易包括銀行或金融機構之間的交易。該類交易受各地區的金融監管機構嚴格規管。按照上表所示，吾等注意到財務資產交易及銀行同業資本市場交易2006年的過往交易金額分別較彼等各自的2005年過往交易金額大幅增加約337%及約41%。就外匯交易而言，2006年的過往交易金額較2005年的交易金額減少約36.8%，主要乃由於中國銀行及其聯繫人士的訂單減少所致。此外，吾等注意到，由於　貴集團與中國銀行及其聯繫人士買賣的外匯基金票據及債券的數量及金額非預期增加，銀行同業資本市場交易截至2007年12月31日止兩個年度的年度上限已於2006年4月修定。各項同業市場關連交易截至2007年10月31日止十個月的過往金額並無超逾彼等各自截至2007年12月31日止年度的年度上限。

以下為各類持續關連交易的新年度上限的概要：

| **投資關連交易** | 2008年<br>*(百萬港元)* | 2009年<br>*(百萬港元)* | 2010年<br>*(百萬港元)* |
|---|---|---|---|
| 證券交易 | 2,700 | 4,000 | 6,000 |
| 基金分銷交易 | 2,700 | 4,000 | 6,000 |
| 保險代理 | 2,700 | 4,000 | 6,000 |

| **同業市場關連交易** | 2008年<br>*(百萬港元)* | 2009年<br>*(百萬港元)* | 2010年<br>*(百萬港元)* |
|---|---|---|---|
| 外匯交易 | 2,700 | 4,000 | 6,000 |
| 財務資產交易 | 50,000 | 75,000 | 110,000 |
| 銀行同業資本市場交易 | 50,000 | 75,000 | 110,000 |

就各項投資關連交易及外匯交易而言，吾等注意到現擬為截至2008年12月31日止年度設定統一的上限為27億港元，並擬為截至2010年12月31日止兩個年度各年設定統一的上限分別為40億港元及60億港元。截至2008年12月31日止年度的統一上限乃基於　貴集團截至2006年12月31日止年度的收益約471.65億港元的5%，並以約14.5%的增長率作考慮；而截至2010年12月31日止兩個年度各年的統一年度上限乃採用截至2008年及2009年12月31日止年度各自的年度上限的年度增長率50%而釐定。

就各項財務資產交易及銀行同業資本市場交易而言，吾等注意到現擬為截至2008年12月31日止年度設定統一的上限為500億港元，並擬為截至2010年12月31日止兩個年度各年設定統一的上限分別為750億港元及1,100億港元。截至2008年12月31日止年度的統一上限乃基於　貴集團於2006年12月31日的總資產約9,242.27億港元的5%，並以約6.5%的增長率作考慮；而截至2010年12月31日止兩個年度各年的統一年度上限乃採用截至2008年及2009年12月31日止年度各自的年度上限的年度增長率50%而釐定。

吾等曾審閱 貴集團的產品控制組發出的「偏離市場價交易工作指引」的樣本；產品控制組乃 貴集團財務部屬下的獨立單位，負責進行獨立價格查核，包括查核場外價格交易。此外，吾等亦從 貴集團取得與中國銀行及其聯繫人士進行的銀行同業資本市場交易的若干抽樣交易，以及 貴集團與其他獨立第三方進行的抽樣交易，有關交易乃根據同類相關證券隨機選出。根據吾等的審閱結果，吾等並無發現中國銀行所提供的條款與獨立第三方所提供的條款有任何重大差異。吾等亦已調查銀行同業資本市場交易的成交價，並發現有關價格大致上介乎彭博所報的歷史市場價格範圍內。因此，吾等認同 貴集團的陳述，認為參照現行市場價格，與中銀國際證券進行的交易乃整體上按不遜於與獨立第三方進行的交易的條款訂立。

鑒於：(i)與中國銀行及其聯繫人士進行的銀行同業資本市場交易的條款整體上按不遜於與獨立第三方交易的條款並參照現行市場價格而進行；(ii)財務部屬下的獨立單位負責進行獨立價格查核，包括查核場外價格交易；及(iii)貴集團須在對手方的要求下就外匯基金票據及債券報出價格，而是否進行交易則由對手方而非 貴集團決定，故吾等認為，銀行同業資本市場交易乃按一般商業條款訂立，對獨立股東而言屬公平合理。

3. 新年度上限

以下為持續關連交易截至2006年12月31日止兩個年度及截至2007年10月31日止十個月的實際金額以及截至2007年12月31日止三個年度的年度上限的概要：

| 投資關連交易 | 截至12月31日止年度 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2005年 | | | 2006年 | | | 2007年 | | |
| | 實際 | 上限 | 使用率 | 實際 | 上限 | 使用率 | 實際* | 上限 | 使用率 |
| | *(百萬港元)* | | (%) | *(百萬港元)* | | (%) | *(百萬港元)* | | (%) |
| | (經審核) | | | (經審核) | | | (未經審核) | | |
| 證券交易 | 102.43 | 180 | 56.91 | 195.63 | 220 | 88.92 | 412.93 | 260 *(附註1)* | 158.82 |
| 基金分銷交易 | 45.10 | 140 | 32.21 | 53.59 | 190 | 28.21 | 186.48 | 250 | 74.59 |
| 保險代理 | 221.42 | 310 | 71.43 | 295.06 | 410 | 71.97 | 311.76 | 530 | 58.82 |

| 同業市場關連交易 | 截至12月31日止年度 | | | | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2005年 | | | 2006年 | | | 2007年 | | |
| | 實際 | 上限 | 使用率 | 實際 | 上限 | 使用率 | 實際* | 上限 | 使用率 |
| | *(百萬港元)* | | (%) | *(百萬港元)* | | (%) | *(百萬港元)* | | (%) |
| | (經審核) | | | (經審核) | | | (未經審核) | | |
| 外匯交易 | 88.53 | 550 | 16.10 | 55.97 | 550 | 10.18 | 13.01 | 550 | 2.37 |
| 財務資產交易 | 269.71 | 18,500 | 1.46 | 1,179.54 | 18,500 | 6.38 | 1,007.09 | 18,500 | 5.44 |
| 銀行同業資本市場交易 | 3,223.00 | 3,500 | 92.09 | 4,538.83 | 3,500 *(附註2)* | 129.68 | 1,825.36 | 3,500 *(附註2)* | 52.15 |

*附註1：* 即於2005年1月釐定的年度上限。截至2007年12月31日止年度的金額已於2007年8月修定為11億港元

*附註2：* 即於2005年1月釐定的年度上限。截至2006年及2007年12月31日止兩個年度各年的金額已於2006年4月修定為140億港元及180億港元

* *截至2007年10月31日止十個月的實際金額*

吾等曾審閱自　貴集團交易系統取得的　貴集團與中國銀行訂立的若干外匯交易，以及貴集團與獨立第三方各自訂立的可資比較交易的條款。有關可資比較交易乃根據相關貨幣及交易日期選取。吾等將中國銀行提供的匯率與向其他獨立第三方提供的匯率進行比較，並無發現任何重大差異。除上述比較外，吾等亦參考彭博報出的市場價格對　貴集團與中國銀行訂立的較大面額外匯交易的匯率進行獨立查核，並無發現任何重大差異。因此，吾等認為　貴集團與中國銀行進行的外匯交易乃按一般商業條款及不遜於與獨立第三方訂立的條款進行。

鑒於：(i)外匯交易的條款整體上不遜於與獨立第三方進行的交易的條款；(ii)貴集團能夠進行廣泛類別的外匯交易切合不同客戶的需要，以配合　貴集團作為綜合金融服務提供者的定位；及(iii)吾等認為具備有效的監察系統以監察外匯交易的執行，故吾等認為外匯交易乃按一般商業條款訂立，對獨立股東而言屬公平合理。

*(ii)*　*財務資產交易*

貴集團與中國銀行及其分行進行多項交易，其中，中國銀行及其分行自　貴集團買入或向　貴集團出售二手貸款權益。

按　貴集團所告知，　貴集團進行財務資產買賣以作資產風險管理及維持足夠的資產流動性，而有關代價乃參考可資比較交易的市場報價而定。該等財務資產包括(但不限於)　貴集團向其企業客戶授出的銀團貸款。　貴集團的風險管理部門會定期評估該等風險資產的風險，以決定整體上　貴公司資產類別(包括該等財務資產)的風險及流通性是否處於　貴集團的內部政策預先設定的可接納水平，以符合《銀行業條例》項下的監管規定及香港金融管理局(「香港金管局」)不時頒佈的其他指示。另一方面，　貴集團可向其他金融機構購入財務資產，如風險管理部認為有關購買可透過類似程序減低有關資產類別的風險。　貴集團已確認有關財務資產交易的所有買賣的條款乃按公平原則磋商釐定，而有關現行市場價格的資料必須提交法律及合規部以尋求進行有關交易的批准。

在評估及檢討財務資產交易的買賣時，吾等已取得買賣財務資產交易的若干協議，包括(但不限於)　貴公司所訂立的銀團貸款協議。根據吾等審閱協議的結果，吾等發現　貴集團與中國銀行進行的財務資產交易買賣的條款整體上不遜於與獨立金融機構進行的交易的條款。

鑒於：(i)與中國銀行的財務資產交易買賣按不遜於與其他獨立金融機構進行交易的條款進行；(ii)吾等認為進行交易時職權有清晰劃分；及(iii)財務資產交易買賣乃為　貴集團的風險管理進行，吾等認為財務資產交易買賣乃按一般商業條款訂立，對獨立股東而言屬公平合理。

*(iii)*　*銀行同業資本市場交易*

貴集團參考現行市場價格在第二市場自中國銀行及其聯繫人士買入及向彼等出售債券，該等交易大致可分為三類：(i)出售香港金管局發行的外匯基金票據及債券；(ii)證券交易；及(iii)客戶債券買賣。

就出售外匯基金票據及債券而言，　貴集團作為香港金管局所委任的香港市場莊家之一，預期會積極參與第一市場並於零售市場推銷該等票據，以及維持上述金融工具於第二市場的流通性。因此，　貴集團須在其他金融機構(包括中國銀行)的要求下報出價格，如所報出的價格獲對手方接納，　貴集團須按所報價格進行交易。

*(iii)* *保險代理*

中銀香港向中銀保險及中銀人壽(「中銀保險集團」)提供保險代理服務，並就已發出或續期保單收取佣金。中銀保險集團提供廣泛的一般保險服務，如意外及醫療、汽車、付運貨物、財物損毀及一般責任保險。根據保險業監理處，中銀保險於2005年的市場佔有率為5.6%，以總保險費計於126間一般保險商中排名第二，而中銀人壽於2005年的市場佔有率為3.2%，以總保險費計於65間授權長期保險商中排名第七。

按 貴集團所告知，與條款較標準化的基金產品不同，基於保險業務的性質，每份保單須按照多項精算假設個別承保，有關假設包括(但不限於)保單參與者人數、個別及整體(集團保險)參與者的風險情況及參與者希望獲得的保障金額。該等因素均影響將向保單持有人收取的保費，從而影響代理商將收取的佣金比例，並繼而受市場有否提供相關保障所影響。此外，所收取的佣金很大程度上受保險業監理處所規管。

貴公司確認，保險代理交易的條款乃按公平原則磋商後釐定，而各項交易已經及將會繼續按照現有政策及內部指引訂立。吾等已審閱若干保險代理交易，並發現只要保險保障類別相同，整體上與中銀保險集團訂立的保險代理交易的條款並不遜於與獨立保險公司訂立的條款。

鑒於：(i)所收取的佣金很大程度上受到規管；(ii)保險代理交易的條款整體上不遜於與獨立保險公司訂立的條款；及(iii)中銀保險及中銀人壽均為香港主要保險公司，能提供廣泛保險產品及服務切合不同客戶的需要，以配合 貴集團作為綜合金融服務提供者的定位，吾等認為保險代理交易乃按一般交易條款訂立，對獨立股東而言屬公平合理。

### *2.2 同業市場關連交易*

*(i)* *外匯交易*

在其日常業務過程中， 貴集團與中國銀行及其聯繫人士進行外匯交易。該等交易按現行市場價格進行。外匯交易包括即期、遠期及單邊交易，以及已行使的貨幣期權。 貴集團亦按一般商業條款與中國銀行進行銀行同業外幣兌換交易。

貴集團所賺取的外匯收益，乃與零售客戶進行的外匯交易與在同業市場進行的批發式交易所產生的差價。與中國銀行進行的交易佔該等銀行同業交易的一部分，並可與所有其他交易互換。因此，中國銀行交易應佔的收益乃按中國銀行交易佔銀行同業市場總交易的百分比，再根據其佔外匯交易的總收益的百分比計算。

吾等曾與 貴公司進行討論，並明白除銀行同業外幣兌換交易外，所有其他外匯交易乃透過中央系統處理，而其執行必須於很短時間內完成。上述系統的設計及運作必須符合 貴集團的風險管理及資訊科技保安政策，並由內部及外部核數師定期檢討。有關系統基本上不容許進行超出現行市場價格的交易。此外，所有外匯交易均由產品監控部(乃獨立部門)監察，以確保有關交易乃按現行市場價格進行。

吾等已審閱　貴集團與中銀國際證券訂立的執行服務協議以及　貴集團與其他各自的獨立第三方訂立的執行服務協議。吾等亦從　貴集團取得　貴集團與中銀國際證券及　貴集團與其他各自的獨立第三方進行的證券交易的隨機抽樣交易。根據吾等的審閱結果，吾等並無發現中銀國際證券所提供的條款與獨立第三方所提供的條款有任何重大差異，因此吾等認同　貴公司的陳述，認為與中銀國際證券進行的證券交易整體上按不遜於與獨立第三方進行交易的條款訂立。

鑒於：(i)與中銀國際證券進行的證券交易整體上按不遜於與獨立第三方進行交易的條款並參照現行市場價格而訂立；(ii)貴集團所提供的證券相關服務乃按其客戶的要求提供，而指令乃透過證券管理系統順序發送往不同證券經紀公司；及(iii)中銀國際證券按交易量計被譽為香港其中一間主要的證券經紀公司，符合　貴集團挑選其證券經紀公司的標準，吾等認為證券交易乃按一般商業條款訂立，對獨立股東而言屬公平合理。

*(ii)　基金分銷交易*

貴集團作為香港主要金融服務提供者之一，在其日常業務過程中向基金公司(包括中銀保誠資產經理及中銀保誠信託)提供基金分銷服務。　貴集團擔任基金公司及基金認購者的中介人，推廣及銷售不同基金產品，包括保證基金及開放式基金產品以及強積金產品。就保證基金而言，　貴集團按基金公司(包括中銀保誠資產經理)所收取的管理費用的若干百分比的基準收取佣金回佣。就開放式基金產品而言，　貴集團收取基金公司(包括中銀保誠資產經理)就　貴集團所出售的基金單位數量所得的服務費用的其中一部分作為佣金。　貴集團根據其轉介參加中銀保誠信託的強積金計劃的新成員數目收取佣金。所有由投資經理(包括中銀保誠)支付的費用及佣金均參照現行的市場價格以及相關交易量按已議定的收費率計算。

吾等與　貴集團討論並明白，　貴集團乃根據　貴集團的產品監控部刊發的書面運作手冊(「運作手冊」)所載的原則評估基金產品。吾等已獲　貴公司提供運作手冊，並發現有關評估基本上乃根據投資經理的質素如聲譽、規模、往績記錄及財務能力而進行。吾等亦與　貴集團確認，　貴集團向中銀保誠收取的佣金乃與向獨立投資經理所收取的佣金的條款相同並屬公平，而與中銀保誠訂立基金分銷交易須取得法律及合規部批准。

於評估及檢討基金分銷交易時，吾等已從　貴公司取得　貴集團與中銀保誠以及與其他獨立投資經理訂立的基金分銷交易的若干交易記錄，包括(但不限於)　貴公司發出的訂單及投資經理發出的相對確認。根據吾等的審閱結果，吾等發現　貴集團向中銀保誠收取的佣金範圍與　貴集團向其他獨立投資經理收取的佣金範圍一致。

鑒於(i)貴集團向中銀保誠收取的佣金乃與向獨立投資經理所收取的佣金的條款相同並屬公平；及(ii)吾等認為中銀保誠符合運作手冊所訂明　貴集團挑選投資經理的準則，吾等認為基金分銷交易乃按一般商業條款訂立，且對獨立股東而言屬公平合理。

吾等認為，吾等已審閱足夠資料，以使吾等能達致知情觀點及為吾等的意見提供合理基礎。吾等並無理由懷疑有任何重大事實被遺漏或隱瞞，亦無發現任何事實或情況會導致　貴公司向吾等提供的資料及作出的陳述變成失實、不準確或誤導。然而，吾等並無對　貴公司提供的資料進行任何獨立查證，亦無對　貴集團的業務及營運狀況進行任何獨立深入調查。

**主要考慮因素及理由**

下文載列有關詳情及達致吾等的意見的主要考慮因素及理由：

1. **訂約方的背景**

*1.1 貴集團*

貴集團於香港主要從事商業銀行業務，向零售客戶和企業客戶提供全面的金融產品及服務。目前，　貴集團從事三大主要業務：(i)零售銀行；(ii)企業銀行；及(iii)財務營運。

於2006年3月，　貴集團公佈其2006-2011年戰略計劃(「戰略計劃」)，作為其未來發展的指引。戰略計劃包括四個重點：(i)鞏固　貴集團在香港銀行業的領導地位；(ii)發展產品供應和分銷方面的新業務能力；(iii)在中國打造更強的市場地位；及(iv)尋求地區性的擴展機會。　貴公司的2006年年報亦列明，中國市場的增長潛力乃制定　貴集團戰略的主要考慮因素，而為加強業務能力，　貴集團將繼續於國內及外地尋找新商機，並專注於資產管理、證券經紀及保險業務。

*1.2 中國銀行*

中國銀行於1912年成立，乃中國最大國有商業銀行之一，於聯交所主板上市。中國銀行的核心業務是商業銀行業務，當中主要包括公司金融業務、個人金融業務及金融市場業務。中國銀行也通過其子公司經營保險和投資銀行業務。

2. **持續關連交易**

*2.1 投資關連交易*

*(i) 證券交易*

中銀國際證券在其日常和一般業務過程中按一般商業條款為　貴集團及其客戶提供證券經紀服務。作為中銀國際證券為　貴集團及其客戶提供證券經紀服務的報酬，　貴集團向中銀國際證券支付按佣金毛額的固定比例計算的佣金(已扣除回佣)。相應地，自2001年12月起，　貴集團亦按中銀國際證券所收取的佣金毛額的固定比例向中銀國際證券收取回佣，而不計及　貴集團轉介予中銀國際證券的業務數量。此外，　貴集團亦以中銀國際證券及其聯繫人士的代理人身份分銷多項由彼等發行的產品，例如股票掛鈎票據、結構式票據、債券及其他金融產品，並參照現行的市場價格收取佣金。

貴集團按客戶的要求提供證券相關服務，其執行必須依賴證券經紀系統。吾等明白，現有的證券經紀服務提供者乃選自　貴集團於2001年合併前的姊妹公司所用的證券經紀公司名單。目前，　貴集團乃透過四間證券經紀公司進行其證券相關交易，而該四間經紀公司乃按其規模、服務能力、系統穩定性及可靠性(乃根據彼等與　貴集團的多年合作關係而決定)選出。　貴公司確認，所有證券經紀公司(包括中銀國際證券及其他獨立經紀公司)享有　貴集團相同的佣金分配。此外，所有證券交易乃透過　貴集團的證券管理系統(「證券管理系統」)進行，而指令乃順序發送往不同證券經紀公司。證券管理系統乃由　貴集團的資訊科技部管理，而　貴集團證券經紀部的產品經理會定期審閱代理商的整體交易額，以確保按照有關設定作出分配。

*以下為德國商業銀行就持續關連交易及新年度上限而編製的函件全文，以供載入本通函：*

COMMERZBANK

德國商業銀行
香港分行
香港
中環遮打道3A號
香港會所大廈21樓

敬啟者：

**持續關連交易**

**緒言**

吾等謹此提述吾等獲委聘為獨立財務顧問，以就持續關連交易向獨立董事委員會及獨立股東提供意見。持續關連交易的定義載於日期為2008年2月1日的通函（「通函」）（本函件為其一部分）內。除文義另有所指外，通函所界定詞彙與本函件所採用者具相同涵義。

貴集團於其日常業務過程中與中國銀行及其聯繫人士進行持續關連交易。 貴公司已為各類持續關連交易定下截至2007年12月31日止三個財政年度各年或截至2008年12月31日止財政年度（視情況而定）的年度上限。

於最後實際可行日期，中國銀行間接控制 貴公司已發行股份60%以上，故為 貴公司的控權股東。因此，中國銀行及其聯繫人士為 貴公司的關連人士，而持續關連交易根據《上市規則》構成 貴公司的持續關連交易。

持續關連交易於2007年12月31日，即2007財政年度結束後仍然持續。因此， 貴公司已就持續關連交易定下新年度上限。鑒於持續關連交易的新年度上限超逾《上市規則》所訂適用百分比率的2.5%，持續關連交易均屬《上市規則》第14A.35條所指不獲豁免的持續關連交易，並須遵守《上市規則》第14A.45條至第14A.48條項下的申報、公告及獨立股東批准規定以及第14A.37及14A.38條項下的年度審閱規定。

貴公司已成立由全體獨立非執行董事（即馮國經博士、高銘勝先生、單偉建先生、董建成先生、童偉鶴先生及楊曹文梅女士）組成的獨立董事委員會，以就持續關連交易向獨立股東提供意見。吾等已獲 貴公司委聘就：(i)持續關連交易是否於 貴集團的日常業務過程中按一般商業條款訂立，以及是否公平合理及符合 貴公司及股東的整體利益，及(ii)有關持續關連交易的新年度上限是否公平合理，向獨立董事委員會及獨立股東提供意見。

於達致吾等的推薦意見時，吾等曾依賴 貴公司提供予吾等的資料及事實。吾等假設通函所載或提述的所有資料、意見及陳述於作出之時在各重大方面均為真實及準確，並於通函寄發日期仍然真實準確，吾等亦對此作出依賴。吾等亦依賴 貴公司的陳述乃經作出一切適當查詢及審慎考慮後始行作出，就彼等所深知及確信，通函概無遺漏其他事實，致使通函所載的任何內容（包括本函件）產生誤導。

# 中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)
(股份代號：2388)

敬啟者：

**持續關連交易**

吾等茲提述本公司於2008年2月1日刊發的通函(「通函」)，本函件構成通函一部份。除非文義另有所指，通函所界定詞彙與本函件所用者具相同涵義。

吾等已獲委任為獨立董事委員會，以就持續關連交易及新年度上限是否符合本公司及其股東的整體利益及對獨立股東是否公平合理，向　閣下提供意見。德國商業銀行已就持續關連交易及新年度上限獲委任為獨立財務顧問，以便向獨立董事委員會及獨立股東提供意見。

敬請　閣下留意通函第5頁至第12頁所載的「董事會函件」及通函第14頁至第22頁所載的德國商業銀行致獨立董事委員會及獨立股東函件，德國商業銀行函件載有德國商業銀行就持續關連交易及新年度上限而提供的意見。

經考慮德國商業銀行的意見及就此提出的推薦意見後，吾等認為，持續關連交易及新年度上限符合本公司及其股東的整體利益及對獨立股東而言屬公平合理。因此，吾等建議　閣下投票贊成將於股東特別大會上提呈批准持續關連交易及新年度上限的普通決議案。

此致

*列位獨立股東*　台照

*獨立董事委員會*
馮國經
高銘勝
單偉建
董建成
童偉鶴
楊曹文梅
謹啟

2008年2月1日

**推薦意見**

董事（包括獨立非執行董事）認為持續關連交易及新年度上限是公平及合理，並按一般商業條款進行，且符合本公司及股東的整體利益。因此，董事（包括獨立非執行董事）建議獨立股東投票贊成將於股東特別大會上提呈的普通決議案以批准持續關連交易及新年度上限。

**其他資料**

獨立董事委員會已獲委任，以就持續關連交易及新年度上限向獨立股東提供意見。德國商業銀行已獲委任，以就持續關連交易及新年度上限向獨立董事委員會及獨立股東提供意見。因此， 閣下務須留意本通函第13頁所載的獨立董事委員會意見函及本通函第14頁至第22頁所載的德國商業銀行函件。獨立董事委員會意見函載有獨立董事委員會向獨立股東提供的意見，而德國商業銀行函件則載有德國商業銀行向獨立董事委員會及獨立股東提供的意見。

本通函附錄載有進一步資料，敬希垂注。

此致

*列位股東* 台照

*主席*
**肖鋼**
謹啟

2008年2月1日

**本集團及中國銀行的資料**

本公司於2001年9月12日在香港註冊成立，持有本公司主要營運附屬機構中銀香港的全部股權。中國銀行透過其若干直接及間接全資附屬公司持有本公司股份的大部份權益。

中銀香港是香港主要商業銀行集團之一。通過設在香港的280多間分行、約450部自動櫃員機和其他服務及銷售渠道，中銀香港及其附屬公司向零售客戶和企業客戶提供全面的金融產品及服務。中銀香港是香港三間發鈔銀行之一。此外，中銀香港及其附屬公司在中國內地設有16家分行及分支行，為其在香港及中國內地的客戶提供跨境銀行服務。中銀香港更獲中國人民銀行委任為香港人民幣業務的清算銀行。

本公司股份於2002年7月25日開始在聯交所主板上市。股份代號為「2388」，美國預託證券場外交易代碼為「BHKLY」。

中國銀行按總資產計是中國四大商業銀行之一，在中國商業銀行之中擁有最廣泛的國際分支機構網絡。中國銀行的核心業務是商業銀行業務，當中主要包括企業銀行業務、個人銀行業務及資金業務。中國銀行也透過其附屬公司經營投資銀行和保險業務。中國銀行的商業銀行、投資銀行及保險業務組合已建立一個全方位銀行業務平台，讓中國銀行能為客戶提供綜合服務。

中國銀行擁有中國內地最大分銷網絡之一，在全國設有超過10,000間分行及分支機構、580 間自助服務中心和11,600 部自動櫃員機。中國銀行亦擁有龐大的國際網絡，包括超過600 家海外分行、附屬公司及代表處，遍及全球28 個國家及地區，更與超過1,400 家外國銀行有業務往來。除此之外，中國銀行亦提供電話銀行及網上銀行等電子銀行服務。

中國銀行的H股及A股分別於2006年6月1日及2006年7月5日在聯交所主板及上海證券交易所開始買賣。

**以股數投票表決**

根據《上市規則》規定，為批准關於持續關連交易的決議案而進行的投票須以股數投票方式表決。

根據組織章程細則，每項於股東大會上提呈進行投票的決議案將以舉手方式表決，除非(在宣佈舉手表決結果之前或之時或撤回以股數投票表決的任何其他要求之前)以下人士要求以股數投票表決：

(i) 大會主席；

(ii) 至少三名親身出席大會並有權在大會上投票的股東(或倘股東為公司，則為其正式授權代表)或其受委代表；

(iii) 一名或多名親身出席的股東(或倘股東為公司，則為其正式授權代表)或其受委代表，並佔不少於所有有權出席及於大會投票的股東投票權十分一；或

(iv) 持有賦予權利出席及於大會上投票的股份(該等股份已繳足股款，合計相等於或不少於賦予該權利的所有股份已繳足股款總額十分一)的一名或多名親身出席的股東(或倘股東為公司，則為其正式授權代表)或其受委代表。

另外，大會主席及／或董事在會議上個別或共同持有委任代表投票權，佔股份的總投票權(可在該會議投票)5%以上，必須在若干情況下(如大會以舉手方式表決時，表決結果與該等委任代表的表格所指示者相反)要求以按點算股數的方式表決。

除非要求以股數表決且要求未予撤回，否則主席宣佈以舉手方式表決一致或以大多數通過或不通過決議案即為終局及決定性，且載入本公司大會紀錄，即為事實的決定性證明而毋須證明贊成或反對該決議案的數目或比率。

雖然組織章程細則已載有相關程序，為了貫徹良好的公司治理常規，董事會已決議通過今後所有向股東大會提交的決議案均須按股數投票的方式於股東大會上進行表決，並作為一項公司政策予以確定。

資本市場交易截至2010年12月31日止兩個年度各年的年度上限乃根據其截至2008年12月31日止的年度上限加50%年度增長率而定。財務資產交易及銀行同業資本市場交易的增長率是取決於其由市場主導的特性，而本集團難以對其作出估算。而新年度上限能夠使本集團更有彈性地應付金融市場未來的突變。故此，董事(包括獨立非執行董事)均認為該新年度上限是合乎本公司及股東的整體利益。

**《上市規則》的規定**

由於投資關連交易及同業市場關連交易的新年度上限超逾《上市規則》所訂按年計算各項適用百分比率的2.5%上限，投資關連交易及同業市場關連交易均屬《上市規則》第14A.35條所指不獲豁免的持續關連交易，並須遵守《上市規則》第14A.45條至第14A.48條項下的申報、公告及獨立股東批准規定以及第14A.37及14A.38條項下的年度審閱規定。

董事會已成立獨立董事委員會(成員包括本公司所有獨立非執行董事)以審閱持續關連交易及新年度上限，並向獨立股東提供推薦建議。本公司亦已委聘德國商業銀行作為獨立董事委員會的獨立財務顧問，以審查持續關連交易及新年度上限。

德國商業銀行已向獨立董事委員會確認，其認為投資關連交易及同業市場關連交易乃本集團於日常及一般業務過程中按一般商業條款進行，並對本公司及股東的整體利益而言是公平及合理。根據德國商業銀行的意見及董事本身的審閱，董事(包括獨立非執行董事)認為投資關連交易及同業市場關連交易乃本集團於日常及一般業務過程中按一般商業條款進行，並對本公司及股東的整體利益而言是公平及合理。

根據《上市規則》第14A.54條，任何於建議中的投資關連交易及同業市場關連交易有重大利益關係的關連人士、股東及其聯繫人士，均須放棄在有關股東特別大會上就有關決議案表決的權利。因此，中國銀行及其聯繫人士須放棄在有關股東特別大會上就有關投資關連交易及同業市場關連交易決議案表決的權利。

**股東特別大會**

董事建議暫定於2008年5月本公司股東週年大會結束後立即舉行股東特別大會批准持續關連交易及新年度上限。召開股東特別大會的通知及隨附的代表委任表格將於2008年4月前後寄發予股東。

由於投資關連交易及同業市場關連交易於截至2007年12月31日止財政年度屆滿後繼續進行，董事將確保在股東特別大會中取得獨立股東批准之前，各項投資關連交易及同業市場關連交易的交易總值維持在《上市規則》所訂按年計算各項適用百分比率的2.5%上限之內。本公司已採取各項監控機制以確保有關關連交易在2.5%的上限內。該等監控機制包括每月的監控報表以顯示每項相關的關連交易數據，及設立低於2.5%的內部上限預警機制。倘每項交易金額到達內部上限，本公司將會立即採取措施以防止超逾上限。倘在股東特別大會中，本公司獨立股東不批准有關投資關連交易及同業市場關連交易，本公司將確保該等關連交易於該年度的交易金額維持在2.5%的上限內。此外，根據服務與關係協議，如有需要，本公司有權向中國銀行或其聯繫人士提出事前書面通知以結束有關的關連交易。在最後實際可行日期，每項投資關連交易及同業市場關連交易的交易總值在2.5%的上限內。

**設定新年度上限的原因及理據**

***投資關連交易***

投資關連交易所涉及的活動，分別受若干香港監管機構如香港金融管理局、證券及期貨事務監察委員會及保險業監理處等所規管。證券交易受香港股票市場的成交量所影響。由於2007年股票市場興旺，截至2007年10月31日止十個月的交易金額較截至2006年底的年度交易金額有明顯的增加。證券交易的上限曾於2007年8月修訂，該次修訂顯示了證券交易明顯地受本集團無法控制的外在因素所影響。就基金分銷交易而言，該類交易主要取決於客戶在其資產管理組合的決定，如股票、信託基金及外匯買賣等，這也是本集團難以控制。截至2007年10月31日止十個月的基金分銷交易的交易金額較截至2006年12月31日止的交易金額大幅增加逾2.5倍。就保險代理交易而言，該類交易主要與保險市場相關，而保險市場則如香港股票市場般受外在因素所影響。截至2007年10月31日止十個月的保險代理交易的交易金額亦較截至2006年12月31日止的交易金額增加約5.66%。由於截至2007年10月31日止十個月的上述交易均較以往大幅增加，而且其交易金額均受本集團無法控制的外在因素影響，因此，現擬為截至2008年12月31日止的各項投資關連交易設定統一的新年度上限為27億港元。該新年度上限乃基於本集團截至2006年12月31日止的年度總收益約471.65億港元的5%(此乃本公司參考過往有關類似交易的經驗，以及合理地考慮資本市場的波動因素後，本公司內部所採納的基準數字)，並以約14.5%的增長率(此乃本公司2007年中期業績報告內所反映的本公司淨經營收入增長率)作考慮。各項投資關連交易截至2010年12月31日止兩個年度各年的年度上限乃根據截至2008年12月31日止的年度上限加50%的年度增長率而釐定。投資關連交易的增長率取決於其由市場主導的特性，而本集團難以對其作出估算。由於投資關連交易的交易數量會因應金融市場不能預料的因素而出現重大改變，尤其是，注意到截至2007年12月31日止的證券交易年度上限曾於2007年8月作出調整，故此，董事(包括獨立非執行董事)均認為是次為各項投資關連交易截至2010年12月31日止三個年度各年設定的新年度上限是合乎本公司及股東的整體利益。

***同業市場關連交易***

同業市場關連交易包括銀行或金融機構之間的交易。該類交易受各地區的金融監管機構嚴格規管。就該類交易而言，一買一賣算是兩宗交易，涉及的金額需計兩次，例如，一宗外匯交易如需每月轉倉，即一年的交易金額需要計算二十四次。據此，過往的交易金額並不能確切反映未來的交易金額。

外匯交易包括即期、遠期及單邊交易。該類交易均受到現行市場價格所影響。該類交易的利潤或損失主要取決於相對貨幣的強弱，這非本公司可以控制。由於本公司難以估算由市場主導的外匯交易，現擬設定與投資關連交易相同的年度上限。董事(包括獨立非執行董事)均認為是次為截至2010年12月31日止三個年度的外匯交易設定的新年度上限是合乎本公司及股東的整體利益。

財務資產交易及銀行同業資本市場交易包括港元票據及外匯基金票據交易，而本集團乃該兩類交易的香港市場莊家之一。在2006年，財務資產交易及銀行同業資本市場交易的交易金額分別較2005年的相關交易金額大幅增加了約337%以及41%。2006的高增長乃由於香港對港幣的需求大增以及港元借貸的相應增加。但是，截至2007年10月31日止十個月的港元需求量大幅下滑，交易金額約為18.25億港元。有見於該兩類交易受不明朗因素影響，而不明朗因素會因市場情況而改變，故截至2008年12 月31日止的新年度上限乃基於本集團截至2006年12月31日止的年度資產總值約9,242.27億港元的5%(此乃本公司參考過往有關類似交易的經驗，以及合理地考慮資本市場的波動因素後，本公司內部所採納的基準數字)，並以約6.5%的增長率(此乃本公司2007年中期業績報告內所反映的本公司資產總值增長率)作考慮。財務資產交易及銀行同業

5. **財務資產交易**

本集團與中國銀行及其分行進行多項交易，其中，中國銀行及其分行自本集團買入或向本集團出售貸款的二手權益。財務資產交易亦包括應收賬的買賣、福費庭交易及其他類似的財務資產交易。該等交易均按一般商業條款進行。

下表載列本集團與中國銀行及其分行買賣該等財務資產的過往金額及該等交易的新年度上限：

| | 2005年 | 2006年 | 2007年* |
|---|---|---|---|
| 過往金額<br>*(百萬港元)* | 269.71 | 1,179.54 | 1,007.09 |

| | 2008年 | 2009年 | 2010年 |
|---|---|---|---|
| 新年度上限<br>*(百萬港元)* | 50,000 | 75,000 | 110,000 |

* *截至2007年10月31日止十個月的實際金額，而2007年的年度上限為185億港元*

6. **銀行同業資本市場交易**

本集團參考現行市場價格在第二市場自中國銀行及其聯繫人士買入及向其出售已發行的債券。本集團可能在未來與中國銀行及其聯繫人士買賣其他證券。

下表載列本集團與中國銀行及其聯繫人士買賣的債券及其他證券的過往金額及該等交易的新年度上限：

| | 2005年 | 2006年 | 2007年* |
|---|---|---|---|
| 過往金額<br>*(百萬港元)* | 3,223 | 4,538.83 | 1,825.36 |

| | 2008年 | 2009年 | 2010年 |
|---|---|---|---|
| 新年度上限<br>*(百萬港元)* | 50,000 | 75,000 | 110,000 |

* *截至2007年10月31日止十個月的實際金額，而2007年的年度上限為180億港元*

*註：* 如本公司於2006年4月11日所公告，本集團已於2006年3月與中國銀行訂立補充協議，以修改服務與關係協議中有關銀行同業資本市場交易的合約有效期至2008年12月31日，並將銀行同業資本市場交易截至2008年12月31日止的年度上限增至220億港元。基於下列之原因，本公司現擬將截至2008年12月31日止的年度上限由220億港元增加至500億港元。

下表載列基金銷售交易的過往佣金及回佣及新年度上限：

| | 2005年 | 2006年 | 2007年* |
|---|---|---|---|
| 過往佣金及回佣<br>*(百萬港元)* | 45.1 | 53.59 | 186.48 |

| | 2008年 | 2009年 | 2010年 |
|---|---|---|---|
| 新年度上限<br>*(百萬港元)* | 2,700 | 4,000 | 6,000 |

* *截至2007年10月31日止十個月的實際金額，而2007年的年度上限為2.5億港元*

3. **保險代理**

中銀香港向中銀保險及中銀人壽提供保險代理服務，並就已發出或續期保單收取佣金。

下表載列保險代理服務的過往佣金及新年度上限：

| | 2005年 | 2006年 | 2007年* |
|---|---|---|---|
| 過往佣金<br>*(百萬港元)* | 221.42 | 295.06 | 311.76 |

| | 2008年 | 2009年 | 2010年 |
|---|---|---|---|
| 新年度上限<br>*(百萬港元)* | 2,700 | 4,000 | 6,000 |

* *截至2007年10月31日止十個月的實際金額，而2007年的年度上限為5.3億港元*

***同業市場關連交易***

4. **外匯交易**

在日常業務過程中，本集團與中國銀行及其聯繫人士進行外匯交易。該等交易按現行市場價格進行。外匯交易包括即期、遠期及單邊交易，以及已行使的貨幣期權。本集團亦按一般商業條款與中國銀行進行銀行同業外幣兑換交易。

下表載列上述外匯交易的估計過往收益及新年度上限：

| | 2005年 | 2006年 | 2007年* |
|---|---|---|---|
| 估計過往收益<br>*(百萬港元)* | 88.53 | 55.97 | 13.01 |

| | 2008年 | 2009年 | 2010年 |
|---|---|---|---|
| 新年度上限<br>*(百萬港元)* | 2,700 | 4,000 | 6,000 |

* *截至2007年10月31日止十個月的實際金額，而2007年的年度上限為5.5億港元*

持續關連交易並無超逾其截至2005年12月31日及2006年12月31日止各財政年度的年度上限。本公司預計持續關連交易的交易金額亦不會超逾其截至2007年12月31日止財政年度的年度上限。

本通函的主要目的如下：

(a) 向 閣下提供持續關連交易及新年度上限的進一步詳情；及

(b) 呈列由德國商業銀行致獨立董事委員會及獨立股東就持續關連交易及新年度上限而發出的意見函件。

**持續關連交易的詳情**

***投資關連交易***

1. **證券交易**

中國銀行的附屬公司中銀國際證券被譽為香港證券業其中一間主要的證券經紀公司，以交易量計屬最大規模的證券公司之一。中銀國際證券在其日常及一般業務過程中按一般商業條款為本集團及其客戶提供證券經紀服務。

考慮到中銀國際證券為本集團及其客戶提供證券經紀服務，本集團向中銀國際證券支付按佣金毛額的固定部分計算的佣金（已扣除回佣）。相應地，本公司亦按中銀國際證券所收取的佣金毛額的固定比例向中銀國際證券收取回佣。

此外，自2004年起，本集團以中銀國際證券及其聯營公司的代理人身份分銷多項由彼等發行的證券產品，例如股票掛鉤票據、結構式票據、債券及其他金融產品，並參照現行的市場價格收取佣金。

下表載列上述證券交易的過往佣金（已扣除回佣）及收益及新年度上限：

| | 2005年 | 2006年 | 2007年* |
|---|---|---|---|
| 過往佣金（已扣除回佣）及收益<br>*（百萬港元）* | 102.43 | 195.63 | 412.93 |

| | 2008年 | 2009年 | 2010年 |
|---|---|---|---|
| 新年度上限<br>*（百萬港元）* | 2,700 | 4,000 | 6,000 |

* *截至2007年10月31日止十個月的實際金額，而2007年的年度上限為11億港元*

2. **基金分銷交易**

本集團作為香港主要金融服務提供者之一，在其日常及一般業務過程中向基金公司（包括中銀保誠資產經理及中銀保誠信託）提供基金分銷服務。本集團擔任中銀保誠資產經理和中銀保誠信託的中介人，推廣及銷售不同基金產品，包括有保證基金及開放式基金產品以及強制性公積金（「**強積金**」）產品。就保證基金而言，本集團按管理費用的若干百分比的基準向中銀保誠資產經理收取佣金回佣。就開放式基金產品而言，本集團收取中銀保誠資產經理就本集團所出售的基金單位數量所得的服務費用的其中一部分作為佣金。就強積金產品而言，本集團根據其轉介參加中銀保誠信託的強積金計劃的新會員數目收取佣金。所有由基金公司（包括中銀保誠資產經理及中銀保誠信託）支付的費用及佣金均參照現行的市場價格以及按已議訂的交易量收費率計算。

# 中銀香港(控股)有限公司
BOC HONG KONG (HOLDINGS) LIMITED
(於香港註冊成立之有限公司)
(股份代號：2388)

*董事會：*
* 肖　鋼先生(董事長)
* 孫昌基先生(副董事長)
和廣北先生(副董事長兼總裁)
* 李早航先生
* 周載群先生
* 張燕玲女士
李永鴻先生
高迎欣先生
** 馮國經博士
** 高銘勝先生
** 單偉建先生
** 董建成先生
** 童偉鶴先生
** 楊曹文梅女士

* *非執行董事*
** *獨立非執行董事*

*註冊辦事處：*
香港
花園道1號
中銀大廈
52樓

敬啟者：

**持續關連交易**

**緒言**

茲提述本公司於2008年1月2日發出有關(其中包括)持續關連交易及新年度上限的公告。

本集團與中國銀行及其聯繫人士在其日常及一般業務過程中按一般商業條款進行持續關連交易。中國銀行間接控制本公司超過60%的已發行股份，為本公司的控權股東。據此，中國銀行及其聯繫人士按《上市規則》乃本公司的關連人士。

持續關連交易乃受服務與關係協議及／或其他特定協議所規管。根據服務與關係協議，中國銀行已同意並同意促使其聯繫人士，日後與本集團訂立的所有安排，均按公平磋商基準、一般商業條款，及不遜於給予獨立第三方的費用訂立。該等安排為若干交易訂立，包括資訊科技服務、培訓服務、實物貴金屬交易代理服務、代理銀行安排、資金交易、提供保險及銀團貸款。根據同一協議，本公司已同意並同意促使其附屬公司，在本集團向中國銀行及其聯繫人士提供的收費並不較提供予獨立第三方的更為有利的前提下，須按相同基準訂立日後所有安排。經修訂的服務與關係協議(合約有效期為唯一被修訂的條款)，自2008年1月1日起三年有效。

| | | |
|---|---|---|
| 「服務與關係協議」 | 指 | 本公司與中國銀行於2002年7月6日訂立的（其中包括）服務與關係協議（經不時修訂及補充） |
| 「證券及期貨條例」 | 指 | 香港法例第571章《證券及期貨條例》 |
| 「股份」 | 指 | 本公司股本中每股面值5.00港元的普通股 |
| 「股東」 | 指 | 本公司的股東 |
| 「聯交所」 | 指 | 香港聯合交易所有限公司 |
| 「主要股東」 | 指 | 具《上市規則》所賦予的涵義 |

| | | |
|---|---|---|
| 「德國商業銀行」 | 指 | 德國商業銀行，透過其香港分行營運，為根據《銀行業條例》(香港法例第155章)註冊的持牌銀行及根據《證券及期貨條例》可從事《證券及期貨條例》附表5所載第1類(證券交易)、第4類(就證券提供意見)及第6類(就企業融資提供意見)受規管活動的金融機構，並獲委任為獨立財務顧問以就持續關連交易向獨立董事委員會及獨立股東提供意見 |
| 「本公司」 | 指 | 中銀香港(控股)有限公司，根據香港法例註冊成立的公司，其股份於聯交所上市 |
| 「持續關連交易」 | 指 | 投資關連交易及同業市場關連交易 |
| 「控權股東」 | 指 | 具《上市規則》所賦予的涵義 |
| 「董事」 | 指 | 本公司的董事 |
| 「股東特別大會」 | 指 | 擬於2008年5月本公司股東週年大會結束後立即召開的股東特別大會，以批准持續關連交易及新年度上限 |
| 「本集團」 | 指 | 本公司及其附屬公司 |
| 「香港」 | 指 | 香港特別行政區 |
| 「獨立董事委員會」 | 指 | 一個董事委員會，成員為本公司所有獨立非執行董事 |
| 「獨立股東」 | 指 | 除中國銀行及其聯繫人士外的本公司股東 |
| 「同業市場關連交易」 | 指 | 本通函「持續關連交易的詳情－同業市場關連交易」一節所載的持續關連交易 |
| 「投資關連交易」 | 指 | 本通函「持續關連交易的詳情－投資關連交易」一節所載的持續關連交易 |
| 「最後實際可行日期」 | 指 | 2008年1月25日，即印製本通函前就確定本通函所載若干資料的最後實際可行日期 |
| 「上市規則」 | 指 | 《香港聯合交易所有限公司證券上市規則》(而「規則」指《上市規則》內的規則) |
| 「澳門」 | 指 | 澳門特別行政區 |
| 「新年度上限」 | 指 | 截至2010年12月31日止三個年度各年持續關連交易的新年度上限 |
| 「中國」 | 指 | 中華人民共和國，僅就本通函而言，不包括香港、澳門及台灣 |

在本通函內，除文義另有所指外，下列詞彙具有以下涵義：

| | | |
|---|---|---|
| 「組織章程細則」 | 指 | 本公司的公司組織章程細則(經不時採納、修訂或修改) |
| 「聯繫人士」 | 指 | 具《上市規則》所賦予的涵義 |
| 「董事會」 | 指 | 本公司的董事會 |
| 「中國銀行」 | 指 | 中國銀行股份有限公司，根據中國法例成立的股份有限公司，主要從事商業銀行活動，為本公司超過60%股本的間接持有人 |
| 「中銀(BVI)」 | 指 | BOC Hong Kong (BVI) Limited，根據英屬處女群島法例註冊成立的公司，並為中銀香港(集團)的全資附屬公司 |
| 「中銀集團信託人」 | 指 | 中銀集團信託人有限公司，根據香港法例註冊成立的公司，為中銀香港非全資附屬公司 |
| 「中銀香港」 | 指 | 中國銀行(香港)有限公司，根據香港法例註冊成立的公司，並為本公司的全資附屬公司 |
| 「中銀香港(集團)」 | 指 | 中銀香港(集團)有限公司，根據香港法例註冊成立的公司，並為中國銀行的全資附屬公司 |
| 「中銀保險」 | 指 | 中銀集團保險有限公司，根據香港法例註冊成立的公司，並為中國銀行的全資附屬公司 |
| 「中銀人壽」 | 指 | 中銀集團人壽保險有限公司，根據香港法例註冊成立的公司，本公司與中銀保險分別佔其51%及49%股權 |
| 「中銀國際」 | 指 | 中銀國際控股有限公司，根據香港法例註冊成立的公司，並為中國銀行的全資附屬公司 |
| 「中銀保誠資產經理」 | 指 | 中銀國際英國保誠資產管理有限公司，根據香港法例註冊成立的公司，中銀國際的全資附屬公司中銀國際資產管理有限公司與英國保誠集團分別佔其64%及36%股權 |
| 「中銀保誠信託」 | 指 | 中銀國際英國保誠信託有限公司，根據香港法例註冊成立的公司，中銀集團信託人與英國保誠集團分別佔其64%及36%股權 |
| 「中銀國際證券」 | 指 | 中銀國際證券有限公司，根據香港法例註冊成立的公司，並為中銀國際的全資附屬公司 |
| 「匯金」 | 指 | 中央匯金投資有限責任公司 |

# 目錄

本通函僅供參考，並不構成收購、購買或認購本公司證券的邀請或要約。

**閣下如對本通函任何方面或應採取的行動有任何疑問**，應諮詢　閣下的持牌證券商、銀行經理、律師、專業會計師或其他專業顧問。

**閣下如已將名下全部中銀香港（控股）有限公司股份售出或轉讓**，應立即將本通函交予買方或承讓人，或送交經手買賣或轉讓的銀行、持牌證券商或其他代理商，以便轉交買方或承讓人。



**中銀香港(控股)有限公司**
**BOC HONG KONG (HOLDINGS) LIMITED**
（於香港註冊成立之有限公司）
（股份代號：2388）

# 持續關連交易

獨立董事委員會及獨立股東的
獨立財務顧問

**COMMERZBANK**
德國商業銀行香港分行

獨立董事委員會函件載於本通函第13頁，德國商業銀行致獨立董事委員會及獨立股東的函件載於本通函第14頁至第22頁。召開股東特別大會以批准持續關連交易及新年度上限的通告及股東特別大會適用代表委任表格將於2008年4月前後另行寄發予股東。

END

2008年2月1日